     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1994

                                                     REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                              RMI TITANIUM COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     OHIO                                       31-0875005
       (STATE OR OTHER JURISDICTION OF              (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

              1000 WARREN AVENUE, NILES, OHIO 44446 (216) 544-7604
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TIMOTHY G. RUPERT
                 SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                               1000 WARREN AVENUE
                               NILES, OHIO 44446
                                 (216) 544-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                             COPIES TO:
                 R. E. HILTON, ESQ.                               RAYMOND W. WAGNER, ESQ.
    ASSISTANT GENERAL COUNSEL--U.S. STEEL GROUP                 SIMPSON THACHER & BARTLETT
                  USX CORPORATION                                  425 LEXINGTON AVENUE
                  600 GRANT STREET                               NEW YORK, NEW YORK 10017
        PITTSBURGH, PENNSYLVANIA 15219-4776                           (212) 455-2568
                   (412) 433-2868







    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM    AMOUNT OF
TITLE OF EACH CLASS OF               AMOUNT TO BE       OFFERING PRICE        AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED           REGISTERED         PER UNIT(1)      OFFERING PRICE(1)       FEE
- ----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value      xxxx shares (2)(3)       $x.xx(3)          $30,000,000        $10,345
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2) Represents the maximum number of shares of Common Stock, $.01 par value, issuable upon the exercise of the Rights to be distributed in connection with the Rights Offering described herein.
(3) To be supplied by amendment.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                     SUBJECT TO COMPLETION, APRIL   , 1994

PROSPECTUS

                                               Shares

                                   [RMI LOGO]
                                  Common Stock
                                ($.01 par value)
                               ------------------

    The shares of Common Stock, $.01 par value per share ("Common Stock") of RMI Titanium Company ("RMI" or the "Company"), are being offered to holders of record of the Common Stock ("Record Date Holders") at the close of business on
May          , 1994 (the "Record Date") pursuant to transferable rights (the
"Rights") to purchase shares of Common Stock (the "Rights Offering" or the
"Offering"). Each such Record Date Holder is receiving            Rights for
each share of Common Stock held of record on the Record Date. Holders of Rights ("Rights Holders" or "Holders") will be able to exercise their Rights during a period (the "Subscription Period") commencing with the distribution of the
Rights and ending at 5:00 p.m., New York City time, on June   , 1994, unless
extended by RMI to a time (the "Expiration Time") not later than July   , 1994.
Each Right entitles the Rights Holder to subscribe for one share of Common Stock (the "Basic Subscription Privilege"). Each Right also entitles the Rights Holder exercising the Basic Subscription Privilege in full to subscribe for additional shares of Common Stock that are not otherwise subscribed for pursuant to the exercise of the Basic Subscription Privilege, subject to proration and reduction by RMI under certain circumstances (the "Oversubscription Privilege"). Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. The Rights are evidenced by transferable subscription warrants (the "Subscription Warrants"). See "The Rights Offering."

    The Rights Offering is not conditioned upon the exercise of any minimum number of Rights. However, RMI has been advised by USX Corporation ("USX"), the owner of 750,000 shares of Common Stock, constituting approximately 50.8% of all Common Stock outstanding as of the Record Date, that USX intends to exercise the Basic Subscription Privilege, but not the Oversubscription Privilege, with respect only to the Rights issued to it. Assuming USX so exercises such Rights, and no other Rights are exercised, the Rights Offering would result in approximately $ million in net proceeds for RMI and USX would own a total of
    shares of Common Stock, constituting   % of all such shares outstanding.
Holders of shares of Common Stock who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of RMI.

    The Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "RTI". It is anticipated that the Rights will trade on the NYSE under the symbol "RTI RT" until the close of business on the last trading day preceding the day on which the Expiration Time occurs. There has, however, been no prior market for the Rights, and no assurance can be given that a market will develop or, if a market develops, that it will remain available throughout the Subscription Period, or as to the price at which the Rights will trade. On May
  , 1994, the last sales price of the Common Stock on the NYSE was $     per
share. See "Price Range of Common Stock and Dividends."
                               ------------------

  AFTER THE EXPIRATION TIME, THE RIGHTS WILL NO LONGER BE EXERCISABLE AND WILL HAVE NO VALUE. ACCORDINGLY, RIGHTS HOLDERS ARE STRONGLY URGED TO EITHER EXERCISE
                             OR SELL THEIR RIGHTS.

A purchase of Common Stock involves substantial risks. See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
       THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
                                                                           UNDERWRITING
                                                        SUBSCRIPTION       DISCOUNTS AND       PROCEEDS TO
                                                            PRICE         COMMISSIONS(1)        RMI(2)(3)
- --------------------------------------------------------------------------------------------------------------
Per Share                                                     $                None                 $
- --------------------------------------------------------------------------------------------------------------
Total                                                         $                None                 $
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

(1) Lehman Brothers Inc. ("Lehman Brothers") will receive a financial advisory fee equal to 2 1/2% of the aggregate proceeds to RMI from the Rights Offering. In addition, RMI has agreed to reimburse Lehman Brothers for its expenses in connection with the Rights Offering and to indemnify Lehman Brothers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "The Rights Offering--Financial Advisor."
(2) Before deducting estimated expenses of $    payable by RMI.
(3) RMI has been advised by USX, the owner of 750,000 shares of Common Stock, that USX intends to exercise the Basic Subscription Privilege, but not the Oversubscription Privilege, with respect only to the Rights issued to it.
                               ------------------
                  The date of this Prospectus is May   , 1994.

Inside front cover of Prospectus

Markets for RMI Titanium Products

Six photographs of end use products

International and domestic commercial airframes
Jet aircraft gas turbine engines
Oil and gas extraction equipment
Chemical processing equipment
Petroleum refining equipment
Drilling riser for offshore deep well drilling

                             AVAILABLE INFORMATION

     RMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by RMI can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the NYSE, and such reports, proxy statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     RMI has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered pursuant to the Rights Offering. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by RMI with the Commission (file no. 1-10319) are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the year ended December 31, 1993.

     (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

     (c) The description of the Common Stock included in RMI's Registration Statement on Form 8-A filed on September 1, 1989.

     All reports and other documents filed by RMI pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant to the Rights Offering shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     RMI undertakes to provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to the Director-Investor Relations, RMI Titanium Company, 1000 Warren Avenue, Niles, Ohio 44446 (telephone 216-544-7622).
                            ------------------------

     As used in this Prospectus, the terms "RMI" and "Company" mean RMI Titanium Company, its predecessors and consolidated subsidiaries, taken as a whole, unless the context indicates otherwise.

                                    SUMMARY

     The following summary is not intended to constitute a complete description of RMI or of all material features of the Rights Offering and is qualified in its entirety by reference to the detailed information set forth elsewhere in or incorporated by reference into this Prospectus.

     Effective March 31, 1994, RMI amended its Articles of Incorporation to effect a one-for-ten reverse stock split. Unless otherwise noted, all Common Stock share amounts and per share data set forth in this Prospectus have been adjusted to give effect to this amendment.

                                  THE COMPANY

     RMI is one of the world's leading producers of titanium mill products. Titanium, the world's fourth most abundant metal, is extracted from ore through a chemical reduction process to form titanium sponge which, along with alloying agents, is melted into an ingot. The ingot is then converted into various mill product shapes. Titanium mill products, which are used primarily in the aerospace industry, constituted 76% of RMI's sales in 1993, 81% in 1992 and 78% in 1991. Approximately 70% of RMI's 1993 mill product sales were aerospace related, compared to 76% in 1992 and 80% in 1991. Approximately 30% of RMI's aerospace mill product sales were associated with military programs in all three years.

     RMI's related products and services are used in aerospace, oil and gas production, chemical, pulp and paper and other processing industries. Related products accounted for 16%, 13% and 10% of RMI's sales in 1993, 1992 and 1991, respectively.

     In 1993 RMI reported net sales of $127.4 million, an operating loss of $10.8 million and a net loss of $28.9 million (which reflects a $16.9 million cumulative effect charge relating to a change in an accounting principle). In 1992 and 1991, RMI reported net losses of $14.1 million and $57.1 million, respectively. The 1991 results reflect a $37.1 million charge resulting from the closure of RMI's sponge production facilities. The 1993, 1992 and 1991 results reflect aggressive international competition, declining military spending, reduced commercial airline demand for new aircraft and an uncertain world economy. Domestic industry shipments of titanium mill products in 1991 were approximately 34 million pounds, a decrease of 35% from 1990 shipments of 53 million pounds, the largest single one year decrease in the history of the industry. Shipments remained at that level in each of 1992 and 1993, and are not expected to increase significantly in 1994. During the three-year period RMI was able to reduce its net losses from $20 million in 1991 to $14 million in 1992 and $12 million in 1993 (excluding the effects of the 1993 change in accounting principle and the 1991 plant closing charge) by reducing RMI's administrative costs and significant reductions in RMI's cost of raw materials. During the first quarter ended March 31, 1994 RMI reported net sales of $36.4 million, an operating loss of $2.2 million and a net loss of $4.3 million (which included a $1.2 million charge for a change in accounting principle), compared to 1993 first quarter net sales of $32.1 million, an operating loss of $2.4 million and a net loss of $19.8 million (which included a $16.9 million charge resulting from a cumulative effect accounting change).

     Further improvement in RMI's results of operations will depend largely on increased commercial aerospace activity. However, in an effort to lessen its dependence on the aerospace market, RMI is devoting significant efforts and resources to developing new markets and applications for its products, including those described below. RMI believes that applications in the energy markets offer significant potential. RMI is currently working closely with several oil companies and engineering concerns to evaluate a number of potential projects in these markets. RMI, however, cannot give any assurances as to the extent to which it will be able to develop these markets, including those described below, or as to the time required for such development. If RMI is able to develop successfully such markets, RMI expects to face competition.

     RMI's efforts to develop these new markets and applications have focused on demonstrating that not only does titanium outperform alternate materials in many applications, but that it is more cost efficient, especially when viewed on a total project basis, principally due to its superior corrosion and erosion resistance and high strength-to-weight ratio. For example, steel pipe used in geothermal applications, where wells bring hot brine from deep in the earth to the surface for power generation, may need to be replaced every 6 to 18 months, while titanium pipe will last for the 30-40 year life of the project and thus not only eliminate the cost of replacement pipe, but also the time and expense of taking the well out of service. In addition, the use of titanium in riser systems, which are suspended from offshore floating platforms, can allow oil and gas producers to design smaller platforms, reducing weight and significantly reducing total platform costs.

     RMI is assisting energy companies in evaluating titanium applications and is actively marketing the custom design, engineering and production of titanium product systems, including the following:

     - Drilling Riser--Heavy-walled tubular structure, connected at the top to an offshore oil platform and at the bottom to the ocean floor, inside of which the drill pipe operates. In October 1993, RMI received a contract to supply the world's first high-pressure titanium drilling riser for use by Conoco Norway in the Heidrun project in the Norwegian North Sea. When assembled, the riser will be about 1,500 feet in length and will weigh approximately 250,000 pounds. RMI expects to receive approximately $15 million in revenues from the contract.

     - Production Riser--Structure similar to a drilling riser in which the oil and gas flow to the platform after a well is drilled.

     - Export Riser--Structure similar to a drilling riser in which oil and gas flow from the platform to a pipeline for transmission onshore.

     - Geothermal Pipe--Heavy walled pipe placed in deep land-based wells which brings hot brine to the surface for use in generating electricity. RMI-supplied well strings have been in successful service for several years and RMI is working with the field operator on a major expansion of this project.

     - Welded Pipe--Pipe formed from flat-rolled titanium and welded along its length. Used in numerous applications to transport liquids and to form structural members. Principal product of Permipipe Titanium AS, RMI's Norwegian joint venture, which, when operational in the first half of 1994, will be capable of producing up to 3 million pounds of pipe per year.

     - Coiled Tubing--Tube formed in similar manner to welded pipe on a continuous basis and coiled onto spools much like cable products. Used in numerous applications including subsea umbilical lines which operate hydraulic equipment on the ocean floor, subsea flow lines which carry oil and gas and workover strings used to inject various materials into existing wells. The continuous nature of coiled tubing eliminates the need to join lengths of tube together.

     RMI believes that its expertise in manufacturing and fabrication, as well as its capabilities in project management and subcontract administration, give it an advantage over its competitors in the titanium industry. In addition, RMI believes that it is the only titanium company with petroleum and design engineering capabilities. RMI maintains a complete project management and support group to administer its projects.

     RMI has over 728,000 square feet of manufacturing facilities, most of which are owned. RMI's equipment and facilities are well maintained and its products meet the most stringent quality standards, including ISO-9002. RMI's principal manufacturing plant is located in Niles, Ohio. Other manufacturing operations are located in Pennsylvania, Missouri and Utah. RMI's facilities have a rated capacity of melting 36 million pounds of ingot and producing 22 million pounds of mill products, although practical capacity may be less. At March 31, 1994, RMI's ingot and mill product facilities were being utilized at approximately 47% and 52%, respectively, of rated capacities. RMI's products are marketed worldwide through its internal sales organization and a network of distributors.

     RMI's principal executive offices are located at 1000 Warren Avenue, Niles, Ohio 44446, and its telephone number is (216) 544-7604.

                 BACKGROUND AND PURPOSES OF THE RIGHTS OFFERING

     The Board of Directors of RMI has determined that RMI should seek to raise up to $30 million through the Rights Offering. Net proceeds of the Rights Offering will be used by RMI for general corporate purposes, including working capital for the development of new markets and applications for its products. Development of RMI's new market opportunities, together with the lack of recovery in RMI's traditional markets, will place greater pressure on its limited financial resources.

     RMI has recently obtained a commitment from the banks which are parties to its $75 million revolving credit facility (the "Existing Credit Facility") to amend the Existing Credit Facility to establish new financial covenants and to relate the maximum amount of available credit thereunder to a borrowing-base formula. Based on the values of the collateral as of March 31, 1994, RMI would be able to borrow the entire $75 million available under the Existing Credit Facility, as amended. In addition, RMI has obtained a separate commitment from such banks to enter into a second revolving credit facility (the "EXIM Bank Credit Facility") providing for up to an additional $15 million of available credit which would be guaranteed by the Export Import Bank. RMI has applied to the Export Import Bank for such a guarantee. Borrowings under the EXIM Bank Credit Facility would be subject generally to the same conditions as borrowings under the Existing Credit Facility, as amended, and also to the condition that RMI receive cash equity investments from the Rights Offering of at least $14.7 million by July 29, 1994. The amendments to the Existing Credit Facility will be effective upon execution of a definitive amendment thereto, but RMI would be in default thereunder if it fails to receive cash equity investments from the Rights Offering of at least $14.7 million by July 29, 1994. RMI expects to execute the definitive amendment to the Existing Credit Facility prior to commencing the Rights Offering. See "Risk Factors--Increasingly High Leverage; Liquidity Concerns" and "Capitalization--Revolving Credit Facilities" below.

     RMI has been advised by USX, the owner of 750,000 shares of Common Stock, constituting approximately 50.8% of all Common Stock outstanding as of the Record Date, that USX intends to exercise the Basic Subscription Privilege, but not the Oversubscription Privilege, with respect only to the Rights issued to it. Exercise of the Basic Subscription Privilege by USX with respect to such
Rights will result in the receipt of approximately $     million by RMI (after
deduction of expenses) and the issuance to USX of        additional shares of
Common Stock, which will result in USX owning a total of      shares of Common
Stock. If no other Rights are exercised, USX would own   % of all shares
outstanding.

                              RMI TITANIUM COMPANY

                     SUMMARY SELECTED FINANCIAL INFORMATION

    The following summary selected financial information has been derived from the consolidated financial statements of RMI for each of the five years in the period ended December 31, 1993 and the condensed consolidated financial statements of RMI for the quarters ended March 31, 1994 and 1993. The information set forth below should be read in connection with the Consolidated Financial Statements, the Condensed Consolidated Financial Statements and the "Management's Discussion and Analysis of Financial Conditions and Results of Operations" related thereto, included elsewhere herein. The summary selected quarterly information has been prepared by RMI without audit and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of operations for the interim periods covered.

                                     QUARTER ENDED
                                       MARCH 31,                                YEAR ENDED DECEMBER 31,
                                -----------------------       ------------------------------------------------------------
                                  1994           1993           1993          1992        1991          1990        1989
                                --------       --------       --------      --------    --------      --------    --------
                                                (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AND PRICE DATA)
OPERATIONS STATEMENT DATA:
Sales:
  Mill Products................ $ 25,754       $ 26,987       $ 96,453      $110,509    $128,803      $208,058    $184,251
  Related Products and
    Services...................    7,948          3,610         20,512        16,745      17,260        16,397      19,931
  Other(1).....................    2,658          1,537         10,432         8,353      19,505        30,840      37,832
                                --------       --------       --------      --------    --------      --------    --------
      Total....................   36,360         32,134        127,397       135,607     165,568       255,295     242,014
Operating income (loss)........   (2,216)        (2,359)       (10,764)      (11,387)    (52,712)(2)    32,773      30,088
Income (loss) before cumulative
  effect of a change in
  accounting principle.........   (2,929)        (2,897)       (11,955)      (14,062)    (57,085)(2)    28,126      26,544
Cumulative effect of a change
  in accounting principle......   (1,202)(3)    (16,938)(4)    (16,938)(4)        --          --            --          --
Net income (loss)..............   (4,131)       (19,835)       (28,893)      (14,062)    (57,085)       28,126      26,544
Cash dividends per common
  share(5).....................       --             --             --            --         .75           .75          --
NET LOSS PER COMMON SHARE:(5)
Before change in accounting
  principle.................... $  (1.99)      $  (1.98)      $  (8.14)           --          --            --          --
Net loss per common share......    (2.80)        (13.58)        (19.67)     $  (9.66)   $ (39.17)           --          --
PRO FORMA DATA:(6)
Pro forma net income...........       --             --             --            --          --      $ 27,274    $ 21,959
Pro forma net income per common
  share(5).....................       --             --             --            --          --         18.17       14.64
Pro forma book value per common
  share(5).....................       --             --             --            --          --            --       74.11
BALANCE SHEET DATA: (at end of
  period)
Working capital................ $ 66,517                      $ 66,319      $ 72,229    $ 79,820      $109,044    $102,666
Total assets...................  153,841                       152,471       153,257     173,888       228,605     217,549
Long-term debt due after one
  year.........................   68,530                        66,660        62,280      58,800        61,205      38,503
Equity.........................   23,939                        27,861        63,302      77,705       136,569     141,158
Book value per common
  share(5).....................    16.23                         18.89         43.34       53.36         92.61          --
% Total debt to total
  capitalization...............      74%                           71%           50%         43%           31%         22%
OPERATING DATA:
Mill products shipments
  (thousands of pounds):
  Aerospace....................    1,951          2,002          7,619         8,699       9,379        12,898      12,237
  Nonaerospace.................      892            815          3,406         2,585       1,938         3,913       3,612
                                --------       --------       --------      --------    --------      --------    --------
      Total....................    2,843          2,817         11,025        11,284      11,317        16,811      15,849
Average mill product sales
  price (per pound)............ $   9.46       $  10.38       $   9.60      $  10.20    $  11.69      $  12.58    $  11.81
Mill product capacity (millions
  of pounds)(7)................                                   22.0          22.0        22.0          22.0        22.0
Ingot capacity (millions of
  pounds):(7)..................                                   36.0          36.0        36.0          36.0        36.0
  Ingot melt...................                                   14.6          14.7        14.0          22.9        24.2
  % Utilization................                                    41%           41%         39%           64%         67%
Active employees at
  December 31,.................                                    782           843       1,172         1,660       1,650

- ---------

(1) Includes sales of discontinued products of $2.6 million, $13.2 million, $22.9 million and $29.7 million in 1992, 1991, 1990 and 1989, respectively.

(2) Includes a charge of $37.1 million relating to the closing of RMI's sponge production facilities. See Note 4 to the Consolidated Financial Statements included elsewhere herein.

(3) Reflects the January 1, 1994 adoption of Statement of Financial Accounting Standards ("SFAS") No. 112. See Note 4 to the Condensed Consolidated Financial Statements included elsewhere herein.

(4) Reflects immediate recognition of the transition obligation determined as of the January 1, 1993 adoption of SFAS No. 106. See Note 11 to the Consolidated Financial Statements included elsewhere herein.

(5) Amounts retroactively restated to reflect the one-for-ten reverse stock split effective March 31, 1994. See Note 17 to the Consolidated Financial Statements included elsewhere herein.

(6) Reflects the change to RMI's capital structure effective April 20, 1990 (see
    Note 1 to Consolidated Financial Statements included elsewhere herein) and certain adjustments to historical partnership income.

(7) Rated annual capacity; practical capacity may be less.

                             SUMMARY CAPITALIZATION

     The following table sets forth in summary form the consolidated capitalization of RMI as of March 31, 1994, and as adjusted to give effect to the issuance of Common Stock pursuant to the Rights Offering based on the "Minimum Case" and the "Maximum Case". The Minimum Case assumes that USX exercises only the Basic Subscription Privilege with respect only to the Rights issued to it and that no other Rights are exercised, in which case additional shares of Common Stock will be issued and RMI will receive
approximately $     million in net proceeds, after deduction of estimated
expenses. The Maximum Case assumes all of the Rights are fully exercised, in
which case RMI will issue      additional shares of Common Stock and will
receive approximately $     million in such net proceeds. The following "As
Adjusted" information is not necessarily indicative of the financial position that would have been attained had the Rights Offering actually taken place as of March 31, 1994. The data should be read in conjunction with the Consolidated Financial Statements, the Condensed Consolidated Financial Statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein.

                                                                     MARCH 31, 1994
                                                             -------------------------------
                                                                             AS ADJUSTED
                                                                         -------------------
                                                                         MINIMUM     MAXIMUM
                                                             ACTUAL       CASE        CASE
                                                             -------     -------     -------
                                                                 (DOLLARS IN THOUSANDS)
    Total debt............................................   $68,650     $68,650     $68,650
    Total shareholders' equity............................    23,939
                                                             -------     -------     -------
    Total capitalization..................................   $92,589     $           $
                                                             -------     -------     -------
                                                             -------     -------     -------

                              THE RIGHTS OFFERING

RIGHTS...........................   Each record holder of Common Stock ("Record Date Holder")
                                    at the close of business on May   , 1994 (the "Record
                                    Date") is receiving      transferable subscription rights
                                    ("Rights") for each share of Common Stock held of record
                                    on the Record Date (the "Rights Offering" or "Offering").
                                    An aggregate of           Rights is being issued. Each
                                    Right entitles the holder thereof (a "Holder" or "Rights
                                    Holder") to purchase from RMI one share of Common Stock
                                    (an "Underlying Share") for a price of $       per share
                                    (the "Subscription Price"). The Rights are evidenced by
                                    transferable subscription warrants (the "Subscription
                                    Warrants"). No Rights will be issued with respect to any
                                    treasury shares of Common Stock held by RMI.
BASIC SUBSCRIPTION PRIVILEGE.....   Until the Expiration Time, Rights Holders are entitled to
                                    purchase, at the Subscription Price, one Underlying Share
                                    for each Right held (the "Basic Subscription Privilege").
                                    Certificates representing shares purchased pursuant to the
                                    Basic Subscription Privilege will be mailed or available
                                    for pick-up as soon as practicable after exercise and
                                    receipt of payment therefor by the Subscription Agent (as
                                    defined below). See "The Rights Offering--Subscription
                                    Privileges--Basic Subscription Privilege."
OVERSUBSCRIPTION PRIVILEGE.......   Each Holder who elects to exercise the Basic Subscription
                                    Privilege in full may also subscribe, at the Subscription
                                    Price, for additional Underlying Shares available after
                                    satisfaction of all subscriptions pursuant to the Basic
                                    Subscription Privilege (the "Oversubscription Privilege").
                                    If an insufficient number of Underlying Shares is
                                    available to satisfy fully all exercises of the
                                    Oversubscription Privilege, then the available Underlying
                                    Shares will be prorated (subject to the elimination of
                                    fractional shares) among Holders who exercise their
                                    Oversubscription Privilege based upon the respective
                                    number of Underlying Shares each Rights Holder has
                                    purchased pursuant to the Basic Subscription Privilege.
                                    Certificates representing shares purchased pursuant to the
                                    Oversubscription Privilege will be mailed or available for pick-up as soon as practicable after the Expiration Time
                                    and after all prorations and adjustments contemplated by
                                    the Rights Offering have been made and payment therefor
                                    has been received by the Subscription Agent. Any funds
                                    received by the Subscription Agent from a Holder with
                                    respect to the Oversubscription Privilege that are not
                                    applied as a result of a proration will be returned by
                                    mail as soon as practicable, without interest or
                                    deduction. See 'The Rights Offering--Subscription
                                    Privileges--Oversubscription Privilege."
USE OF PROCEEDS..................   RMI will use the net proceeds of the Rights Offering for
                                    general corporate purposes, including working capital for
                                    the development of new markets for its products. Assuming
                                    USX exercises the Basic Subscription Privilege with
                                    respect only to the Rights issued to it (which USX has
                                    advised RMI that USX intends to do), and no other Rights
                                    are exercised, the Rights Offering will result in
                                    approximately $     million in net proceeds to RMI, after
                                    deduction of estimated expenses. If all of the Rights are
                                    exercised, such net proceeds will be $     million.

PROCEDURE FOR EXERCISING
  RIGHTS.........................   The Basic Subscription Privilege and the Oversubscription
                                    Privilege may be exercised by properly completing the
                                    Subscription Warrant and forwarding it (or following the
                                    Guaranteed Delivery Procedures), with payment of the
                                    Subscription Price for each Underlying Share subscribed
                                    for pursuant to the Basic Subscription Privilege and
                                    Oversubscription Privilege, to the Subscription Agent,
                                    which must receive such payment in the appropriate manner
                                    and such Subscription Warrant (or a Notice of Guaranteed
                                    Delivery) at or prior to the Expiration Time. If
                                    Subscription Warrants are sent by mail, Rights Holders are urged to use insured, registered mail.
                                    Funds paid by uncertified check may take at least five
                                    business days to clear. Accordingly, Rights Holders who
                                    wish to pay the Subscription Price by means of uncertified check are urged to make payment sufficiently in advance of the Expiration Time to ensure that the payment is received and clears by that time, and are urged to consider, in the alternative, payment by means of certified or cashier's
                                    check, money order or wire transfer of funds.
                                    If the aggregate Subscription Price paid by an exercising
                                    Rights Holder is insufficient to purchase the number of
                                    Underlying Shares that the Rights Holder indicates are
                                    being subscribed for, or if no number of Underlying Shares to be purchased is specified, then the Rights Holder will
                                    be deemed to have exercised the Basic Subscription
                                    Privilege to purchase Underlying Shares to the full extent of the payment tendered. If the aggregate Subscription
                                    Price paid by an exercising Holder exceeds the amount
                                    necessary to purchase the number of Underlying Shares for
                                    which the Holder has indicated an intention to subscribe,
                                    then the Holder will be deemed to have exercised the
                                    Oversubscription Privilege to the full extent of the
                                    excess payment tendered. See "The Rights
                                    Offering--Exercise of Rights and Subscription Agent."
                                    ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION
                                    PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, THE EXERCISE
                                    MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE
                                    EXPIRATION TIME WILL EXPIRE AND WILL NO LONGER BE
                                    EXERCISABLE BY ANY HOLDER.
TRANSFERABILITY OF RIGHTS........   The Rights are transferable and it is anticipated that
                                    they will trade on the NYSE until the close of business on the last NYSE trading day preceding the day on which the
                                    Expiration Time occurs. There can be no assurance,
                                    however, that any market for the Rights will develop or,
                                    if a market develops, that the market will remain
                                    available throughout the period during which Rights may be exercised, or as to the price at which the Rights will
                                    trade.
                                    The Subscription Agent will endeavor to sell Rights for
                                    Rights Holders who have so requested and have delivered a
                                    Subscription Warrant, with the instructions for sale
                                    properly executed, to the Subscription Agent at or prior
                                    to 11:00 a.m., New York City time, two NYSE trading days
                                    preceding the day on which the Expiration Time occurs. If
                                    the Rights cannot be sold by the Subscription Agent prior
                                    to 5:00 p.m., New York City time, one NYSE trading day
                                    preceding the day on which the Expiration Time occurs,
                                    they will be returned promptly by mail to the Rights
                                    Holder or, if so arranged, held by the Subscription Agent
                                    for pick-up.

                                    A Rights Holder wishing to sell Rights must submit the
                                    Subscription Warrant evidencing those Rights to the
                                    Subscription Agent, accompanied by instructions setting
                                    forth the action to be taken with respect to the Rights
                                    not to be sold. If so instructed, a new Subscription
                                    Warrant will be issued to the submitting Rights Holder,
                                    but only if the Subscription Agent receives the properly
                                    endorsed Subscription Warrant no later than 5:00 p.m., New
                                    York City time, on the fifth NYSE trading day preceding
                                    the day on which the Expiration Time occurs. No new
                                    Subscription Warrants will be issued with respect to
                                    Subscription Warrants submitted after such time and date.
                                    Accordingly, after such time and date a Rights Holder
                                    selling or exercising less than all of its Rights will
                                    lose the power to sell or exercise its remaining Rights.
                                    See "The Rights Offering-- Method of Transferring Rights."
RECORD DATE......................   Close of business on May   , 1994.
EXPIRATION TIME..................   5:00 p.m., New York City time, June   , 1994, unless
                                    extended by RMI from time to time, in its sole discretion,
                                    to a time (the "Expiration Time") not later than July   ,
                                    1994. See "The Rights Offering--Expiration Time."
PERSONS HOLDING COMMON STOCK,
  OR WISHING TO EXERCISE RIGHTS,
  THROUGH OTHERS.................   Persons holding shares of Common Stock through a broker,
                                    dealer, commercial bank, trust company or other nominee,
                                    as well as persons holding certificates for Common Stock
                                    personally who would prefer to have such institutions
                                    effect transactions relating to the Rights on their
                                    behalf, should contact the appropriate institution or
                                    nominee and request it to effect the transactions for
                                    them. See "The Rights Offering--Exercise of Rights and
                                    Subscription Agent."
PROCEDURE FOR EXERCISING RIGHTS
  BY FOREIGN SHAREHOLDERS........   Subscription Warrants will not be mailed to Rights Holders whose addresses are outside the United States, but will be held by the Subscription Agent for their account. To
                                    exercise such Rights, such Rights Holders must notify the
                                    Subscription Agent on or prior to 11:00 a.m., New York
                                    City time, two NYSE trading days preceding the day on
                                    which the Expiration Time occurs, at which time (if no
                                    instructions have been received) the Subscription Agent
                                    will attempt to sell such Rights. The net proceeds, if
                                    any, from the sale of those Rights will be remitted to
                                    such holders by the Subscription Agent. See "The Rights
                                    Offering--Foreign and Certain Other Stockholders."
PROCEDURE FOR DTC PARTICIPANTS...   It is anticipated that the Rights will be eligible for
                                    transfer through, and that the exercise of the Basic
                                    Subscription Privilege (but not the Oversubscription
                                    Privilege) may be effected through, the facilities of The
                                    Depository Trust Company ("DTC"). Rights with respect to
                                    which the Basic Subscription Privilege has been exercised
                                    through DTC are referred to as "DTC Exercised Rights." A
                                    holder of DTC Exercised Rights may exercise the
                                    Oversubscription Privilege in respect thereof by properly
                                    executing and delivering to the Subscription Agent, at or
                                    prior to the Expiration Time, a DTC Participant
                                    Oversubscription Exercise Form and a Nominee Holder

                                    Certification, together with payment of the appropriate
                                    Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised.
                                    Copies of the DTC Participant Oversubscription Exercise
                                    Form and the Nominee Holder Certification may be obtained
                                    from either the Information Agent or RMI at the addresses
                                    and telephone numbers included elsewhere herein.
ISSUANCE OF COMMON STOCK.........   Common Stock certificates representing shares of Common
                                    Stock purchased pursuant to the exercise of the Basic
                                    Subscription Privilege will be mailed or available for
                                    pick-up as soon as practicable after exercise and receipt
                                    of payment therefor. Certificates representing shares
                                    purchased pursuant to the Oversubscription Privilege will
                                    be mailed or available for pick-up as soon as practicable
                                    after the Expiration Time and all prorations and
                                    adjustments contemplated by the terms of the Rights
                                    Offering have been effected and payment therefor has been
                                    received by the Subscription Agent. See "The Rights
                                    Offering--Subscription Privileges."
CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES...................   For United States federal income tax purposes, Record Date
                                    Holders generally will not recognize taxable income in
                                    connection with the issuance to them or exercise by them
                                    of Rights. See "The Rights Offering--Certain Federal
                                    Income Tax Consequences--Record Date Holder
                                    Considerations."
SUBSCRIPTION AGENT...............   Mellon Securities Trust Company (the "Subscription
                                    Agent"). The Subscription Agent's telephone number is
                                    (800) 777-3674.
INFORMATION AGENT................   Questions and requests for copies of applicable documents
                                    and for assistance concerning the exercise or transfer of
                                    Rights should be directed to Corporate Investor
                                    Communications, Inc. (the "Information Agent"). The
                                    Information Agent's telephone number is (800) 242-4410.
SOLICITING AGENT(S)..............   RMI may engage one or more soliciting agents to assist it
                                    in arranging the sale of shares of Common Stock through
                                    the exercise of Rights. The fees to be paid to the
                                    Soliciting Agent(s), if any, will be negotiated by RMI,
                                    but in no event will such fees exceed      % of the
                                    purchases arranged by such agent(s). RMI may also agree to indemnify such agent(s) against certain liabilities under
                                    the Securities Act.

      FOR COPIES OF THIS PROSPECTUS, THE INSTRUCTIONS AND APPLICABLE FORMS
                     CONTACT RMI BY CALLING (800) 869-6304.

                                  RISK FACTORS

     A purchase of Common Stock involves substantial risks. Potential purchasers of Rights and Rights Holders determining whether to exercise Rights to purchase Common Stock should carefully consider, in addition to the other information set forth or incorporated herein, the following risk factors:

CERTAIN COMPANY CONSIDERATIONS

     DEPRESSED TRADITIONAL AEROSPACE MARKETS. The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Prior to 1989-1990, the last peak in the titanium industry cycle occurred during the 1979-1982 period. From 1987 through late 1990, average unit prices for RMI's mill products increased steadily. Domestic industry shipment volumes in 1989 increased to 55 million pounds from 50 million in 1988, then decreased to 53 million pounds in 1990. Shipments for 1991 decreased to approximately 34 million pounds, a decrease of 35% from 1990 levels, the largest single one year decrease in the history of the industry. Domestic industry shipments amounted to approximately 35 million pounds in 1992 and approximately 36 million pounds in 1993. Domestic industry shipment volumes for 1994 are not expected to increase significantly from 1993 levels. While excess titanium inventories at prime aerospace contractors appear to have decreased, a declining U.S. military budget and production cutbacks at Boeing, McDonnell Douglas and Airbus Industrie resulting from reduced commercial airline demand for new aircraft, continue to negatively impact the demand for titanium mill products. During the three months ended March 31, 1994, RMI's ingot and mill products facilities were being utilized at approximately 47% and 52%, respectively, of their rated capacities (which may be higher than their practical capacities). Improvement in RMI's results of operations will largely depend on increased commercial aerospace activity.

     TITANIUM INDUSTRY HIGHLY COMPETITIVE. The titanium industry is highly competitive on a worldwide basis. Competition is primarily on the basis of price, quality and delivery. In recent years the industry has been suffering from excess production capacity, which has intensified price competition for available business. Integrated and nonintegrated producers of mill products are located primarily in the U.S., Japan, the Commonwealth of Independent States ("CIS"), Europe and China. Following closure of RMI's sponge facilities in 1992, there are two remaining integrated producers in the United States. There are also a number of domestic nonintegrated producers, of which RMI is the largest, which produce mill products from purchased sponge, scrap or ingot. Imports of titanium mill products from countries that receive the most-favored-nation tariff rate ("MFN") are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. Japanese producers, which benefit from MFN treatment, participate significantly in the European market, but historically have not been a major factor in the U.S. mill products market. The United States does not currently grant MFN treatment to imports, including titanium mill product imports, from the CIS countries, except Russia. However, effective October 18, 1993, the United States government extended the benefits of the Generalized System of Preferences ("GSP") to Russia. Under GSP, the United States grants duty-free access to semifinished and agricultural products from developing countries and territories. Certain titanium mill products are covered by GSP. However, titanium sponge has not been afforded GSP treatment. While countries within the CIS, including Russia, have not participated to any significant degree in the U.S. market for titanium mill products, they have the largest titanium production capacity in the world and could materially affect competition if their exports were to increase significantly. Several of RMI's competitors together challenged the granting of GSP benefits to Russian titanium mill products, but recently withdrew their petition. RMI was not a party to this challenge.

     RECENT LOSSES. RMI's current financial condition and results of operations for the period 1991-1993 reflect the severe downturn in market conditions experienced generally by the titanium industry over that period. RMI incurred net losses of $28.9 million, $14.1 million and $57.1 million in 1993, 1992 and 1991, respectively. The 1993 results reflect a $16.9 million cumulative effect charge relating to SFAS No. 106, and the 1991 results reflect a $37.1 million charge resulting from the closure of RMI's sponge production facilities. RMI incurred a net loss of $4.3 million in the first quarter of 1994, compared to a net loss of $19.8 million in the first quarter of 1993. The 1994 first quarter results reflect a $1.2 million cumulative effect charge related to the adoption of SFAS No. 112 and the 1993 first quarter results reflect the $16.9 million cumulative effect charge related to the adoption of SFAS No. 106. Exclusive of these charges, the losses over the three-year period and the first quarter of 1994 were primarily due to soft demand and competitive pressures. RMI believes a number of factors are responsible for this situation, including aggressive international competition, declining military spending, reduced commercial airline demand for new aircraft and an uncertain world economy. Domestic industry shipments of titanium mill products are not expected to increase significantly in 1994 from the level of shipments in each of 1992 and 1993.

     INCREASINGLY HIGH LEVERAGE; LIQUIDITY CONCERNS. For the quarter ended March 31, 1994 and the year ended December 31, 1993, RMI's cash flow requirements for operating losses and capital spending were funded primarily by working capital reductions and borrowings under RMI's Existing Credit Facility. As of March 31, 1994, RMI had borrowed $67.5 million of the $75 million available under the Existing Credit Facility. Aggressive cost-cutting efforts, combined with improved operating efficiencies, the sale of non-strategic assets and borrowings under such facility, have enabled RMI to maintain operations during the current industry downturn. However, the timing and extent of any recovery in RMI's traditional aerospace markets are uncertain. RMI has received from the banks which are parties to the Existing Credit Facility a separate commitment to enter into the EXIM Bank Credit Facility, which provides for up to $15 million of available credit in addition to amounts available under the Existing Credit Facility. Prior to any borrowings under the EXIM Bank Credit Facility, RMI would be required to receive at least $14.7 million in cash equity investments as a result of the Rights Offering by July 29, 1994. See "Proceeds from Offering" below. Furthermore, the EXIM Bank Credit Facility is conditioned upon obtaining a guarantee by the Export Import Bank of amounts outstanding thereunder. RMI has applied to the Export Import Bank for such a guarantee. RMI believes that the Existing Credit Facility, as amended, together with the EXIM Bank Credit Agreement, will provide sufficient flexibility for RMI to carry out its business plans, including the development of the new markets and applications for its products described above under "The Company". However, continued losses from operations or other charges could result in noncompliance with the minimum total shareholders' equity covenant of the Existing Credit Facility, as amended. See "Capitalization--Revolving Credit Facilities."

     RMI's shareholders' equity declined to $23.9 million at March 31, 1994 from $27.9 million at December 31, 1993 and $136.6 million at December 31, 1990, due to the net losses described above and a $7.5 million minimum pension liability adjustment recorded at December 31, 1993. Long-term debt increased from $61.2 million to $68.5 million over the same period.

     The percentage of RMI's total debt to total capitalization has increased from 31% in 1990 to 74% at March 31, 1994. This increase reflects primarily the net losses and the pension liability adjustment described above.

     NO ASSURANCES AS TO NEW PRODUCT AND MARKET DEVELOPMENT. In an effort to lessen its dependence on the aerospace market and to increase its participation in other markets, RMI is devoting significant efforts and resources to developing new markets and applications for its products, principally in the energy industry. RMI believes these new markets offer significant potential. RMI, however, cannot give any assurances as to the extent to which it will be able to develop new markets for its products, or as to the time required for such development. If RMI is able to develop successfully such markets, RMI expects to face competition.

     These emerging market opportunities, together with the lack of recovery in RMI's traditional markets, will place an even greater pressure on RMI's limited financial resources.

     UNDERFUNDED PENSION AND POSTRETIREMENT OBLIGATIONS. As indicated in Note 10 to the Consolidated Financial Statements included elsewhere herein, RMI has substantial underfunded obligations related to its pension and other postretirement benefit programs. As of December 31, 1993, the actuarial present value of the accumulated benefit obligation for the defined benefit pension plans of RMI was approximately $67.4 million, and the fair market value of the pension fund assets available to pay such benefit obligation was approximately $49.6 million. Also, as of December 31, 1993, RMI's unfunded accumulated postretirement benefit obligations were $22.4 million. At December 31, 1993, RMI recorded in noncurrent pension liabilities an additional minimum pension liability of $12.9 million, and a related adjustment to reduce shareholders' equity by $7.5 million, primarily as a result of a reduction in the assumed discount rate used to measure benefit obligations. RMI is unable to predict whether it may be required to record additional similar liabilities and obligations. RMI is unable to predict whether it may be required to record additional similar liabilities and adjustments in the future. However, under the Existing Credit Facility, as amended, minimum pension liability adjustments charged to shareholders' equity in accordance with SFAS No. 87 do not affect compliance with the minimum total shareholders' equity covenant.

     ENVIRONMENTAL CONTINGENCIES. RMI is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including a Superfund site. Given the status of the proceedings with respect to these sites, ultimate investigative and remediation costs cannot presently be accurately predicted, but could, in the aggregate, be material. Based on the information available regarding the current ranges of estimated remediation costs at currently active sites, and what RMI believes will be its ultimate share of such costs, provisions for environmental-related costs have been recorded, including $2.7 million in 1991. These provisions are in addition to amounts which have previously been accrued for RMI's share of environmental study costs. At March 31, 1994, the amount accrued for future environmental-related costs was $2.9 million. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge RMI from its obligations for these projects.

     In 1992, the Environmental Protection Agency ("EPA") proposed a $1.4 million civil penalty for alleged failure by RMI to comply with the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"). RMI is contesting the complaint. Based on the preliminary nature of the proceeding, RMI is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The ultimate resolution of these environmental matters could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that RMI will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

     LIMITATION ON USE OF TAX LOSSES. At December 31, 1993, RMI had net operating loss carryforwards of approximately $75 million and certain other unrealized future deductions that could be subject to an annual limitation on their deductibility if certain substantial changes in its ownership should occur over any three-year period, as provided under Section 382 of the Internal Revenue Code. While RMI has not reflected a benefit in its December 31, 1993 consolidated financial statements with respect to these tax attributes, the potential annual limitation could restrict RMI's ability to use them to reduce future income tax liabilities. Although RMI does not expect the Rights Offering to result in an ownership change that would cause the annual limitation to apply, there is no assurance that an ownership change will not result from the Rights Offering or from other equity transactions of RMI and USX. Further, the Rights Offering significantly increases the likelihood that future equity transactions by RMI or USX, or by either of these companies' significant current or future shareholders in the three years following the Rights Offering (some of which will not be within the control of RMI), could cause the annual limitation to apply. See "The Rights Offering--Certain Federal Income Tax Considerations--Company Considerations."

     PRINCIPAL SHAREHOLDER. USX was the owner of 750,000 shares of RMI's Common Stock as of the Record Date, constituting approximately 50.8% of all Common Stock then outstanding. RMI has been advised by USX that USX intends to exercise the Basic Subscription Privilege, but not the Oversubscription Privilege, with respect only to the Rights issued to it. In the event only USX, and no other
Rights Holder, exercises the Basic Subscription Privilege,      additional
shares of Common Stock will be owned by USX, increasing its ownership to
approximately      % of all shares of Common Stock outstanding immediately after completion of the Offering.

     USX intends to enter into a Voting Trust Agreement promptly following the completion of the Rights Offering, pursuant to which it will deposit with Mellon Bank, N.A., as Trustee, sufficient shares of RMI's Common Stock, including any shares acquired as a result of the exercise of Rights, so that the shares held by USX outside of the trust do not exceed 49% of all shares of Common Stock outstanding and are at least one share less than the number of such shares owned by holders other than USX. Shares held by the Trustee will be voted on any matter voted on by RMI's shareholders in the same proportion as all other shares of Common Stock are voted on such matter.

     It is possible that USX could be in a position involving a conflict of interest with RMI. Possible conflicts of interest could include a sale by USX of a substantial portion or all of its Common Stock, which might trigger a change in ownership in RMI, as provided under Section 382 of the Internal Revenue Code. See "Limitations on Use of Tax Losses" above. When such interests diverge, there can be no assurance that such conflicts will be resolved in favor of RMI. Certain directors and/or officers of USX are also directors and/or officers of RMI. When such persons act in their capacity as directors and/or officers of RMI, they have a fiduciary duty to RMI and its shareholders, which includes a duty of loyalty to RMI and its shareholders.

CERTAIN OFFERING CONSIDERATIONS

     OWNERSHIP DILUTION TO CURRENT SHAREHOLDERS. The Rights entitle the Rights Holders to purchase shares of Common Stock at a price below the market price of the Common Stock immediately prior to the commencement of the Rights Offering. Holders of shares of Common Stock who exercise their Rights will preserve, and through the Oversubscription Privilege may increase, their proportionate interest in their equity ownership and voting power of RMI. Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of RMI. The sale of the Rights may not compensate a Holder for all or any part of any reduction in the market value of such shareholder's shares of Common Stock resulting from the Rights Offering. SHAREHOLDERS WHO DO NOT EXERCISE OR SELL THEIR RIGHTS WILL RELINQUISH ANY VALUE INHERENT IN THE RIGHTS.

     The number of shares of Common Stock which will be issued pursuant to the Rights Offering depends on how many Rights Holders exercise the Basic Subscription Privilege and Oversubscription Privilege with respect to their
Rights. Assuming all Rights are exercised,           additional shares of Common
Stock will be issued, representing over   % of the total outstanding shares
immediately after the Offering. If USX exercises the Basic Subscription Privilege with respect only to the Rights issued to it (which USX has advised RMI that USX intends to do), and no other Rights are exercised,
additional shares of Common Stock will be issued, representing over   % of the
total which will then be outstanding, and USX will own           shares, or   %
of all shares outstanding. USX has advised RMI that it does not intend to exercise its Oversubscription Privilege.

     NO MINIMUM EXERCISE OF RIGHTS REQUIRED. The Rights Offering is not conditioned upon the exercise of any minimum number of Rights. However, as stated under "Ownership Dilution to Current Shareholders" above, USX has advised RMI that it intends to exercise the Basic Subscription Privilege with respect only to the Rights issued to it.

     POSSIBLE EXTENSION OF EXPIRATION TIME. RMI has reserved the right to extend the Expiration Time from time to time, in its sole discretion, to a time not
later than July   , 1994. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders. In no
event will the Expiration Time be extended beyond July   , 1994.

     PROCEEDS FROM OFFERING. The amount of net proceeds RMI will receive as a result of the Rights Offering will depend on the number of Rights which are exercised. There can be no assurance the net proceeds will be sufficient to provide RMI with adequate working capital to develop new markets and applications for its products or to continue to satisfy its liquidity requirements. RMI has been advised by USX that USX intends to exercise the Basic Subscription Privilege with respect only to the Rights issued to it. If USX were to so exercise its Rights, and no other Rights are exercised, the Rights
Offering would result in approximately $   million in net proceeds for RMI,
after deduction of estimated expenses, and USX's ownership would increase to
approximately   % of all shares of Common Stock outstanding immediately after completion of the Offering. RMI must receive $14.7 million in cash equity investments from the Rights Offering by July 29, 1994 to satisfy the requirements of the Existing Credit Facility, as amended, and the EXIM Bank Credit Facility. RMI is confident sufficient Rights will be exercised by Holders, including USX, to satisfy this requirement.

     MARKET CONSIDERATIONS. There can be no assurance that the market price of the Common Stock will not decline during or after the Rights Offering or that, following the issuance of the Rights and the sale of the shares of Common Stock upon exercise of the Basic Subscription Privilege or the Oversubscription Privilege, a subscribing Rights Holder will be able to sell shares purchased as a result of the Rights Offering at a price equal to or greater than the Subscription Price. The election of a Rights Holder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates representing shares of Common Stock purchased as a result of the exercise of Rights are delivered, subscribing Rights Holders may not be able to sell the shares of Common Stock that they have purchased pursuant to the Basic Subscription Privilege or the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the exercise of the Basic Subscription Privilege will be mailed or available for pick-up as soon as practicable after exercise and receipt of payment of the Subscription Price. Certificates representing shares purchased pursuant to the Oversubscription Privilege will be mailed or available for pick-up as soon as practicable after the Expiration Time and all prorations and adjustments contemplated by the terms of the Rights Offering have been effected and payment therefor has been received. There can be no assurance that the market price of the Common Stock purchased pursuant to the exercise of Rights will not decline below the Subscription Price before certificates representing such shares of Common Stock are delivered.

     The market price for RMI's Common Stock has substantially decreased over the last two years. See "Price Range of Common Stock and Dividends." There can be no assurance that the market price for the Common Stock may not decrease or be subject to significant fluctuations in the future.

     It is anticipated that the Rights will trade on the NYSE until the end of trading on the last NYSE trading day preceding the day on which the Expiration Time occurs. However, there has been no prior market for the Rights and no assurance can be given that a market will develop or, if a market develops, that it will continue until the Expiration Time, or as to the price at which the Rights will trade. In the event a market develops, there can be no assurance that the market price for the Rights will not be subject to significant fluctuations prior to the Expiration Time. The shares of Common Stock to be issued upon the exercise of Rights will be approved for listing on the NYSE after delivery of certificates representing such shares to Rights Holders who have exercised their Rights. See "The Rights Offering--Method of Transferring Rights."

     CONSIDERATIONS RELATING TO OHIO LAW. The provisions of the Merger Moratorium Act (the "Merger Moratorium Act"), which is contained in Sections 1704.01 et. seq. of the Ohio Revised Code, and the Ohio Control Shares Acquisition Act (the "Control Share Act"), which is contained in Section 1701.831 of the Ohio Revised Code, are applicable to RMI and its shareholders. The Merger Moratorium Act regulates certain transactions between RMI and certain holders of in excess of 10% of the outstanding Common Stock. The Board of Directors has approved the acquisition of Common Stock pursuant to the exercise of the Rights, for purposes of the Merger Moratorium Act, with the result that persons acquiring in excess of 10% of the outstanding Common Stock by reason of the exercise of the Rights will not be subject to the restrictions of the Merger Moratorium Act. The Control Share Act prohibits the acquisition of shares of Common Stock that would entitle the holder to exercise voting power in the election of Directors of RMI in certain ranges, with the lowest range starting at 20%. Depending on the number of holders of Rights exercising the Basic Subscription Privilege and the Oversubscription Privilege, it is possible that the exercise of the Rights would result in a person exercising the Rights consummating a "control share acquisition" without compliance with the Control Share Act. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act.

                                USE OF PROCEEDS

     RMI will use the net proceeds of the Rights Offering for general corporate purposes, including working capital for the development of new markets and applications for its products. Pending such use, such net proceeds will be applied to reduce the amount outstanding under RMI's Existing Credit Facility. Assuming USX exercises the Basic Subscription Privilege with respect only to Rights issued to it (which USX has advised RMI that USX intends to do), and no other Rights are exercised, the Rights Offering will result in approximately
$     million in net proceeds to RMI, after deduction of estimated expenses. If
all of the Rights are exercised, such net proceeds will be $       million.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of RMI as of March 31, 1994, and as adjusted to give effect to the issuance of Common Stock pursuant to the Rights Offering based on the "Minimum Case" and the "Maximum Case". The Minimum Case assumes that USX exercises only the Basic Subscription Privilege with respect only to the Rights issued to it and that no other Rights
are exercised, in which case      additional shares of Common Stock will be
issued and RMI will receive approximately $     million in net proceeds, after
deduction of estimated expenses. The Maximum Case assumes all of the Rights are
fully exercised, in which case RMI will issue      additional shares of Common
Stock and will receive approximately $     million in such net proceeds. The
following "As Adjusted" information is not necessarily indicative of the financial position that would have been attained had the Rights Offering actually taken place as of March 31, 1994. The data should be read in conjunction with the Consolidated Financial Statements, the Condensed Consolidated Financial Statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein.

                                                                      MARCH 31, 1994
                                                            ----------------------------------
                                                                              AS ADJUSTED
                                                                         ---------------------
                                                                         MINIMUM      MAXIMUM
                                                             ACTUAL        CASE         CASE
                                                            --------     --------     --------
                                                                 (DOLLARS IN THOUSANDS)
Debt
     Existing Credit Facility............................   $ 67,500     $67,500      $67,500
     Industrial revenue bond.............................      1,150       1,150        1,150
                                                            --------     --------     --------
          Total debt.....................................     68,650      68,650       68,650
                                                            --------     --------     --------
Shareholders' equity
     Preferred Stock, no par value; 5,000,000 shares
       authorized; no shares outstanding.................         --          --           --
     Common Stock, $0.01 par value; 30,000,000 shares
       authorized; 2,037,582 shares issued; xxx shares
       issued as
       adjusted for Minimum Case; xxx shares issued as
       adjusted for Maximum Case(1)......................         15
     Additional paid-in capital(1).......................    124,720
     Accumulated deficit.................................    (90,285)    (90,285 )    (90,285 )
     Minimum pension liability adjustment................     (7,520)     (7,520 )     (7,520 )
     Treasury Common Stock at cost 562,536 shares........     (2,991)     (2,991 )     (2,991 )
                                                            --------     --------     --------
          Total shareholders' equity.....................     23,939
                                                            --------     --------     --------
Total capitalization.....................................   $ 92,589
                                                            --------     --------     --------
                                                            --------     --------     --------

- ---------

(1) Common Stock, additional paid-in capital and the shares of Common Stock issued reflect the one-for-ten reverse stock split effective March 31, 1994. See Note 3 to the Condensed Consolidated Financial Statements included elsewhere herein.

REVOLVING CREDIT FACILITIES

     RMI has received commitments from the banks which are parties to the Existing Credit Facility to amend the facility to establish new financial covenants and relate the maximum amount of available credit thereunder to a borrowing-base formula. Pursuant to the terms of the amended Existing Credit Facility, RMI could borrow up to the lesser of $75 million or an amount equal to the sum of the products of the aggregate value of each of various categories of collateral and an advance rate established by the banks for each such category of collateral, plus an available overadvance. Based on the values of the collateral as of March 31, 1994, RMI would be able to borrow the entire $75 million available under the Existing Credit Facility, as amended. If RMI receives cash equity investments as a result of the Rights Offering of $25 million or greater by July 29, 1994, the borrowing base formula would no longer limit borrowings, unless RMI's total shareholders' equity were to decline by more than $10 million when compared to its total shareholders' equity determined immediately after completion of the Rights Offering. The Existing Credit Facility, as amended, will include a covenant to maintain a minimum balance of total shareholders' equity beginning June 30, 1994 and at all times thereafter equal to an amount not less than the sum of (i) $27.9 million, which was RMI's total shareholders' equity at December 31, 1993, as set forth in RMI's consolidated balance sheet, (ii) any new cash equity investments in RMI resulting from the Rights Offering, (iii) any increase in shareholders' equity resulting from any change in RMI's method of accounting for inventories, (iv) any noncash charges or credits to total shareholders' equity subsequent to December 31, 1993, resulting from the adoption or application of SFAS No. 87 "Employers Accounting for Pensions," SFAS No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112 "Employers Accounting for Postemployment Benefits," and (v) the permitted cumulative reduction to total shareholders' equity for the period as set forth below:

                                  PERIOD COMMENCING                         AMOUNT
                                                                          -----------
        June 30, 1994.................................................    $ 7,900,000
        September 30, 1994............................................     11,255,000
        December 31, 1994.............................................     12,160,000
        March 31, 1995................................................     15,520,000
        June 30, 1995.................................................     17,800,000
        September 30, 1995............................................     16,201,000
        December 31, 1995 and thereafter..............................     11,321,000

     As of March 31, 1994, the results of operations for the first quarter of 1994 had reduced RMI's total shareholders' equity, for purposes of the minimum total shareholders' equity covenant, by $2.9 million when compared to RMI's total shareholders' equity at December 31, 1993.

     Under the Existing Credit Facility, as amended, neither RMI nor any of its subsidiaries may incur, assume or pay any Indebtedness for Borrowed Money (as defined) other than amounts borrowed under the Existing Credit Facility, as amended, the EXIM Bank Credit Facility and RMI's existing obligations relating to an industrial revenue bond. An event of default would occur under the Existing Credit Facility, as amended, if RMI does not receive at least $14.7 million in cash equity investments as a result of the Rights Offering by July 29, 1994. Also under the Existing Credit Facility, as amended, if USX were to cease to beneficially own at least 48% of RMI's voting equity securities, its terms would be subject to renegotiation and, in such case, failure by RMI and the banks to reach agreement on appropriate amendments would constitute an event of default.

     RMI has also received from the banks which are parties to the Existing Credit Facility a separate commitment to enter into the EXIM Bank Credit Facility providing for up to $15 million of available credit, in addition to amounts available under the Existing Credit Facility, as amended. The EXIM Bank Credit Facility would permit borrowings up to the lesser of $15 million or an amount determined pursuant to a borrowing base formula substantially similar to that used for the Existing Credit Facility, as amended, but which would include only certain collateral related to, or arising out of, RMI's export sales. Prior to any borrowings under the EXIM Bank Credit Facility, RMI would be required to receive at least $14.7 million in new cash equity investments as a result of the Rights Offering by July 29, 1994. The EXIM Bank Credit Facility is conditioned upon obtaining a guarantee by the Export Import Bank of amounts outstanding thereunder. RMI has applied to the Export Import Bank for such a guarantee.

     If RMI were unable to comply with any covenant in either of such credit facilities, RMI might not be able to borrow additional amounts under either the Existing Credit Facility, as amended, or the EXIM Bank Credit Facility, and the banks which are parties to the two credit facilities could demand payment of all amounts outstanding thereunder.

     Immediately subsequent to the Rights Offering, RMI will apply the net proceeds to reduce amounts outstanding under its Existing Credit Facility until such funds are employed for working capital purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the NYSE. Set forth below are the high and low sales prices, regular way, for the Common Stock on the NYSE for the periods indicated. The last sales price of the Common Stock on a recent date is set forth on the cover page of this Prospectus.

               1992

                                 QUARTER                         HIGH       LOW
                                 -------                         ----       ----
            First.............................................   $42 1/2    $27 1/2
            Second............................................   32 1/2     26 1/4
            Third.............................................   31 1/4     22 1/2
            Fourth............................................   27 1/2     16 1/4

               1993

                                 QUARTER
                                 -------
            First.............................................   $ 20       $ 15
            Second............................................     25         15
            Third.............................................   22 1/2     16 1/4
            Fourth............................................     20         15

               1994

                                 QUARTER
                                 -------
            First.............................................   $ 20       $16 1/4
            Second (through May           ) ..................

     RMI has not paid dividends on its Common Stock since the second quarter of 1991 and does not intend to consider the payment of cash dividends on the Common Stock until industry fundamentals and RMI's earnings improve significantly.

     RMI has agreed with the banks which are parties to its Existing Credit Facility not to pay any dividend or distribution or make any other payment in respect of shares of its capital stock, including the Common Stock, or redeem, purchase or otherwise acquire for any consideration any such shares, except for annual redemptions not exceeding $200,000 in the aggregate; provided, however, that if there is then no default under the Existing Credit Facility and RMI has had positive net income for any fiscal quarter and the next preceding fiscal quarter, it may pay dividends in such fiscal quarter equal to 25% of the sum of its net income for such fiscal quarter and the next preceding fiscal quarter. The Existing Credit Facility, as amended, and the EXIM Bank Credit Facility will contain a covenant concerning dividends identical to that set forth in the Existing Credit Facility.

                              THE RIGHTS OFFERING

DETERMINATION OF STRUCTURE OF RIGHTS OFFERING

     RMI's Board of Directors has considered the financial position of RMI and current conditions in the titanium industry, and has concluded that RMI should continue its efforts to develop new markets and applications for its products. The Board has considered the working capital requirements for development of the new markets and applications and, with the advice of Lehman Brothers, acting as its financial advisor ("Financial Advisor"), the alternative means of raising the necessary capital and has concluded that debt financing and various other equity financing alternatives are not feasible, and that the necessary funds should be raised by the Rights Offering.

     The Subscription Price was determined by RMI with the assistance of the Financial Advisor. In determining the structure of the Rights Offering and establishing the Subscription Price, the Board of Directors sought to obtain the amount of net proceeds from the Rights Offering believed necessary in order to finance the development of new markets and applications while maintaining the liquidity of RMI and providing the existing shareholders of RMI with the opportunity to make an additional investment in RMI and thus reduce the dilution of their proportionate ownership position in RMI. Some of the factors considered by the Board of Directors included:

     - The capital requirements of developing the new markets and applications for RMI's titanium products and the adverse consequences of the failure to develop such markets and applications.

     - Strategic alternatives available to RMI for the raising of capital.

     - The market price of the Common Stock.

     - RMI's business prospects.

     - The general condition of the securities markets.

THE RIGHTS

     RMI is issuing Rights to each Record Date Holder as of the close of
business on May   , 1994 (the "Record Date") at no charge to the Record Date
Holders. Record Date Holders will receive      Rights for each share of Common
Stock held on the Record Date. An aggregate of        Rights are being issued.
The Rights will be evidenced by transferable Subscription Warrants, which are being issued to each Record Date Holder contemporaneously with the delivery of this Prospectus. Upon execution of a Subscription Warrant, each Rights Holder will agree that the exercise of Rights will be made on the terms and subject to the conditions specified in this Prospectus. The Information Agent, the Subscription Agent and RMI will each provide a copy of this Prospectus to any person so requesting. Requests should be made to the Information Agent, the Subscription Agent or RMI at the addresses and telephone numbers set forth elsewhere herein.

     No fractional Rights or cash in lieu thereof will be issued or paid. No Subscription Warrant may be divided in such a way as to permit the Rights Holder to receive a greater number of Rights than the number to which such Subscription Warrant entitles its Holder, except that a depository, bank, trust company or securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its Subscription Warrant to obtain Subscription Warrants for the number of Rights to which all such beneficial owners in the aggregate would have been entitled.

EXPIRATION TIME

     The ability of Holders to exercise the Basic Subscription Privilege and the Oversubscription Privilege will expire at 5:00 p.m., New York City time, on June
  , 1994, unless extended by RMI from time to time in its sole discretion, to a time (the "Expiration Time"), not later than 5:00 p.m., New York City time, on
July   , 1994. Rights not exercised prior to the Expiration Time will expire at that time automatically, without further action by the Rights Holders, and thereafter will no longer be exercisable by any Holder. RMI will not be obligated to honor any purported exercise of Rights by Rights Holders received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to that exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. RMI will not be obligated to give the Rights Holders any notice of any extension of the Expiration Time.

SUBSCRIPTION PRIVILEGES

     Basic Subscription Privilege. Each Right will entitle the Rights Holder to purchase at the Subscription Price one Underlying Share (the "Basic Subscription Privilege"). Each Rights Holder is entitled to subscribe for all, or any portion, of the Underlying Shares that may be acquired through the exercise of its Basic Subscription Privilege. Certificates representing Underlying Shares purchased pursuant to the Basic Subscription Privilege will be mailed or available for pick-up as soon as practicable after exercise and receipt of payment therefor by the Subscription Agent.

     Oversubscription Privilege. Subject to the allocation and possible reduction described below, Holders who fully exercise their Basic Subscription Privilege with respect to all Rights held by them in the same capacity will also be eligible to subscribe, at the Subscription Price, for any additional Underlying Shares which are available after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege (the "Oversubscription Privilege"). Only such Holders who so exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege. For purposes of determining if a Holder has fully exercised the Basic Subscription Privilege, all Basic Subscription Privileges held by the Holder in the same capacity will be considered. For example, a Holder holding Rights as an individual need not fully exercise all Basic Subscription Privileges held in respect of Rights held jointly with the Holder's spouse or in respect of Rights held in an Individual Retirement Account. By completing the portion of the Subscription Warrant exercising the Oversubscription Privilege, a Holder will be deemed to have certified that it has fully exercised all Basic Subscription Privileges received in respect of Rights held by it in the same capacity. A HOLDER'S ELECTION TO EXERCISE ITS OVERSUBSCRIPTION PRIVILEGE MUST BE MADE AT THE TIME SUCH HOLDER EXERCISES ITS BASIC SUBSCRIPTION PRIVILEGE IN FULL.

     Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will generally be allocated pro rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege in proportion to the number of Rights with respect to which each such Holder exercised the Basic Subscription Privilege relative to the number of Rights so exercised by all Holders exercising the Oversubscription Privilege. If this pro rata allocation results in any Holder being allocated a greater number of Excess Shares than the Holder subscribed for pursuant to the exercise of that Holder's Oversubscription Privilege, then the Holder will be allocated only that number of Excess Shares for which the Holder oversubscribed, and the remaining Excess Shares will be allocated among all other Holders exercising the Oversubscription Privilege on the same pro rata basis outlined above. This proration process will be repeated until all Excess Shares have been allocated to the full extent of the Oversubscription Privileges exercised. Payments for oversubscriptions will be deposited upon receipt by the Subscription Agent and held in escrow pending a final determination of the number of Underlying Shares to be issued pursuant to the Oversubscription Privilege. If a proration of the Excess Shares results in a Holder receiving fewer Excess Shares than the Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Holder as the Subscription Price for shares not issued will be returned by mail as soon as practicable after the Expiration Time, without interest or deduction. Certificates representing Underlying Shares purchased pursuant to the Oversubscription Privilege will be mailed or available for pick-up as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering have been made and payment therefor has been received by the Subscription Agent.

     To illustrate the proration procedure, assume that there are 160 Rights held by six Rights Holders; that Holders A, B, C and D have each exercised their Basic Subscription Privilege to purchase 30, 30, 40 and 10 shares of Common Stock, respectively; and Holders E and F have not exercised their Basic Subscription

Privilege to purchase any shares, leaving a total of 50 Excess Shares. Assume further that only Holders A, B and C exercise their Oversubscription Privileges to purchase 50, 40 and 10 additional shares, respectively. The exercise of the Oversubscription Privilege by Holders A, B and C will be prorated because there are only 50 Excess Shares available for purchase pursuant to the Oversubscription Privileges and Holders A, B and C have exercised their Oversubscription Privileges to purchase 100 Excess Shares. Holders A and B initially will each receive 30% of the Excess Shares (15 shares each) because they each exercised the Basic Subscription Privilege with respect to 30 shares of Common Stock representing 30% of the aggregate shares so purchased by all the Holders exercising the Oversubscription Privilege. Applying the same analysis, Holder C would initially be entitled to receive 40% of the Excess Shares (20 shares), but Holder C will only be entitled to receive 10 Excess Shares because Holder C has only subscribed for 10 shares pursuant to the Oversubscription Privilege. The remaining unallocated 10 Excess Shares will be divided evenly between Holders A and B (bringing their Excess Share entitlement to 20 shares each), which represents 50% of the unallocated Excess Shares because each exercised the Basic Subscription Privilege to purchase 30 shares representing 50% of the aggregate shares so purchased by Holders A and B.

     In order to exercise the Oversubscription Privilege, banks, brokers and other nominee Holders who exercise the Oversubscription Privilege on behalf of a beneficial owner of Rights will be required to certify (a "Nominee Holder Certification") to the Subscription Agent and RMI as to the number of shares held on the Record Date on behalf of such beneficial owner of Rights, the number of Rights as to which the Basic Subscription Privilege has been exercised on behalf of such beneficial owner, that all such beneficial owner's Basic Subscription Privileges held in the same capacity have been exercised in full and the number of Underlying Shares subscribed for pursuant to the Oversubscription Privilege by such beneficial owner, and to record certain other information received from such beneficial owner.

NO MINIMUM EXERCISE OF RIGHTS REQUIRED

     The Rights Offering is not conditioned upon the exercise of any minimum number of Rights. However, USX, the owner of 750,000 shares of Common Stock, has advised RMI that it intends to exercise the Basic Subscription Privilege, but not the Oversubscription Privilege, with respect only to the Rights issued to it.

SUBSCRIPTION PRICE

     The Subscription Price is $        per Underlying Share subscribed for
pursuant to the Basic Subscription Privilege and the Oversubscription Privilege,
payable in cash, which represents a discount of   % from the last sales price of
$  per share for the Common Stock on the NYSE on May   , 1994.

EXERCISE OF RIGHTS AND SUBSCRIPTION AGENT

     Rights Holders may exercise their Rights by delivering to Mellon Securities Trust Company (the "Subscription Agent"), at any of its addresses specified below, at or prior to the Expiration Time, the properly completed and executed Subscription Warrant(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment in full must be made by (i) check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to Mellon Securities Trust Company, as Subscription Agent, or (ii) wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions at Mellon Bank, N.A., Pittsburgh, Pennsylvania, ABA number 043000261, account number 102-331, Mellon Financial Services Corporation, #17, Reorg. Account, Attention: RMI Rights, Evelyn O'Connor. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified or cashier's check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, or (iii) receipt of collected funds in the Subscription Agent's account designated above. Funds paid by uncertified check may take at least five business days to clear. Accordingly, Rights Holders who wish to pay the Subscription Price by means of uncertified check are urged to make payment sufficiently in advance of the Expiration Time to ensure that the payment is received and clears by that time, and are urged to consider in the alternative payment by means of certified or cashier's check, money order or wire transfer of funds. Pending disbursement to RMI upon issuance of related shares of Common Stock, all funds received in payment of the Subscription Price shall be held by the Subscription Agent and invested at the direction of RMI in short-term certificates of deposit, short-term obligations of the United States, any state or any agency thereof, or money market mutual funds investing in the foregoing instruments. The account in which these funds will be held is not insured by the FDIC. Any interest earned on these funds will be retained by RMI, whether or not any or all of the Underlying Shares are issued.

     A Holder's election to exercise its Oversubscription Privilege must be made at the time such Record Date Holder exercises its Basic Subscription Privilege in full.

     The Subscription Agent's addresses, which are the addresses to which the Subscription Warrants and payment of the Subscription Price should be delivered, as well as the addresses to which Nominee Holder Certifications and Notices of Guaranteed Delivery and DTC Participant Oversubscription Exercise Forms (each as described below) must be delivered, are:

IF BY MAIL:                        IF BY OVERNIGHT COURIER:           IF BY HAND:
  Mellon Securities Trust            Mellon Securities Trust            Mellon Securities Trust
     Company                           Company                            Company
  P.O. Box 768                       85 Challenger Road                 120 Broadway
  Midtown Station                    Overpeck Centre                    33rd Floor
  New York, NY 10018                 Ridgefield, NJ 07660               New York, New York
  Attention: Reorg. Dept.

     The Subscription Agent's telephone number is (800) 777-3674 and its facsimile telecopier number is (201) 296-4062.

     RMI will pay the fees and expenses of the Subscription Agent (except for fees, applicable brokerage commissions, taxes and other expenses relating to the sale of Rights by the Subscription Agent, all of which will be shared pro rata by all Holders who sell Rights through the Subscription Agent on the same day) and has also agreed to indemnify the Subscription Agent against certain liabilities, including liabilities under the Securities Act, that it may incur in connection with the services rendered by it.

     Guaranteed Delivery Procedures. If a Rights Holder wishes to exercise Rights, but time will not permit the Holder to cause the Subscription Warrant(s) evidencing those Rights to reach the Subscription Agent prior to the Expiration Time, the Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) the Rights Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and, if applicable, the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Time;

          (ii) the Subscription Agent receives, at or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of RMI Titanium Company Subscription Warrants (the "Instructions") distributed with the Subscription Warrants, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights Holder, the number of Rights represented by the Subscription Warrant(s) held by the exercising Rights Holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and, if any, pursuant to the Oversubscription Privilege and guaranteeing the delivery to the Subscription Agent of the Subscription Warrant(s) evidencing those Rights and, if applicable for a nominee Holder, the related Nominee Holder Certification, no later than 5:00 p.m., New York City time, on the fifth NYSE trading day following the day on which the Expiration Time occurs; and

          (iii) the properly completed Subscription Warrant(s) and, if applicable for a nominee Holder, the related Nominee Holder Certification, with any signatures guaranteed as required, is received by the Subscription Agent no later than 5:00 p.m., New York City time. on the fifth NYSE trading day following the day on which the Expiration Time occurs.

     The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Warrants at any of the addresses set forth above, by telegram or by facsimile transmission to the facsimile telecopier number set forth above. Additional copies of the Notice of Guaranteed Delivery are available upon request from the Information Agent and RMI, whose addresses and telephone numbers are set forth elsewhere herein.

     If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not make full payment, in the manner set forth above, of the aggregate Subscription Price for the number of Rights that the Rights Holder indicates are being exercised, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment so made by the Rights Holder, and to the extent that the aggregate Subscription Price payment so made by the Rights Holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Warrants delivered by the Rights Holder (such excess being the "Subscription Excess"), the Rights Holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available, that number of whole Excess Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after application of the foregoing procedures shall be returned to the Rights Holder by the Subscription Agent as soon as practicable after the Expiration Time by mail without interest or deduction.

     Pending issuance of certificates representing shares of Common Stock, funds received for the exercise of Basic Subscription Privileges and, if applicable, Oversubscription Privileges, will be held by the Subscription Agent in a segregated escrow account. If shares are not issued pursuant to the Basic Subscription Privilege, or if a Holder exercising the Oversubscription Privilege is allocated less than all of the Underlying Shares for which that Holder subscribed pursuant to the Oversubscription Privilege, then the funds held in escrow paid by that Rights Holder as the Subscription Price for shares not issued or for Excess Shares not allocated to such Rights Holder shall be returned by mail without interest or deduction as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering have been made. The Subscription Agent will turn over to RMI funds received for the exercise of Rights upon issuance of the certificates representing the shares of Common Stock.

     Certificates representing shares of Common Stock subscribed for and issued pursuant to the Basic Subscription Privilege will be mailed or available for pick-up as soon as practicable after exercise and receipt of payment by the Subscription Agent. Certificates representing such shares subscribed for and issued pursuant to the Oversubscription Privilege will be mailed or available for pick-up as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Offering have been made and payment therefor received by the Subscription Agent. Unless otherwise instructed in the Subscription Warrant, certificates for shares of Common Stock issued pursuant to the exercise of Rights will be registered in the name of the Rights Holder exercising such Rights.

     A Rights Holder who subscribes for fewer than all of the shares represented by its Subscription Warrants may, under certain circumstances, (i) direct the Subscription Agent to attempt to sell its remaining Rights, or (ii) receive from the Subscription Agent a new Subscription Warrant representing the unused Rights. See "The Rights Offering--Method of Transferring Rights" below.

     Unless a Subscription Warrant (i) provides that the Underlying Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the registered Holder of such Rights as indicated in the Subscription Warrant, or (ii) is submitted for the account of an Eligible Institution, signatures on each Subscription Warrant must be guaranteed by a member of an approved Signature Guarantee Medallion Program.

     Record Date Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities (a "Nominee Record Date Holder"), should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions and certain beneficial owner certifications with respect to their Rights, all in the manner described in the Instructions, which Instructions should be promptly distributed by Nominee Record Date Holders to beneficial owners. If a beneficial owner so instructs, the Nominee Record Date Holder should complete appropriate Subscription Warrants and, in the case of any exercise of the Oversubscription Privilege, the related Nominee Holder Certification, and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a Nominee Record Date Holder should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with the beneficial owner's instructions.

     THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION WARRANTS SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. SUBSCRIPTION WARRANTS SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION WARRANTS OR PAYMENTS TO RMI OR THE INFORMATION AGENT.

     THE METHOD OF DELIVERY OF SUBSCRIPTION WARRANTS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. If Subscription Warrants and payments are sent by mail, Rights Holders are urged to send these materials by registered mail, properly insured, with return receipt requested, and are urged to allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment prior to the Expiration Time. Because uncertified checks may take at least five business days to clear, Rights Holders are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights, including the method and timeliness of payment, will be determined by RMI, whose determinations will be final and binding. RMI, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right because of any defect or irregularity. Subscription Warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as RMI determines, in its sole discretion. Neither RMI nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Warrants or any other required document or incur any liability for failure to give such notification. RMI reserves the right to reject any exercise if such exercise is not in accordance with the terms of the Rights Offering or not in proper form or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful or materially burdensome. All questions as to the interpretation of the terms of this Rights Offering, the Subscription Warrants, the Instructions, the DTC Participant Oversubscription Exercise Form, the Nominee Holder Certification or the Notice of Guaranteed Delivery shall be decided by RMI, in its sole discretion, whose determination shall be final and binding.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions, the DTC Participant Oversubscription Exercise Form, the Nominee Holder Certification or the Notice of Guaranteed Delivery should be directed to the Information Agent at its address set forth under "Information Agent", below (telephone (800) 242-4410).

NO REVOCATION

     ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, THE EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

     Rights may be purchased or sold through usual investment channels. It is anticipated that the Rights will trade on the NYSE until the close of business on the last NYSE trading day preceding the day on which the Expiration Time occurs. There has, however, been no prior market for the Rights, and no assurance can be given that a market will develop or, if a market develops, that the market will remain available throughout the Subscription Period, or as to the price at which the Rights will trade.

     The Rights evidenced by a single Subscription Warrant may be transferred in whole by endorsing the Subscription Warrant for transfer in accordance with the accompanying Instructions. A portion of the Rights evidenced by a single Subscription Warrant (but not fractional Rights) may be transferred by delivering to the Subscription Agent the Subscription Warrant properly endorsed for transfer, with instructions to register that portion of the Rights indicated therein in the name of the transferee and to issue a new Subscription Warrant to the transferee evidencing the transferred Rights. In that event, a new Subscription Warrant evidencing the balance of the Rights will be issued to the Rights Holder or, if the Rights Holder so instructs, to an additional transferee, or will be sold by the Subscription Agent in the manner described below upon appropriate instruction from the Rights Holder.

     The Rights evidenced by a Subscription Warrant may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent the Subscription Warrant properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Warrant is to be sold by the Subscription Agent, that Subscription Warrant must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. Promptly following the settlement of such sale, the Subscription Agent will send the Rights Holder a check for the proceeds from the sale of any Rights sold, less any applicable brokerage commissions, taxes and other direct expenses of sales. Upon settlement, a Rights Holder for which the Subscription Agent sells Rights on any given day will receive for each of its Rights so sold the net weighted average sale price of all Rights sold on that day by the Subscription Agent. The net weighted average sale price will be calculated by dividing the total proceeds from all sales realized by the Subscription Agent on the day of sale by the total number of Rights sold by the Subscription Agent on that day and then subtracting a pro rata portion of any applicable brokerage commissions, taxes and other expenses. No assurance, however, can be given that a market will develop for the Rights, that the Subscription Agent will be able to sell any Rights, or as to the price at which the Rights will trade. RMI will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent at or prior to 11:00 a.m., New York City time, two NYSE trading days preceding the day on which the Expiration Time occurs. The Subscription Agent's obligation to execute orders is subject to its ability to find buyers. If the Rights cannot be sold by the Subscription Agent by 5:00 p.m., New York City time, one NYSE trading day preceding the day on which the Expiration Time occurs, they will be returned promptly by mail to the Rights Holder or, if so arranged, held by the Subscription Agent for pick-up.

     Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Time for (i) the transfer instructions to be received and processed by the Subscription Agent, and (ii) the Rights evidenced by the new Subscription Warrants to be exercised or sold by the recipients thereof. Such amount of time could range from two to ten business days, or more, depending upon the method by which delivery of the Subscription Warrants and payment is made and the number of transactions which the Rights Holder instructs the Subscription Agent to effect. Neither RMI nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Warrants or any other required documents are not received in time for exercise or sale prior to the Expiration Time.

     A new Subscription Warrant will be issued to a submitting Rights Holder upon the partial exercise or sale of Rights only if the Subscription Agent receives a properly endorsed Subscription Warrant no later than 5:00 p.m., New York City time, on the fifth NYSE trading day preceding the day on which the Expiration Time occurs. No new Subscription Warrants will be issued with respect to Subscription Warrants submitted after such time and date. Accordingly, after such time and date a Rights Holder exercising less than all of its Rights will lose the power to sell or exercise its remaining Rights. A new Subscription Warrant will be sent by first class mail to the submitting Rights Holder if the Subscription Agent receives the properly completed Subscription Warrant by 5:00 p.m., New York City time, on the seventh NYSE trading day preceding the day on which the Expiration Time occurs. Unless the submitting Rights Holder makes other arrangements with the Subscription Agent, a new Subscription Warrant issued after 5:00 p.m., New York City time, on the seventh NYSE trading day preceding the day on which the Expiration Time occurs will be held for pick-up by the submitting Rights Holder at the Subscription Agent's hand delivery address provided above. All deliveries of newly issued Subscription Warrants will be at the risk of the submitting Rights Holder. Except for the fees charged by the Subscription Agent (which will be paid by RMI as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by RMI or the Subscription Agent.

     A Rights Holder may make arrangements with the Subscription Agent for Subscription Warrants to be held for pick-up at the Subscription Agent's address for hand deliveries set forth above under "Exercise of Rights and Subscription Agent."

     THOSE RIGHTS NOT EXERCISED BY A RIGHTS HOLDER PRIOR TO THE EXPIRATION TIME WILL EXPIRE AUTOMATICALLY AT THE EXPIRATION TIME WITHOUT FURTHER ACTION BY THE RIGHTS HOLDER AND WILL THEREAFTER NO LONGER BE EXERCISABLE OR HAVE ANY VALUE.

PROCEDURES FOR DTC PARTICIPANTS

     It is anticipated that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of The Depository Trust Company ("DTC"). Rights exercised as part of the Basic Subscription Privilege through DTC are referred to as "DTC Exercised Rights." A holder of DTC Exercised Rights may exercise the Oversubscription Privilege in respect thereof by properly executing and delivering to the Subscription Agent, at or prior to the Expiration Time, a DTC Participant Oversubscription Exercise Form and a Nominee Holder Certification, together with payment of the appropriate Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form and the Nominee Holder Certification may be obtained from either the Information Agent or RMI.

INFORMATION AGENT

     RMI has appointed Corporate Investors Communications, Inc. as Information Agent for the Rights Offering. Any questions or requests for assistance concerning the exercise or transfer of Rights or for additional copies of this Prospectus, the Instructions, the Notice of Guaranteed Delivery, the Nominee Holder Certification or the DTC Participant Oversubscription Exercise Form may be directed to the Information Agent at the address and telephone number below:

                    Corporate Investors Communications, Inc.
                               111 Commerce Road
                            Carlstadt, NJ 07072-2586
                                 (800) 242-4410

     RMI will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities, including liabilities under the Securities Act, which it may incur in connection with the services rendered by it.

SOLICITING AGENT(S)

     RMI may engage one or more soliciting agents to assist it in arranging the exercise of Rights. The fees to be paid to the Soliciting Agent(s), if any, will
be negotiated by RMI, but in no event will such fees exceed   % of the gross
proceeds from the exercise of Rights arranged by such agent(s). RMI may also agree to indemnify each such agent against certain liabilities, including liabilities under the Securities Act, which it may incur in connection with the services rendered by it.

FINANCIAL ADVISOR

     RMI has entered into a letter agreement with Lehman Brothers whereby the Financial Advisor will provide financial advisory services to RMI concerning the financing and structuring of certain corporate transactions, including the Rights Offering. Pursuant to this letter agreement, RMI will pay the Financial Advisor a financial advisory fee equal to 2.5% of the gross proceeds to RMI from the Rights Offering and will reimburse the Financial Advisor for its reasonable expenses thereunder, including fees and expenses of counsel. In addition, RMI has agreed to indemnify the Financial Advisor against certain liabilities, including liabilities under the Securities Act, which it may incur in connection with the services rendered by it.

FOREIGN AND CERTAIN OTHER SHAREHOLDERS

     Subscription Warrants will not be mailed to Record Date Holders or to any subsequent transferees of any Subscription Warrants whose addresses are outside the United States or who have APO or FPO addresses, but will be held by the Subscription Agent for such Holders' accounts. To exercise their Rights, such Holders must notify the Subscription Agent prior to 11:00 a.m., New York City time, two NYSE trading days preceding the day on which the Expiration Time occurs, at which time (if no contrary instructions have been received) the Rights represented thereby will be sold, subject to the Subscription Agent's ability to find a purchaser. Any such sales will be at prevailing market prices. See "The Rights Offering--Method of Transferring Rights." If the Rights can be sold, a check for the proceeds from the sale of any Rights, less any applicable brokerage commissions, taxes and other expenses, will be remitted to such Holders by mail. The proceeds, if any, resulting from sales of Rights of Holders whose addresses are not known by the Subscription Agent or to whom delivery cannot be made will be held by the Subscription Agent in a non-interest bearing account. Any amount remaining unclaimed on the second anniversary of the Expiration Time will be turned over by the Subscription Agent to RMI and, after such date, any person claiming such proceeds will, as an unsecured general creditor of RMI, be able to look only to RMI for payment thereof. The ability of all Holders, including Holders whose addresses are outside the United States or who have APO or FPO addresses, to exercise Rights will expire at the Expiration Time.

EFFECT OF RIGHTS OFFERING ON RMI STOCK OPTION, STOCK OWNERSHIP AND SAVINGS AND INVESTMENT PLANS

     The number of shares subject to, and the per share exercise price of, outstanding stock options issued under RMI's 1989 Stock Option Incentive Plan, and the aggregate number of shares reserved under the plan, will be adjusted to reflect the Rights Offering. After consummation of the Rights Offering, RMI will notify the holders of such stock options of the adjustments. Rights will be issued with respect to all shares issued and outstanding under RMI's 1989 Non-Employee Director Restricted Stock Award Plan, including shares subject to transfer restriction and vesting requirements, as well as shares credited to the accounts of participants in RMI's Employee Savings and Investment Plan and its Bargaining Unit Employee Savings and Investment Plan. RMI has waived all remaining restrictions applicable to shares granted under its 1989 Employee Restricted Stock Award Plan, and has distributed to participants in that plan all shares awarded, free of any restriction. RMI has agreed to lend, interest free, to Messrs. Gieg, Odle and Rupert sufficient funds to permit them to exercise the Basic Subscription Privilege (but not the Oversubscription Privilege) with respect to Rights issued to them other than Rights issued with respect to shares of Common Stock credited to their accounts in the Employee Savings and Investment Plan.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  RECORD DATE HOLDER CONSIDERATIONS

     The following summary describes certain United States federal income tax considerations applicable to Record Date Holders upon the issuance of Rights, and to Rights Holders upon the exercise, disposition or lapse of the Rights. This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws. This summary is limited to taxpayers that will hold the Rights as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Code.

     Issuance of the Rights. Record Date Holders generally will not recognize taxable income, for federal income tax purposes, in connection with the issuance of Rights.

     Basis and Holding Period of the Rights. Upon exercise or sale of the Rights, a Rights Holder's basis in his or her Common Stock will be allocated between such Common Stock and the Rights in proportion to the fair market values of each on the date of issuance of the Rights. However, the basis of the Rights issued to a Record Date Holder will be zero if the fair market value on the date of issuance of the Rights is less than 15% of the fair market value (on such date of issuance) of the Common Stock with respect to which they are issued unless the Rights Holder elects, in his or her federal income tax return for the taxable year in which the Rights are issued, to allocate part of the basis of such Common Stock to the Rights. Also, the basis of the Rights will be zero if the Rights are not exercised by a Rights Holder prior to the Expiration Time and thus expire. The holding period of Rights received by a Record Date Holder will include the holding period for the Common Stock with respect to which the Rights were issued. In the case of a purchaser of Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

     Sale of the Rights. Any gain or loss on the sale of Rights will be treated as capital gain or loss if the Rights are a capital asset in the hands of the seller and such gain or loss will be long-term capital gain or loss if the Rights are deemed to have been held for more than one year at the time of the sale. Rights issued to a Record Date Holder generally will be a capital asset in the hands of such Record Date Holder if the Common Stock with respect to which the Rights were issued was a capital asset in the hands of the Record Date Holder.

     Expiration of the Rights. If the Rights are not exercised by a Rights Holder prior to the Expiration Time and thus expire, no gain or loss will be recognized unless the Rights were acquired by purchase, in which case the Rights Holder will recognize a loss equal to its basis in such Rights. Any such loss recognized with respect to Rights acquired by purchase will be a capital loss if the Rights were a capital asset in the hands of such purchaser.

     Exercise of the Rights; Basis and Holding Period of Underlying Shares. Rights Holders will not recognize any gain or loss upon the exercise of such
Rights. The basis of Common Stock acquired upon exercise of Rights will be equal to the sum of such Rights Holder's basis in the Rights exercised and the amount paid upon exercise of those Rights. The holding period for Common Stock acquired upon exercise of Rights will begin on the date the Rights are exercised.

     THE FOREGOING IS ONLY A SUMMARY OF APPLICABLE FEDERAL INCOME TAX CONSEQUENCES AND DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO RIGHTS HOLDERS. RECORD DATE HOLDERS AND RIGHTS HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

COMPANY CONSIDERATIONS

     LIMITATION ON USE OF TAX LOSSES. At December 31, 1993, RMI had net operating loss carryforwards of approximately $75 million and certain other unrealized future deductions that could be subject to an annual limitation on their deductibility if certain substantial changes in its ownership should occur over any three-year period, as provided under Section 382 of the Internal Revenue Code. While RMI has not reflected a benefit in its December 31, 1993 financial statements with respect to these tax attributes, the potential annual limitation could restrict RMI's ability to use them to reduce future income tax liabilities. Although RMI does not expect the Rights Offering to result in an ownership change that would cause the annual limitation to apply, there can be no assurance that an ownership change will not result from the Rights Offering or from other equity transactions of RMI and USX. Further, the Rights Offering may significantly increase the likelihood that future equity transactions by RMI or USX, or by either of these companies' significant current or future shareholders in the three years following the Rights Offering (some of which will not be within the control of RMI), could cause the annual limitation to apply. See Note 8 to Consolidated Financial Statements included elsewhere herein.

     Section 382 generally provides that if a corporation undergoes an "ownership change," the amount of taxable income that the corporation may offset after the date of the ownership change (the "Change Date") with net operating loss carryforwards and certain built-in losses existing on the Change Date will be subject to an annual limitation. In general, the annual limitation equals the product of (i) the fair market value of the corporation's equity on the Change Date (with certain adjustments including an adjustment excluding capital contributions made in the two years preceding the Change Date), and (ii) a long-term tax exempt bond rate of return published monthly by the Internal Revenue Service.

     The built-in losses that may be limited under Section 382 are those that exist on the Change Date and are recognized within five years after the Change Date. However, the total amount of recognized built-in losses that are subject to limitation cannot exceed the corporation's net built-in loss (the excess of the aggregate tax basis of the corporation's assets over their aggregate fair market value) on the Change Date. The built-in losses of a corporation will be subject to limitation under Section 382 only if the net built-in loss of the corporation exceeds 15% of the fair market value of the corporation's assets or $10,000,000, whichever is less. Certain deductions that have accrued economically on the Change Date, but are allowed only after the Change Date, are treated as built-in losses.

     Generally, an "ownership change" occurs with respect to a corporation if shareholders who own, directly or indirectly through shareholders such as USX, five percent or more of the capital stock of the corporation ("5-percent shareholders") increase their aggregate percentage ownership of such stock by more than 50 percentage points over the lowest percentage of such stock owned by such shareholders at any time during a prescribed testing period. In applying
Section 382, under a special rule, newly issued stock generally is considered to be acquired by a new 5-percent shareholder even if no person acquiring the stock in fact owns as much as five percent of the issuer's stock. Recently adopted Treasury regulations limit the extent to which stock newly issued for cash to shareholders owning individually less than five percent of the issuer's stock is treated as acquired by a new 5-percent shareholder. The regulations thus reduce the extent to which such an issuance (including stock issued as a result of the exercise of rights such as the Rights) causes a change in shareholdings that counts toward an ownership change. However, such Treasury regulations do not apply to any new shareholder or Record Date Holder who acquires and exercises sufficient rights to become an actual 5 percent shareholder.

                                    BUSINESS

THE COMPANY

     The Company is one of the world's leading producers of titanium mill products. Titanium mill products are used principally in the aerospace industry in commercial and military aircraft, with major nonaerospace applications in chemical processing equipment, mesh for bridge and deck repair, tubular products for oil and gas production, pulp and paper production facilities and medical implants.

     The Company is a successor to entities that have been operating in the titanium industry since 1958. The Company is an Ohio corporation, originally incorporated in Ohio in 1975. In April, 1990, USX Corporation ("USX") and Quantum Chemical Corporation ("Quantum") transferred their entire ownership interest in the Company's immediate predecessor, RMI Company, an Ohio general partnership, to the Company in exchange for shares of the Company's Common Stock (the "Reorganization"). Quantum then sold its shares to the public. USX has retained ownership of its shares. At December 31, 1993, approximately 50.8% of the Company's outstanding common stock was owned by USX.

INDUSTRY OVERVIEW

     Titanium is one of the newest industrial metals. It possesses physical characteristics such as high strength-to-weight ratio, high temperature performance and superior corrosion and erosion resistance. The first major commercial application of titanium occurred in the early 1950's when it was used as a component in aircraft gas turbine engines. Subsequent applications were developed to use the material in airframe construction. Historically, approximately 75-80% of the U.S. titanium industry's output has been used in aerospace applications. However, the decline in aerospace demand in recent years has resulted in an increased emphasis on nonaerospace products.

     There are two distinct types of participants in the domestic titanium market: integrated and nonintegrated producers. Integrated producers produce both titanium sponge and mill products. Nonintegrated producers acquire their titanium sponge from third parties. By virtue of the Company's decision in 1992 to discontinue its production of titanium sponge, two integrated producers remain in the U.S. There are also a number of domestic nonintegrated producers, of which the Company is the largest. Internationally, there are a number of companies in the titanium industry producing sponge and/or mill products.

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Prior to 1989-1990, the last peak in the titanium industry cycle occurred during the 1979-1982 period. From 1987 through late 1990, average unit prices for the Company's mill products increased steadily. Domestic industry shipment volumes in 1989 increased to 55 million pounds from 50 million in 1988, then decreased to 53 million pounds in 1990. Shipments for 1991 decreased to approximately 34 million pounds, a decrease of 35% from 1990 levels, the largest single one year decrease in the history of the industry. Domestic industry shipments amounted to approximately 35 million pounds in 1992 and were approximately 36 million pounds in 1993. The Company's shipments of mill products in 1993 and the first quarter of 1994 were virtually unchanged from the comparable immediately prior periods. Domestic industry shipping volumes for 1994 are not expected to increase significantly from 1993 levels. In response to competitive price pressures caused by reduced demand, the Company's average selling prices for mill products in 1993 decreased 6% from 1992. While excess titanium inventories at prime aerospace contractors appear to have decreased, a declining U.S. military budget and production cutbacks at Boeing, McDonnell Douglas and Airbus Industrie resulting from reduced commercial airline demand for new aircraft continue to negatively impact the demand for mill products.

     Aerospace demand originates from two sectors: military and commercial. Since 1987 commercial aerospace has become the dominant factor in titanium demand. The commercial aerospace sector is expected to continue to dominate the demand for titanium because of such factors as the need to repair and replace aging fleets, and growth of worldwide air traffic. However, reduced commercial airline profitability and consolidation of major commercial carriers are having a continuing negative impact on the commercial aerospace industry. Military aerospace demand, which remained relatively stable through 1989, dropped sharply between 1990 and 1991 and with the exception of a few specific programs, is expected to remain relatively flat.

     The following table highlights the cyclical nature of the titanium industry by setting forth the total pounds of U.S. mill products shipped during 1975-1993 as well as the Company's shipments and average mill product prices.

 Measurement Period       RMI Avg.      RMI        Industry
(Fiscal Year Covered)     Price      Shipments     Shipments
'75                         27          8             23
'76                         25          6             22
'77                         21          9.6           21.4
'78                         23         11.3           30.7
'79                         38         13             33
'80                         50         14             39.5
'81                         65         15             35
'82                         70         10             28
'83                         45          8.5           23.5
'84                         41         13.7           31.3
'85                         42         13.7           31.3
'86                         37         13             29
'87                         35         13.7           30.3
'88                         42         14.5           34.5
'89                         51         16             38
'90                         55         16.5           34.5
'91                         50         11.5           21.5
'92                         47         11.5           20.5
'93                         44         11.3           24.9

Source: RMI and Titamium Development Association



PRODUCTS AND MARKETS

     The Company operates in a single business segment: Titanium Metal Products and Related Products and Services. Titanium Metal Products consist principally of mill products such as ingot, slab, bloom, billet, bar, plate, sheet, strip, pipe and tube. Related Products and Services include hot-formed and superplastically formed parts for aerospace applications, cut shapes and titanium metal powders. Revenues from a titanium drilling riser contract, which commenced in 1993, are included in Related Products and Services. The Company also provides processing or conversion services for customer owned materials. Additionally, the Company acts as contractor for the U.S. Department of Energy ("DOE") for the remediation and restoration of the Company's former Extrusion Plant located in Ashtabula, Ohio. Revenue from the DOE contract is included in the Other category. Prior to 1992, the Company also produced its own titanium sponge, some of which was sold to domestic nonintegrated producers, as well as sodium chloride, metallic sodium and sodium hypochlorite, which are classified as Discontinued Products.

     The amount of sales and percentage of consolidated sales represented by individual product classifications during each of the years beginning in 1989 was as follows:

                                   RMI SALES
                             (DOLLARS IN MILLIONS)

                                                          YEAR ENDED DECEMBER 31
                             --------------------------------------------------------------------------------
                                 1993             1992             1991             1990             1989
                             ------------     ------------     ------------     ------------     ------------
Mill Products..............  $ 96.5    76%    $110.5    81%    $128.8    78%    $208.1    81%    $184.3    76%
Related Products and
  Services.................    20.5    16       16.7    13       17.3    10       16.4     6       19.9     8
Other(1)...................    10.4     8        5.8     4        6.3     4        7.9     4        8.1     4
Discontinued Products(2)...      --    --        2.6     2       13.2     8       22.9     9       29.7    12
                             ------   ---     ------   ---     ------   ---     ------   ---     ------   ---
    Total..................  $127.4   100%    $135.6   100%    $165.6   100%    $255.3   100%    $242.0   100%
                             ------   ---     ------   ---     ------   ---     ------   ---     ------   ---
                             ------   ---     ------   ---     ------   ---     ------   ---     ------   ---

- ---------

(1) Includes DOE remediation and restoration contract and preliminary restoration activity.

(2) Discontinued Products includes titanium sponge, sodium chloride, sodium hypochlorite and metallic sodium, which are no longer manufactured.

MILL PRODUCTS

     The Company produces a full range of titanium mill products which are used in both the aerospace and nonaerospace markets.

     Aerospace Business. Approximately 70% of the Company's 1993 mill product sales were aerospace related compared with approximately 76% in 1992. The Company's products are certified and approved for use by all major domestic and most international manufacturers of commercial and military aircraft and jet engines. Products such as sheet, plate, strip, bar, billet and ingot, as well as related products such as hot-formed or superplastically formed parts, are utilized in aircraft bulkheads, tail sections, wing support and carry-through structures and various engine components, including rotor blades, vanes, discs, rings and engine cases.

     The leading manufacturers of commercial aircraft, Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, have reported an aggregate of approximately 2,025 planes under order and deliverable over the next five years. The comparable backlog in 1992 amounted to 2,500 planes. Other industry sources have reported that these companies have an aggregate backlog of approximately 3,000 planes under both firm orders and purchase options. However, the impact of an uncertain world economy and instability in the commercial airline industry may cause these manufacturers to re-evaluate aircraft orders and options. Deliveries of commercial aircraft by the above manufacturers totaled 546 in 1993, 738 in 1992, and 753 in 1991.

     The following table presents the estimated titanium mill product requirements of selected commercial and military aircraft:

                  ESTIMATED TITANIUM MILL PRODUCT REQUIREMENTS
                                  PER AIRCRAFT

                                                              BUY-WEIGHT(1)(2)
                              AIRCRAFT                    ------------------------
                              --------                    (IN THOUSANDS OF POUNDS)
        Commercial:
             Airbus Industrie
                  A320.................................             10-15
                  A330.................................             23-28
                  A340.................................              32
             Boeing
                  737..................................              17
                  747..................................             60-82
                  757..................................             33-37
                  767..................................              36
                  777..................................              66
             McDonnell Douglas.........................
                  MD-11................................              63
        Military:
             General Dynamics
                  F-16 Falcon..........................              6-10
             McDonnell Douglas
                  F-15 Eagle...........................              62
                  F/A-18 Hornet........................              16
                  C-17.................................              94
             Sikorsky
                  Blackhawk............................               6
                  Super Stallion.......................              19
                  Seahawk..............................               5

- ---------

(1) Due to yield loss during production, only a portion of the titanium buy-weight is ultimately used in the aircraft and engines.

(2) Ranges refer to aircraft with variable engine configurations.

Source: RMI estimates.

     Nonaerospace Business. Principal nonaerospace mill products include commercially pure (unalloyed) strip, tube and plate used for chemical processing, oil refining, pulp and paper equipment and mesh for bridge and deck repair. Bar is sold for the production of medical implants where the Company enjoys a significant market share. The Company is also a leading supplier of commercially pure titanium plate and strip, which offers superior corrosion resistance and ductility for critical forming and metal expansion. Nonaerospace sales in 1993 accounted for approximately 30% of the Company's mill product sales and 24% in 1992. Since the Company's entry into strip production in 1984 and tube production in 1986, sales of these two products have grown to a majority of the Company's total nonaerospace mill product sales.

               EXISTING AND DEVELOPING NONAEROSPACE APPLICATIONS

             MARKET                     PRODUCT                    APPLICATION
             ------                     -------                    -----------
Automotive.......................   Bar/Powder          Engine components, suspension and
                                                        structural components
Bridge and Deck Repair...........   Strip               Corrosion protection of
                                                        reinforced
                                                        concrete
Downhole.........................   Pipe/Tubing         High temperature sour gas
                                                        production lines
Environmental (Flue gas
  desulfurization, wet
  oxidation/disposal)............   Strip/Plate/Pipe    Scrubbers and heat exchangers
Gas Transmission.................   Pipe/Tubing         Sour gas lines
Geothermal.......................   Pipe                High temperature brine well
                                                        strings
Marine/Offshore..................   All                 Risers, joints, fittings,
                                                        umbilical systems, subsea flow
                                                        lines, production tubulars
Medical Implants.................   Bar/Plate           Implants
Naval............................   All                 Heat exchangers, tubing, pumps
Nuclear and Toxic Waste..........   Plate/Strip         Transportation and storage
                                                        containers
Nuclear Power Plants.............   Plate/Strip/Tubing  Heat exchangers and storage
                                                        vessels
Ordnance.........................   Bar/Billet/Pipe     Armor and barrels

     In addition, the Company has entered into two joint venture arrangements in an effort to increase its participation in the nonaerospace sectors. The first, formed with Precision Tube Technology, Inc. of Houston, Texas, will market titanium coiled tubing for the downhole and offshore control line markets of the petroleum industry. The second venture, Permipipe Titanium AS, formed with Permascand AB, of Sweden, was finalized in January 1993. The venture will be located in Norway and manufacture heavy-wall welded titanium tube and pipe for the oil and gas, petrochemical, pulp and paper, and other process industries. Manufacturing operations are expected to commence in the first half of 1994. RMI will supply input material to both joint ventures.

     RMI has received certification under ISO-9002 by Bureau Veritas Quality International for all four of its titanium mill product manufacturing facilities. ISO-9002 is an international quality management standard recognized by 90 countries and requires a stringent assessment of all phases of a company's quality system. RMI is the first, and to date, the only domestic titanium mill products manufacturer to receive ISO certification.

RELATED PRODUCTS AND SERVICES

     Related Products and Services include cut shapes, hot-formed and superplastically formed parts for aerospace applications, and titanium powders. The Company also provides conversion services for other titanium and specialty metals producers. Titanium powders are used for alloy additions, superconductors, grain refinement of other metals and titanium powder metal parts.

     The Company has devoted significant resources and effort to develop new applications and markets for titanium in the energy extraction and chemical process industries. During 1993, the Company executed an agreement under which it will supply the world's first high-pressure titanium drilling riser for use in the Conoco Norway, Inc. Heidrun Project located in the Norwegian sector of the North Sea. Work commenced on the project in the third quarter of 1993, with deliveries scheduled to begin in the fourth quarter of 1994. When assembled, the riser will be about 1,500 feet in length and weigh approximately 250,000 pounds. RMI expects to receive approximately $15 million in revenues from the contract.

OTHER REVENUE

     During the fourth quarter of 1993, the Company entered into a long-term agreement with the DOE covering the remediation and restoration of the Company's former Extrusion Plant located in Ashtabula, Ohio, for which the DOE is responsible as a result of work performed there for the government. The Company will serve as prime contractor during the remediation and restoration period. The total amount of revenues to be recognized, which will be included in the Other category, are not determinable at this time. However, based on the current scope of work and assuming adequate DOE funding, revenues are expected to exceed $250 million over the life of the contract, which is currently expected to exceed ten years.

EXPORTS

     Including revenues recognized in connection with the titanium drilling riser contract, approximately 19% of consolidated sales in 1993 were generated by exports, primarily to the European market, where the Company believes it is a leader in supplying alloy flat-rolled titanium mill products as well as rotating quality billet. Export sales comprised approximately 23% and 22% of consolidated sales in 1992 and 1991, respectively. As a result of the overall decrease in world demand for titanium, particularly in the European aerospace sector, the Company's export sales in 1993 decreased approximately 24% from 1992. Export sales in 1992 decreased approximately 12% from 1991. Through its distributors, contracts have been secured to furnish titanium mill products to major European aerospace manufacturers. In order to enhance its presence in the European market, in 1992 the Company acquired a 40% ownership interest in its French distributor, Reamet, SA. Most of the Company's exports consist of titanium mill products used in aerospace markets. The Company's exports also consist of slab, commercially pure strip, and plate and welded tubing used in nonaerospace markets.

COMPETITION AND OTHER MARKET FACTORS

     The Company is one of the major producers of titanium mill products in the world. The titanium metals industry is highly competitive on a worldwide basis. Competition is primarily on the basis of price, quality and delivery.

     Integrated and nonintegrated producers of mill products are located primarily in the U.S., Japan, the Commonwealth of Independent States ("CIS"), Europe and China. Following closure of the Company's sponge facilities in 1992, there are two remaining integrated producers in the United States. There are also a number of domestic nonintegrated producers which along with the Company produce mill products from purchased sponge, scrap or ingot. However, none of the Company's nonintegrated competitors produce as full a line of mill products as does RMI.

     Imports of titanium mill products from countries that receive the most-favored-nation tariff rate ("MFN") are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. Japanese producers, which benefit from MFN treatment, participate significantly in the European market, but historically have not been a major factor in the U.S. mill products market. The United States does not currently grant MFN treatment to imports, including titanium mill product imports, from the CIS countries except Russia. However, effective October 18, 1993, the United States government extended the benefits of the Generalized System of Preferences ("GSP") to Russia. Under GSP, the United States grants duty-free access to semifinished and agricultural products from developing countries and territories. Certain titanium mill products are covered by GSP. However, titanium sponge has not been afforded GSP treatment. While countries within the CIS, including Russia, have not participated to any significant degree in the U.S. market for titanium mill products, they have the largest titanium production capacity in the world and could materially affect competition if their exports were to increase significantly. Several of the Company's competitors together challenged the granting of GSP benefits to Russian titanium mill products, but recently withdrew their petition. The Company was not a party to this challenge. RMI anticipates that the GSP situation will provide the Company with additional opportunities for metallics supplies. The Company has conducted preliminary discussions with several Russian companies regarding potential cooperative ventures.

MARKETING AND DISTRIBUTION

     RMI markets its titanium mill products and related products and services worldwide. Approximately 80% of the Company's consolidated sales are made through its internal sales organization. RMI's domestic sales force has offices in Niles, Ohio; Houston, Texas; Brea, California; Washington, Missouri; and Salt Lake City, Utah. Technical marketing personnel are available to service these offices and to assist in new product applications and development. In addition, the Company's Customer Technical Service and Research and Development Departments, both located in Niles, Ohio, provide extensive customer support.

     Independent distributors, while accounting for only a small portion of sales, are an important channel of distribution for the Company. The use of distributors allows RMI to service customers who require off-the-shelf titanium mill products without an investment by the Company in inventories, facilities and additional sales staff.

     In the U.S., RMI maintains an exclusive domestic distributorship arrangement with A.M. Castle and Co. ("AMC"), one of the nation's largest independent metal service centers, having numerous domestic locations. AMC possesses special expertise in titanium, including cutting and warehousing capability.

     Internationally, RMI maintains a sales office in England and has a worldwide network of independent sales representatives and distributors. In 1992, in an exchange of common stock, the Company acquired a 40% ownership interest in its French distributor, Reamet, SA. As a leading supplier of alloy flat-rolled titanium mill products to the European market, the Company has worked through its distributors to secure contracts to furnish mill products to the major European aerospace manufacturers. As a result, the Company has export sales to customers in France, the United Kingdom and Germany. International sales representation is also available for the Netherlands, Italy, Israel, Spain, Sweden, Brazil, Belgium, Norway and Australia.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT

     The Company conducts research, technical and product development activities at facilities in Niles. The principal goals of the Company's research program are maintaining technical expertise in the production of titanium metal and related products and providing technical support in the development of new markets and products. Beyond the Company's own funding, certain major customers have assisted in funding the Company's development of specific titanium applications. Research, technical and product development costs totaled $2.4 million in 1993, $2.4 million in 1992, and $6.1 million in 1991. Customer assisted funding, which is treated as a reduction of research and development spending, reduced research and development expense to $1.5 million, $1.6 million, and $3.5 million, in 1993, 1992 and 1991, respectively.

     The Company has research laboratories in Niles which contain melting, metal processing and metal testing facilities and a corrosion laboratory for support of the nonaerospace markets.

PATENTS AND TRADEMARKS

     The Company possesses a substantial body of technical know-how and trade secrets and owns ten U.S. patents applicable primarily to product formulations and uses. The Company considers its know-how, trade secrets and patents important to its business, although no individual item is considered to be material to current business. Patents related to alloy formulations have been cross-licensed with another titanium producer resulting in a small current royalty income.

EMPLOYEE RELATIONS

     As of March 31, 1994, the Company and its subsidiaries employed 826 people, 177 of whom were classified as administrative and sales personnel. Approximately 44 of the 826 employees were on temporary or extended layoff status and 111 were directly involved with the DOE remediation and restoration contract at the Company's former Extrusion Plant.

     Hourly, clerical and technical employees at the Niles Manufacturing Plant and the hourly employees at the former Extrusion Plant are represented by the United Steel Workers of America ("USWA"). Other than remaining hourly workers at the Sodium Plant, who are represented by the Oil, Chemicals and Atomic Workers Union, the remaining employees are not represented by a union. In October 1992, a three year labor agreement was reached with the USWA unit at Niles. The hourly employees at the former Extrusion Plant agreed to a three year contract in January 1993. The Company believes its relationships with its employees to be good.

RAW MATERIALS

     Following the closure of its sponge production facilities in early 1992, the Company began purchasing its titanium sponge from outside sources. The Company has entered into two long-term sponge supply arrangements, each with pricing below the cost of sponge which was produced at the Company's own facilities. In addition, the Company has supplemented its metallics requirements with additional sponge and raw material purchases from other suppliers, both foreign and domestic.

     The Company purchases titanium tetrachloride, the primary raw material used in the manufacture of titanium sponge, from SCM Chemicals, Inc. ("SCM"). Titanium tetrachloride is shipped to one of the Company's long-term sponge suppliers where it is used in providing sponge for the Company.

     The Company believes it has adequate sources for alloying agents and other miscellaneous raw materials.

PROPERTIES

     The Company's principal products together with the location of its principal manufacturing plants and aggregate capacity are set forth below.

                  PRODUCT                         ANNUAL CAPACITY                LOCATION
                  -------                         ---------------                --------
Ingot.......................................  36 Million Pounds (1)       Niles, OH
Mill Products...............................  22 Million Pounds (1)       Niles, OH
                                                                          Hermitage, PA
                                                                          Sharon, PA
Hot-Formed and Superplastically Formed                                    Washington, MO
  Components................................  21 Thousand Press Hours     Sullivan, MO
Titanium Metal Powders......................  1.5 Million Pounds          Salt Lake City, UT

- ---------

(1) Rated capacity based on current product mix and yields; practical capacity may be less.

     In total, the Company has over 728,000 square feet of manufacturing facilities exclusive of office space, located primarily in Niles, Ohio. The Company owns all of the foregoing facilities, except for the Sharon, Pennsylvania and Sullivan, Missouri sites, and certain buildings and property at Washington, Missouri, all of which are leased. The plants have been constructed at various times over a long period. Many of the buildings have been remodeled or expanded and additional buildings have been constructed from time to time. Much of the equipment at the various locations has likewise been replaced or remodeled and new equipment has been added at various times. The Company believes that the plants are adequate and suitable for its operating needs. At March 31, 1994, the Company's ingot and mill products facilities were being utilized at approximately 47% and 52%, respectively, of rated capacities, which may exceed practical capacities.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Such claims against the Company are generally covered by insurance. Given the critical nature of many of the aerospace end uses for the Company's products, including specifically their use in critical rotating parts of gas turbine engines, the Company maintains aircraft products liability insurance of $250 million, which includes an aggregate $100 million grounding liability.

     General. The Company has been named as a defendant in a number of cases arising from the aircraft crash at Sioux City, Iowa, which occurred on July 19, 1989. In its final report, issued November 1, 1990, the National Transportation Safety Board ("NTSB") concluded that the titanium used to manufacture the fan disc which ultimately failed, leading to the crash, was supplied by a major competitor of the Company. Based on the conclusions contained in the NTSB report and the coverage provided by aircraft products liability insurance, the Company does not anticipate any adverse financial exposure as a result of these actions.

     In connection with the closing of the Sodium and Metals Reduction Plants, the Oil, Chemical and Atomic Workers Union, Local 729, has brought an action against the Company alleging violation of the notification provisions of the Worker Adjustment and Retraining Notification Act ("WARN"). Three classes of former employees of the Company's Sodium and Metals Reduction plants have alleged that they did not receive the appropriate warnings of their pending layoffs or layoffs as required under WARN. This case is currently in the discovery phase. The Company believes that it has complied with the provisions of WARN and that the claims are substantially without merit.

     Environmental. The Company is subject to extensive federal, state and local laws and regulations concerning environmental matters. During 1993, the Company spent approximately $0.9 million for environmental-related expenditures, and $0.7 million in each of 1992 and 1991. The Company broadly estimates environmental-related expenditures, including capital items and compliance costs, will total approximately $2.0 million during the 1994-1995 period.

     In connection with the Reorganization, the Company assumed all responsibility for environmental matters relating to RMI Company and its immediate predecessor, Reactive Metals, Inc., which commenced business on April 1, 1964, and agreed to indemnify Quantum and USX against any liability relating to such environmental matters. Quantum and USX have been named as potentially responsible parties in connection with the Fields Brook Superfund site discussed below. In addition, Quantum initially acquired the Company's now closed Ashtabula facilities in 1950, which it owned until 1964, when they were acquired by Reactive Metals, Inc. Although the Company believes it may have claims with respect to possible remediation and other costs against Quantum for the pre-1964 period, ultimate apportionment of any liability between the Company and Quantum has not been finally agreed upon.

     Active Investigative or Cleanup Sites. The Company is involved in investigative or cleanup projects at certain waste disposal sites, which are discussed below.

          Fields Brook Superfund Site. The Company, together with 31 other companies has been identified by the U.S. Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") with respect to a Superfund site defined as the Fields Brook watershed in Ashtabula, Ohio, which includes the Company's now closed Ashtabula facilities. The EPA's 1986 estimate of the cost of remediation of the Fields Brook sediment operable unit was $48 million. The actual cost of remediation may vary from the estimate depending upon a number of factors such as extent of contamination, method of remediation, required cleanup standards, timing of the work, effect of inflation and development of remediation technology.

          The EPA, in March 1989, ordered 19 of the PRPs to conduct a predesign and design phase study for the sediment operable unit and a source control study, which studies are currently estimated to cost $16.5 million. The Company, working cooperatively with twelve others in accordance with two separate agreements, is complying with the order. The Company has accrued and is currently paying a portion of the cost of complying with the EPA's order. It is anticipated that the study will be completed no earlier than late 1994. Actual cleanup would not commence prior to that time. It is not possible to determine accurately the Company's share in any final allocation formula with respect to the study or the cleanup; however, on the basis of its current knowledge, the Company believes its share of the ultimate costs will be in the range of 5% to 11%.

          In September 1989, EPA sued a number of the then nonparticipating PRPs seeking recovery of costs incurred by the EPA related to study of the Fields Brook site. The defendant PRPs later brought several third-party actions against differing combinations of certain of the cooperating PRPs and Quantum, in addition to a counterclaim against the EPA. A consent decree between the EPA and the defendant PRPs has resolved the original suit and the counterclaim. In 1993, USX was added as a defendant PRP.

          Thirteen of the PRPs plus several others have agreed to a nonbinding arbitration process to allocate the cost of complying with the March 1989 order. The arbitration is an alternative to the costly litigation which would otherwise have developed. No significant new facts have been discovered as a result of this process.

          The Ohio Environmental Protection Agency ("Ohio EPA") has notified the PRPs of its intention to undertake a Natural Resource Damage Assessment ("NRDA") for the Fields Brook site which could lead to a Natural Resource Damage Claim ("NRDC") against the PRPs. Presently, some portions of the assessment are being conducted. The assessment could lead to a claim against the PRPs for residual damages after the clean up is completed. The Company believes and the Ohio EPA has acknowledged in part, that any actions to pursue an NRDA or NRDC are premature until the remediation of the Fields Brook watershed is complete. It is not possible to predict, at this time, the cost to the Company, if any, as a result of the NRDA and any NRDC that might be brought.

          Resource Conservation and Recovery Act of 1976 ("RCRA") Proceedings--Ashtabula Sodium Plant. The Company, through its independent environmental consultant, has identified and reported to EPA the presence of metals and hazardous organic materials on portions of its now closed Sodium Plant in Ashtabula, Ohio. As to the organic material, the consultant has determined it originates from an off-site source, and the Company does not anticipate it will be required to clean up this material.

          A Corrective Measures Study report prepared for the Company by the consultant states that the presence of metals would not be expected to have an adverse impact on humans or the environment, and, after conducting a detailed analysis of cleanup alternatives, the study recommended that metals contaminated fill material be consolidated at an on-site landfill and contained in place, at an estimated cost of $1 million. The Company has responded to comments received and is awaiting final approval of the study.

          Ashtabula River. The Ashtabula River and Harbor has been designated one of 43 Areas of Concern on the Great Lakes by the International Joint Commission. Fields Brook empties into the Ashtabula River, which in turn flows into Lake Erie. The State of Ohio has appropriated $7 million in state funds to the Ashtabula River dredging project to assist in securing at least $18 million in federal funds needed to conduct the dredging.

          The Company believes it is most appropriate to use public funds to cleanup a site with regional environmental and economic development implications such as the Ashtabula River and Harbor. However, it is possible that EPA could determine that the Ashtabula River and Harbor should be designated as an extension of the Fields Brook Superfund site, or, alternatively, as a separate Superfund site. It is not possible at this time to predict the methods or responsibility for any remediation and whether the Company will have any liability for any costs incurred in cleaning up the Ashtabula River and Harbor. In 1989, the Company and four other companies entered into an Administrative Order By Consent with EPA and the Ohio EPA providing for a study to evaluate the nature and extent of sediment contamination of the Ashtabula River and Harbor and to investigate potential sources of such contamination and its effect on the water supply of the City of Ashtabula. The study, which showed no effect on the water supply, was completed for approximately $1.7 million, of which the Company's share was $0.4 million. The study report has not yet been finalized with the EPA and Ohio EPA.

          In a May 1993 public meeting on Fields Brook, the EPA reiterated that the best remedy for the Ashtabula River and Harbor might be to perform a partial dredging and leave the deep sediments in place, thereby reducing the cost. The EPA also stated that if the river is not remediated by some other mechanism, eventually it may be forced to pursue remediation under Superfund.

     With respect to each of the above sites, all of which are located in Ohio, the State of Ohio may assert its interests and rights independent of those of the EPA. The Company has notified all its insurers relative to the environmental claims reported above and has demanded that the insurers assume the Company's defense of such claims and indemnify the Company against such claims. During 1993 the Company settled a claim with one insurer for $0.4 million. None of the remaining insurers have agreed to defend or indemnify the Company, and several have denied coverage. However, the Company continues to pursue these claims with its insurers.

     Given the status of the proceedings at certain of these sites, and the evolving nature of environmental laws, regulations, and remediation techniques, the Company's ultimate obligation for investigative and remediation costs cannot be predicted. It is the Company's policy to recognize in its financial statements environmental costs as an obligation becomes probable and a reasonable estimate of exposure can be determined. At March 31, 1994, the amount accrued for future environmental-related costs was $2.9 million. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $1.6 million which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites.

     Alleged RCRA Violation. On October 9, 1992 the EPA filed a complaint alleging certain violations of RCRA at the Company's now closed Sodium Plant in Ashtabula, Ohio. The EPA's determination is based on information gathered during inspections of the facility in 1991. Under the complaint the EPA proposed to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the preliminary nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The ultimate resolution of the foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that RMI will remain a viable and competitive enterprise even though it is possible these matters could be resolved unfavorably.

                              RMI TITANIUM COMPANY

                         SELECTED FINANCIAL INFORMATION

    The following selected financial information has been derived from the consolidated financial statements of RMI for each of the five years in the period ended December 31, 1993 and the condensed financial statements of RMI for the quarters ended March 31, 1994 and 1993. The information set forth below should be read in connection with the Consolidated Financial Statements, the Condensed Consolidated Financial Statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein. The selected quarterly information has been prepared by the Company without audit and reflects all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of operations for the interim periods covered.

                                     QUARTER ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,
                                     ----------------------      --------------------------------------------------------
                                       1994          1993          1993        1992        1991        1990        1989
                                     --------      --------      --------    --------    --------    --------    --------
                                                               (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AND PRICE DATA)
OPERATIONS STATEMENT DATA:
Sales:
  Mill Products...................   $ 25,754      $ 26,987      $ 96,453    $110,509    $128,803    $208,058    $184,251
  Related Products and Services...      7,948         3,610        20,512      16,745      17,260      16,397      19,931
  Other(1)........................      2,658         1,537        10,432       8,353      19,505      30,840      37,832
                                     --------      --------      --------    --------    --------    --------    --------
      Total.......................     36,360        32,134       127,397     135,607     165,568     255,295     242,014
Operating income (loss)...........     (2,216)       (2,359)      (10,764)    (11,387)    (52,712)(2)   32,773     30,088
Income (loss) before cumulative
  effect of a change in accounting
  principle.......................     (2,929)       (2,897)      (11,955)    (14,062)    (57,085)(2)   28,126     26,544
Cumulative effect of a change in
  accounting principle............     (1,202)(3)   (16,938)(4)   (16,938)(4)       --         --          --          --
Net income (loss).................     (4,131)      (19,835)      (28,893)    (14,062)    (57,085)     28,126      26,544
Cash dividends per common
  share(5)........................         --            --            --          --         .75         .75          --
NET LOSS PER COMMON SHARE:(5)
Before change in accounting
  principle.......................   $  (1.99)     $  (1.98)     $  (8.14)         --          --          --          --
Net loss per common share.........      (2.80)       (13.58)       (19.67)   $  (9.66)   $ (39.17)         --          --
PRO FORMA DATA:(6)
Pro forma net income..............         --            --            --          --          --    $ 27,274    $ 21,959
Pro forma net income per common
  share(5)........................         --            --            --          --          --       18.17       14.64
Pro forma book value per common
  share(5)........................         --            --            --          --          --          --       74.11
BALANCE SHEET DATA: (at end of
  period)
Working capital...................   $ 66,517                    $ 66,319    $ 72,229    $ 79,820    $109,044    $102,666
Total assets......................    153,841                     152,471     153,257     173,888     228,605     217,549
Long-term debt due after one
  year............................     68,530                      66,660      62,280      58,800      61,205      38,503
Equity............................     23,939                      27,861      63,302      77,705     136,569     141,158
Book value per common share(5)....      16.23                       18.89       43.34       53.36       92.61          --
% Total debt to total
  capitalization..................        74%                         71%         50%         43%         31%         22%
OPERATING DATA:
Mill product shipments
 (thousands of pounds):
  Aerospace.......................      1,951         2,002         7,619       8,699       9,379      12,898      12,237
  Nonaerospace....................        892           815         3,406       2,585       1,938       3,913       3,612
                                     --------      --------      --------    --------    --------    --------    --------
      Total.......................      2,843         2,817        11,025      11,284      11,317      16,811      15,849
Average mill product sales price
  (per pound).....................   $   9.46      $  10.38      $   9.60    $  10.20    $  11.69    $  12.58    $  11.81
Mill product capacity (millions of
  pounds)(7)......................                                   22.0        22.0        22.0        22.0        22.0
Ingot capacity (millions of
  pounds):(7).....................                                   36.0        36.0        36.0        36.0        36.0
  Ingot melt......................                                   14.6        14.7        14.0        22.9        24.2
  % Utilization...................                                    41%         41%         39%         64%         67%
Active employees at
  December 31,....................                                    782         843       1,172       1,660       1,650

- ---------

(1) Includes sales of discontinued products of $2.6 million, $13.2 million, $22.9 million and $29.7 million in 1992, 1991, 1990 and 1989, respectively.

(2) Includes a charge of $37.1 million relating to the closing of the Company's sponge production facilities. See Note 4 to the Consolidated Financial Statements, included elsewhere herein.

(3) Reflects the January 1, 1994 adoption of SFAS No. 112. See Note 4 to the Condensed Consolidated Financial Statements included elsewhere herein.

(4) Reflects immediate recognition of the transition obligation determined as of the January 1, 1993 adoption of SFAS No. 106. See Note 11 to the Consolidated Financial Statements, included elsewhere herein.

(5) Amounts retroactively restated to reflect the one-for-ten reverse stock split effective March 31, 1994. See Note 17 to the Consolidated Financial Statements included elsewhere herein.

(6) Reflects the change to the Company's capital structure effective April 20, 1990 (see Note 1 to Consolidated Financial Statements included elsewhere herein) and certain adjustments to historical partnership income.

(7) Rated annual capacity; practical capacity may be less.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto and the Condensed Consolidated Financial Statements and Selected Notes thereto of the Company included elsewhere herein.

OVERVIEW

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Prior to 1989-1990, the last peak in the titanium industry cycle occurred during the 1979-1982 period. From 1987 through late 1990, average unit prices for the Company's mill products increased steadily. Domestic industry shipment volumes in 1989 increased to 55 million pounds from 50 million in 1988, then decreased to 53 million pounds in 1990. Shipments for 1991 decreased to approximately 34 million pounds, a decrease of 35% from 1990 levels, the largest single one year decrease in the history of the industry. Domestic industry shipments amounted to approximately 35 million pounds in 1992 and approximately 36 million pounds in 1993. Domestic industry shipping volumes for 1994 are not expected to increase significantly from 1993 levels. While excess titanium inventories at prime aerospace contractors appear to have decreased, a declining U.S. military budget and production cutbacks at Boeing, McDonnell Douglas and Airbus Industrie resulting from reduced commercial airline demand for new aircraft, continue to negatively impact the demand for titanium mill products.

     In response to these industry-wide conditions, the Company closed its sponge production facilities in early 1992, which allowed the Company to immediately stem significant losses generated at these plants, as well as maintain the flexibility to purchase titanium sponge and other raw materials, such as foreign or domestic scrap at opportunistic prices. The Company entered into two long-term titanium sponge supply arrangements which will assure supply of a significant portion of its sponge requirements at initial costs below the cost of sponge which had been produced at its own facilities. These actions have reduced the Company's raw material costs by approximately 18% since 1991, and will continue to improve the Company's future competitive position.

     In addition, the Company has substantially reduced administrative costs, including a 58% reduction in salaried personnel since the beginning of 1991. As a result, despite the adverse market conditions described above, the Company has improved its operating results by 31% since 1991.

     Further improvement in results of the Company's operations, however, will depend largely on increased commercial aerospace activity and new market applications. The Company is currently unable to accurately predict when demand for its products will improve. In order to lessen its dependence on the aerospace market and to increase its participation in commercial applications, the Company has devoted significant efforts to developing new applications and markets for titanium in the energy extraction and chemical process industries. The Company's successful bid to supply the world's first titanium drilling riser for the Conoco Norway Heidrun project is one of several opportunities in this market that the Company is currently pursuing. In addition, the Company has entered into two joint ventures, one for the marketing of titanium coiled tubing for the downhole and offshore markets of the petroleum industry and the second to manufacture heavy-wall tube and pipe for use in oil and gas, petrochemical, pulp and paper, and other process industries. Further, the Company has signed an agreement with an engineering company specializing in the design of offshore structures for deep water drilling. The agreement provides for the Company to be the exclusive supplier of titanium risers and stress joint components to the engineering company's clients. The Company is currently working with other companies to develop and expand opportunities for titanium in the energy field.

RESULTS OF OPERATIONS

  Years 1993, 1992 and 1991

     Net sales. Net sales in 1993 decreased by $8.2 million or 6% from 1992. This decrease resulted primarily from lower selling prices of titanium mill products combined with a continuing market driven shift in mix toward semifinished products and away from higher margin mill products. Net sales decreased 18% in 1992 from 1991. This decrease reflects both reduced shipments and selling prices for titanium mill products. Average selling prices for mill products in 1993 decreased 6% from 1992, and in 1992 decreased by 13% from 1991.

     Sales of mill products in 1993 decreased by $14.0 million or 13% from 1992. This decrease results from the shift in product mix combined with the decrease in average selling prices mentioned above. The Company and the domestic titanium industry in general have seen a weakening in mill product prices corresponding closely to reduced demand. Prices on recent incoming orders continue to reflect soft demand for titanium metal products.

     Sales of related products and services in 1993 increased $3.7 million or 22% from 1992. This increase resulted primarily by the inclusion of revenues from the titanium drilling riser contract partially offset by reduced demand for hot formed parts, cut shapes and powders. Sales of related products and services decreased by $.5 million from 1991 to 1992 primarily because of lower demand for hot formed products and powders.

     Other revenue in 1993 is represented by the DOE remediation and restoration contract. Revenue relating to preliminary restoration activities in 1992 and 1991 is also included in other revenue.

     Gross Profit. Gross margin improved slightly in 1993. This improvement reflects decreased operating costs due to the closure of the sponge facilities in 1992 and other cost reduction programs, largely offset by lower selling prices and reduced product shipments.

     Gross margin improved during 1992 to a loss of $0.4 million compared to a loss of $1.4 million in 1991. This improvement reflects decreased operating costs resulting from the closure of the sponge facilities, partially offset by lower selling prices and a less favorable product mix.

     Selling, General and Administrative Expenses ("SG&A"). SG&A decreased to $9.1 million for 1993 from $9.4 million in 1992, while SG&A expenses in 1992 decreased by $1.3 million from $10.7 million in 1991. The decreases in each year are due primarily to reduced employment levels consistent with lower operating rates and other cost containment efforts.

     Research, Technical and Product Development Expenses. The Company's total research spending amounted to $2.4 million in each of 1993 and 1992 and $6.1 million in 1991. The spending levels in 1993 and 1992 were set with an objective of maintaining the Company's technical expertise in titanium production, providing customer technical support, and developing new products and markets, in spite of poor economic conditions. The decrease from 1991 to 1992 resulted primarily from the cessation of activities relating to the development of an electrolytic sponge process which was discontinued with the closing of the Company's sponge facilities in early 1992. Certain major customers have assisted in funding the Company's overall product development effort. Such funding, which is reflected as a reduction of research expense, reduced the Company's portion of research expense to $1.5 million, $1.6 million and $3.5 million in 1993, 1992 and 1991, respectively.

     Operating Loss. The operating loss for 1993 was $10.7 million compared to a loss of $11.4 million in 1992. The operating loss amounted to $15.6 million in 1991. The improvement in 1993 resulted from decreased costs for raw materials resulting from the closing of the Company's sponge facilities and lower operating expenditures offset by reduced selling prices and a less favorable product mix. The improvement in 1992 from 1991 stemmed from lower operating costs partially offset by lower selling prices.

     Net Loss. In 1993, the Company recorded a net loss of $28.9 million compared to a net loss of $14.1 million in 1992. The 1993 results were affected by a $16.9 million cumulative effect charge for adopting the provisions of SFAS No. 106 "Employers Accounting for Postretirement Benefits Other than Pensions." See Note 11 to Consolidated Financial Statements included elsewhere herein. The net loss in 1992 amounted to $14.0 million compared to a net loss of $57.1 million in 1991. The 1991 results were impacted by a $37.1 million charge resulting from the closing of its sponge production facilities. See Note 4 to the Consolidated Financial Statements included elsewhere herein. Net interest expense amounted to $2.7 million in 1993 and 1992. Interest expense in 1991 amounted to $3.5 million. While average borrowings increased in

1993 from 1992, interest expense remained flat due to lower overall interest rates. The decrease in 1992 from 1993 resulted from lower interest rates partially offset by increased borrowings. In accordance with income tax accounting principles, no income tax benefit was recorded in relation to pretax losses in 1993, 1992 and 1991. See Note 8 to the Consolidated Financial Statements included elsewhere herein.

  Three Months Ended March 31, 1994 and 1993

     Net Sales. Net sales increased by $4.2 million, or 13%, for the three months ended March 31, 1994 compared to the corresponding 1993 period. This increase is due primarily to the recognition of $2.7 million in revenue under the titanium drilling riser contract in 1994. Additionally, revenues under the DOE remediation and restoration contract increased by $1.1 million in the first quarter of 1994, or 73%, from the same period in 1993. Sales of hot formed parts and cut shapes during the first quarter of 1994 increased approximately $.5 million or 15% from 1993 first quarter levels. Shipments of titanium mill products increased slightly from first quarter 1993 shipments. Because of a less favorable product mix and a continuation of intense price competition, average selling prices on mill products in 1994 decreased by approximately 9% from 1993 first quarter levels; however, by comparison to the fourth quarter of 1993, average selling prices on mill products in 1994 increased approximately 2%. Overall demand and pricing for titanium mill products remains weak.

     Gross Profit. Gross profit amounted to $.5 million for the quarter ended March 31, 1994 compared to a gross profit of $.4 million for the comparable 1993 period. The 1994 results were favorably impacted by the titanium drilling riser contract and the DOE remediation and restoration contract.

     Selling, General and Administrative Expenses. SG&A amounted to $2.4 million for the quarter ended March 31, 1994 compared to $2.3 million in the first quarter of 1993. Although the Company has achieved administrative cost reductions through its cost containment measures, 1994 first quarter administrative costs were adversely impacted by an additional charge of $.1 million resulting from the recognition of deferred compensation expenses related to the early vesting of awards previously granted under the Company's 1989 Employee Restricted Stock Award Plan. Additionally, reimbursable administrative expenses associated with the DOE remediation and restoration contract increased by $.1 million from 1993 first quarter levels. Research, technical and product development expenses amounted to $.3 million in the first quarter of 1994 compared to $.4 million in the first quarter of 1993.

     Operating Loss. The operating loss for the three months ended March 31, 1994 and 1993 amounted to $2.2 million and $2.4 million, respectively.

     Net Loss. Because of increased overall interest rates and a higher level of borrowings, interest expense increased to $.7 million in the first quarter of 1994 from $.6 million in 1993.

     Net loss for the first quarter of 1994 reflects a charge of $1.2 million resulting from the cumulative effect of adopting SFAS No. 112. See Note 4 to the Condensed Consolidated Financial Statements included elsewhere herein. The comparable 1993 period reflects a charge of $16.9 million representing the cumulative effect of adopting SFAS No. 106.

BUSINESS OUTLOOK-BACKLOG

     Including the remainder of the titanium drilling riser contract referred to above, the Company's total order backlog as of March 31, 1994 was approximately $70 million, compared to $71 million at December 31, 1993 and $53 million at December 31, 1992. As a result of soft demand and competitive pressures, the average selling prices on incoming orders for mill products have decreased over the last several years. The Company believes a number of factors are responsible for this situation. Among these factors are aggressive international competition, declining military spending, lack of commercial airline profits, and an uncertain world economy. Many aerospace contractors have adopted just-in-time inventory practices or have demanded significantly shorter lead times. Additionally, contractors are waiting until the last minute to place orders in an effort to obtain the best possible pricing. The titanium industry is also suffering from excess production capacity, which has intensified price competition for available business. Improvement in the Company's results of operations will depend largely on increased aerospace activity.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital amounted to $66.5 million at March 31, 1994, compared to $66.3 million at December 31, 1993 and $72.2 million at December 31, 1992. The decrease in working capital from 1992 to 1993 reflects a reduction in inventories and a net increase in current liabilities partially offset by an increase in accounts receivable resulting from a $3.8 million progress billing on the titanium drilling riser contract, which was collected in January 1994. The Company's working capital requirements are not seasonal.

     For the quarter ended March 31, 1994 and the year ended December 31, 1993, the Company's cash flow requirements for operating losses and capital spending were funded primarily by working capital reductions and borrowings under the Company's Existing Credit Facility. In 1992, the Company's cash flow requirements were also funded by borrowings and reductions in working capital. In 1991, cash provided from operating activities of $15 million was generated primarily through working capital reductions.

     At March 31, 1994 and December 31, 1993, the Company had borrowings of $67.5 million and $65.6 million, respectively, under the Existing Credit Facility. Included in the balance outstanding at December 31, 1993 is approximately $4.8 million borrowed to finance working capital invested in the titanium drilling riser contract. Other long-term debt consisted of $1.0 million in industrial revenue bonds. As of March 31, 1994, the Company was in compliance with the covenants and terms of the Existing Credit Facility.

     RMI's shareholders' equity declined to $23.9 million at March 31, 1994, from $136.6 million at December 31, 1990, due to the net losses described above and a $7.5 million minimum pension liability adjustment recorded at December 31, 1993. Long-term debt increased from $61.2 million to $68.5 million over the same period. The percentage of RMI's total debt to total capitalization has increased from 31% in 1990 to 74% at March 31, 1994. This increase reflects primarily the net losses and the pension liability adjustment described above.

     The Company, along with the rest of the titanium industry, has experienced a severe downturn in its traditional markets since 1990. Significant reductions in demand for the Company's products and reduced prices have resulted in the Company incurring losses in 1991, 1992, 1993 and the first quarter of 1994. These losses have eroded the Company's equity base and impeded the generation of cash, forcing increasing reliance on the Existing Credit Facility. Aggressive cost-cutting efforts, combined with improved operating efficiencies, the sale of nonstrategic assets and borrowings under the Existing Credit Facility have enabled the Company to maintain operations during this difficult period. However, the timing and extent of any recovery in the Company's traditional aerospace markets is uncertain.

     Emerging market opportunities as described above, together with the lack of recovery in the Company's traditional markets, will place an even greater pressure on the Company's limited financial resources. Accordingly, the Board of Directors has determined that the Company should seek to raise up to $30 million through the Rights Offering. Net proceeds of the Rights Offering will be used by the Company for general corporate purposes, including working capital for the development of new markets for its products. Additionally, the Company has obtained a commitment from participating banks to amend its Existing Credit Facility to establish new financial covenants and relate the maximum amount of available credit thereunder to a borrowing-base formula and has also obtained a commitment from such banks to enter into the EXIM Bank Credit Facility providing for up to an additional $15 million of available credit. Additionally, continued losses from operations could result in noncompliance with the minimum total shareholders' equity covenant of the Existing Credit Facility, as amended. If the Company were unable to comply with such covenant, the Company might not be able to borrow additional amounts thereunder or under the EXIM Bank Credit Facility, and the banks which are parties to the two credit facilities could demand payment of all amounts outstanding thereunder. For information concerning the Existing Credit Facilities, as amended, and the EXIM Bank Credit Facility, see "Capitalization--Revolving Credit Facilities."

     On March 31, 1994, the Company's shareholders approved an amendment to the Articles of Incorporation of the Company effecting a one-for-ten reverse stock split. A Certificate of Amendment to the Articles of Incorporation was filed with the Ohio Secretary of State on March 31, 1994, and the reverse stock split became effective on that date. Pursuant to the reverse split, each certificate representing shares of common stock outstanding immediately prior to the reverse split is deemed to represent one-tenth the number of shares of common stock immediately prior to the reverse split.

NEW ACCOUNTING STANDARDS

     For information regarding the effect of newly-adopted accounting standards, see Note 11 to the Consolidated Financial Statements and Note 4 to the Condensed Consolidated Financial Statements included elsewhere herein.

ENVIRONMENTAL MATTERS

     The Company is subject to pervasive environmental laws and regulations as well as various health and safety laws and regulations that are subject to frequent modifications and revisions. While the costs of compliance for these matters has not had a material adverse impact on RMI in the past, it is impossible to predict accurately the ultimate effect these changing laws and regulations may have on the Company in the future. During 1993, the Company spent approximately $0.9 million for environmental-related expenditures, compared to $0.7 million in each of 1992 and 1991. The Company broadly estimates environmental-related expenditures, including capital items and compliance costs, will total approximately $2.0 million during the 1994-1995 period.

     The Company is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including a Superfund site. Given the status of the proceedings with respect to these sites, ultimate investigative and remediation costs cannot presently be accurately predicted, but could, in the aggregate, be material. Based on the information available regarding the current ranges of estimated remediation costs at currently active sites, and what the Company believes will be its ultimate share of such costs, provisions for environmental-related costs have been recorded, including $2.7 million in 1991. These provisions are in addition to amounts which have previously been accrued for the Company's share of environmental study costs. At March 31, 1994, the amount accrued for future environmental-related costs was $2.9 million. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $1.6 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects.

     In 1992, the EPA proposed a $1.4 million civil penalty for alleged failure to comply with RCRA. The Company is contesting the complaint. Based on the preliminary nature of the proceeding the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The ultimate resolution of these environmental matters could individually or in the aggregate, be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably. For additional information on environmental matters, see "Business--Legal Proceedings."

CAPITAL EXPENDITURES AND JOINT VENTURES

     Capital expenditures for the quarters ended March 31, 1994 and 1993 amounted to $.1 million in each period. Capital expenditures for 1993, 1992 and 1991 amounted to $1.0 million, $4.2 million and $8.9 million, respectively. The Company has budgeted capital spending of approximately $1.0 million in 1994. Although the Company's capital spending has been reduced in order to conserve cash, the Company's capital spending levels are adequate to maintain its facilities while continuing to improve product quality. The Company anticipates that it can fund this spending using cash provided from operations, supplemented as necessary by available credit resources. Additionally, in the quarter ended March 31, 1994 and during the year 1993, the Company invested $.2 million and $1.2 million, respectively, in joint venture arrangements. These investments will enable the Company to increase its participation in the developing nonaerospace markets, principally in Europe.

                          DESCRIPTION OF CAPITAL STOCK

     RMI is authorized to have outstanding 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). As of the Record Date, there were 1,475,285 shares of Common Stock outstanding. All of the shares of Common Stock issued and outstanding as of the Record Date are, and any shares of Common Stock to be issued upon exercise of the Rights will be, fully paid and nonassessable. The Preferred Stock is issuable in one or more series, with such designations, dividend rates, dates at which dividends shall be payable and from which they shall cumulate, redemption rights and prices, sinking fund requirements, liquidation prices, conversion rights and restrictions as the Board of Directors shall fix. No shares of Preferred Stock have been issued.

     Each holder of shares of Common Stock is entitled to one vote for each share upon all matters presented to shareholders. Each holder of Preferred Stock is entitled to one vote for each share thereof and generally votes together with the Common Stock as one class on all matters, except that Preferred Stock is entitled to vote separately to elect two additional Directors in the event of a default in the payment in six quarters of dividends on any series of such class until no quarterly dividend is in default. In addition, under Ohio law, holders of Preferred Stock have the right to vote separately as a class on specified matters.

     The Common Stock is not subject to redemption and has no conversion rights. Upon liquidation, holders of Common Stock are entitled to receive pro rata all assets of RMI remaining after payment of debts and liquidation preferences relating to the Preferred Stock.

     No holder of Common Stock or Preferred Stock has any preemptive rights or cumulative voting rights.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of RMI out of funds legally available for the payment of dividends. Dividends on Preferred Stock may be cumulative in preference to holders of Common Stock at such rates and from such dates as shall be set by the Directors. Dividend payments are prohibited to the holders of Common Stock, unless all accrued and unpaid dividends have been paid to the holders of the Preferred Stock.

     RMI's Amended Articles of Incorporation may be amended by the affirmative vote of two-thirds of the voting power to vote on the amendment and if required by applicable law, two-thirds of the outstanding Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Under RMI's Amended Articles of Incorporation, there will be, immediately after the Expiration Time, and assuming the Rights are fully exercised, authorized and unissued shares of Common Stock and five million shares of undesignated Preferred Stock. The unissued shares of Common Stock, to the extent not reserved for issuance pursuant to RMI's Stock Option Plan and Restricted Stock Plans, may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to make corporate acquisitions. Except for the issuance of Common Stock pursuant to certain director and employee benefit plans, RMI does not currently have any plans to issue additional shares of Common Stock or any shares of Preferred Stock.

     One of the effects of the existence of unissued and unreserved Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of RMI's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal were not in RMI's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, except with respect to voting rights, RMI's Amended Articles of Incorporation grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, including the power to convert Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other powers to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board's authority described above may adversely affect the rights of the holders of the Common Stock. It should be noted that, although Ohio law and RMI's Amended Articles of Incorporation would not require shareholder approval to issue authorized shares, historically the NYSE on which the Common Stock is listed, has prohibited certain issuances and has required shareholder approval of certain other issuances as a condition of listing the additional shares or, in some instances, of continued listing of the outstanding shares.

     In addition, certain other charter provisions, which are described below, may have the effect, alone or in combination with each other or with the existence of authorized but unissued capital stock, of rendering more difficult or discouraging an acquisition of RMI deemed undesirable by the Board of Directors.

CERTAIN PROVISIONS OF RMI'S ARTICLES OF INCORPORATION AND REGULATIONS

     Classified Board of Directors. RMI's Regulations provide for the Board of Directors to be divided into up to three classes of directors, each class to have at least three members and to be nearly equal in number of directors as possible, serving staggered terms.

     Size of Board of Directors; Removal of Directors; Filling of Vacancies on the Board of Directors. RMI's Regulations provide that the number of directors shall be fixed from time to time but shall not be fewer than three nor more than twelve. Under Ohio law, unless the articles of incorporation or regulations otherwise provide, a director on a classified board may be removed by the shareholders with or without cause. RMI's Regulations specifically provide that directors may be removed only for cause. RMI's Regulations also provide that vacancies on the Board of Directors that may occur between annual meetings shall be filled only by the Board of Directors. In addition, these provisions specify that any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

     Calling of Meetings of Shareholders. RMI's Regulations provide that special meetings of shareholders may be called by a shareholder or shareholders only if they hold 50% of the shares of stock entitled to vote.

     Certain Voting Provisions. RMI's Amended Articles of Incorporation provide that the approval of holders of two-thirds of the voting power of RMI (and, if required by applicable law, a class vote of preferred holders) is required to approve a merger or consolidation if under Ohio law such merger or consolidation would have to be submitted to RMI's shareholders, a sale or disposition of all or substantially all the assets of RMI or a dissolution of RMI.

CERTAIN PROVISIONS OF OHIO LAW

     RMI is subject to certain provisions of Ohio law that may discourage or render more difficult an unsolicited takeover of RMI. The Merger Moratorium Act prohibits certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation involving, or for the benefit of, certain holders of stock representing 10% or more of the voting power of the corporation, unless (i) the transaction is approved by the directors prior to the time that the 10% shareholder became such, (ii) the acquisition of 10% of the voting power is approved by the directors prior to the time that the 10% shareholder became such or (iii) the transaction involves a 10% shareholder that has been such for at least three years and (a) the transaction is approved by holders of 2/3 of the voting power of the corporation and the holders of a majority of the voting power not owned by 10% shareholders, or (b) certain minimum price and form of consideration requirements are met. The Board of Directors has approved the acquisition of Common Stock pursuant to the exercise of the Rights for purposes of the Merger Moratorium Act, with the result that persons acquiring in excess of 10% of the outstanding Common Stock by reason of the exercise of the Rights, and USX, if USX increases its proportionate ownership of the Common Stock as a result of the exercise of its Rights, will not be subject to the restrictions of the Merger Moratorium Act.

     The Control Share Act provides that the acquisition of shares entitling the holder to exercise voting power in certain ranges (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act. The Profit Disgorgement Act, which is contained in Section 1707.043 of the Ohio Revised Code, provides Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

                         THE RMI VOTING TRUST AGREEMENT

     USX intends to enter into the RMI Titanium Company Voting Trust Agreement ("Voting Trust Agreement") with RMI, promptly following the completion of the Rights Offering. Mellon Bank, N.A., will also be a party to the Voting Trust Agreement in its capacity as Trustee. Pursuant to the Voting Trust Agreement, USX will deposit with the Trustee, immediately after completion of the Rights Offering, sufficient shares of Common Stock, including any shares acquired as a result of the exercise of Rights, so that the shares held by USX outside of the trust do not exceed 49% of all shares of Common Stock then outstanding and are at least one share less than the number of such shares owned by holders other than USX and all of its Affiliates (as defined in Rule 405 of the Commission). In addition, USX has agreed that if at any time during the term of the Voting Trust Agreement (a) the sum of the number of shares of Common Stock owned by USX and all of its Affiliates increases above the number of such shares so owned immediately after completion of the Rights Offering, or (b) the number of shares of Common Stock outstanding decreases below the number then outstanding, then in each such event USX will promptly deposit with the Trustee such number of additional shares of Common Stock, if any, as is necessary to reduce the sum of the number of shares of Common Stock owned by USX and not held by the Trustee in the voting trust ("USX Non-Trust Stock") and by all of USX's Affiliates to no more than 49% of all shares of Common Stock then outstanding and at least one share less than the total number of shares of Common Stock owned by holders other than USX and its Affiliates (the "Public Stock"). USX may, but is not obligated to, deposit in the trust additional shares of Common Stock from time to time.

     Pursuant to the Voting Trust Agreement, the Trustee is obligated to cause the shares of Common Stock which are deposited with it in the voting trust ("the Trust Stock") to be present for purposes of determining a quorum at every meeting of the holders of Common Stock. Whenever any vote of the holders of the Common Stock is conducted at such a meeting, the Trustee is required not to vote any of the Trust Stock with respect to any election of directors. With respect to each matter on which a vote of the holders of Common Stock is conducted at such meeting, other than the election of directors, the Trustee is required to cause the Trust Stock to be voted "for," "against," or to abstain from voting, in the same proportion as all shares of Common Stock, other than the Trust Stock, are validly voted "for," "against," or abstain, as the case may be, with respect to such matter. The Trustee is similarly required to consent in writing to the taking of any action by the shareholders of RMI with respect to such number of shares of the Trust Stock as equals the proportion of all shares of Common Stock, other than the Trust Stock, as validly consents to such action. RMI has agreed to recognize any proxy or written consent properly delivered by the Trustee to it in connection with any such meeting or such action and consistent with the Voting Trust Agreement as effective. Except as set forth above, the Trustee shall not possess or be entitled to exercise any right or power with respect to the Trust Stock, but shall instead act solely as directed by USX from time to time with respect to the Trust Stock. In particular, but not in limitation of the foregoing, USX may from time to time direct the Trustee to tender shares of Trust Stock in connection with any tender, exchange or other offer and to distribute the consideration received for such shares in any such tender, exchange or other offer directly to USX free of the trust (unless such consideration is shares of stock of RMI having ordinary voting power, in which case such shares shall be retained by the Trustee and deemed to be Trust Stock to the extent described above), and to exercise or sell for USX's benefit and as USX shall direct any options, rights or warrants issued to the holders of the Common Stock. USX may also direct the Trustee to sell shares of the Trust Stock at any time in accordance with USX's directions, and any such shares sold shall be sold free of the voting trust, provided that such sale shall be a bona fide sale to a person other than an Affiliate of USX and that USX is not then in default of any of its obligations under the Voting Trust Agreement. Any cash dividends declared and paid upon the Trust Stock shall be paid to USX.

     The Voting Trust Agreement and the voting trust created thereby shall terminate on April 1, 2004, and are expressly declared to be irrevocable, except that the Agreement and the voting trust may be terminated at any time (i) by USX by written notice to the Trustee and RMI in the event the sum of the number of shares of Common Stock owned by USX, including all the Trust Stock, and all of its Affiliates, is less than 49% of all shares of Common Stock then outstanding,
(b) the total number of shares of Common Stock owned by USX, including all the Trust Stock, is 80% or more of all shares of Common Stock then outstanding, or
(c) any person shall acquire more than 75% of the Public Stock, and (ii) by the written election of the Trustee in its sole and absolute discretion in the event it determines that the purpose for which the Voting Trust Agreement has been entered and the voting trust has been created is no longer applicable and that the continuation of the same serves no substantial purpose. In the event RMI issues any of its currently authorized Preferred Stock, which is entitled to ordinary voting rights in the same manner as the Common Stock, such shares shall also be subject to the Voting Trust Agreement, and the Trustee shall be required to act with respect to such shares, in the same manner and to the same extent as Common Stock owned by USX.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock to be issued upon exercise of the Rights will be passed upon for RMI by Robert E. Hilton, Assistant General Counsel of the U.S. Steel Group of USX. The Law Department of the U.S. Steel Group acts as counsel to RMI. Mr. Hilton is an employee of USX and participates in benefit plans provided to employees of USX.

                                    EXPERTS

     The financial statements as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 included and incorporated by reference in this Prospectus have been so included and incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

    Report of Independent Accountants................................................    F-2
    CONSOLIDATED FINANCIAL STATEMENTS:
         Consolidated Statement of Operations for the years ended
           December 31, 1993, 1992 and 1991..........................................    F-3
         Consolidated Balance Sheet at December 31, 1993 and 1992....................    F-4
         Consolidated Statement of Cash Flows for the years ended
           December 31, 1993, 1992 and 1991..........................................    F-5
         Consolidated Statement of Shareholders' Equity for the years ended
           December 31, 1993, 1992 and 1991..........................................    F-6
         Notes to Consolidated Financial Statements..................................    F-7
    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
         Condensed Consolidated Statement of Operations for the quarters ended
           March 31, 1994 and 1993 (unaudited).......................................   F-18
         Condensed Consolidated Balance Sheet at March 31, 1994 (unaudited) and
           December 31, 1993.........................................................   F-19
         Condensed Consolidated Statement of Cash Flows for the quarters
           ended March 31, 1994 and 1993 (unaudited).................................   F-20
         Condensed Consolidated Statement of Shareholders' Equity for the year ended
          December 31, 1993 and the quarter ended March 31, 1994 (unaudited).........   F-21
         Selected Notes to Condensed Consolidated Financial Statements...............   F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RMI TITANIUM COMPANY

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of RMI Titanium Company and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993.

PRICE WATERHOUSE
Pittsburgh, Pennsylvania
January 31, 1994,
except for Note 17,
which is as of
March 31, 1994.

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                         ----------------------------------------
                                                            1993           1992           1991
                                                         ----------     ----------     ----------
Sales..................................................  $  127,397     $  135,607     $  165,568
Operating costs:
  Cost of sales........................................     127,486        135,985        166,963
  Selling, general and administrative expenses.........       9,133          9,365         10,687
  Research, technical and product development
     expenses..........................................       1,542          1,644          3,507
  Plant closing charge (Note 4)........................          --             --         37,123
                                                         ----------     ----------     ----------
       Total operating costs...........................     138,161        146,994        218,280
                                                         ----------     ----------     ----------
Operating loss.........................................     (10,764)       (11,387)       (52,712)
Other income (expense)--net............................       1,554            178           (735)
Interest expense.......................................      (2,745)        (2,746)        (3,538)
                                                         ----------     ----------     ----------
Loss before income taxes...............................     (11,955)       (13,955)       (56,985)
Provision for income taxes (Note 8)....................          --            107            100
                                                         ----------     ----------     ----------
Loss before cumulative effect of change in accounting
  principle............................................     (11,955)       (14,062)       (57,085)
Cumulative effect of change in accounting principle
  (Note 11)............................................     (16,938)            --             --
                                                         ----------     ----------     ----------
Net loss...............................................  $  (28,893)    $  (14,062)    $  (57,085)
                                                         ----------     ----------     ----------
                                                         ----------     ----------     ----------
Net loss per common share: (Note 17)
  Before cumulative effect of change in accounting
  principle............................................  $    (8.14)    $    (9.66)    $   (39.17)
  Cumulative effect of change in accounting
     principle.........................................      (11.53)            --             --
                                                         ----------     ----------     ----------
               Net loss................................  $   (19.67)    $    (9.66)    $   (39.17)
                                                         ----------     ----------     ----------
                                                         ----------     ----------     ----------
  Weighted average shares outstanding..................   1,468,885      1,456,203      1,457,516
                                                         ----------     ----------     ----------
                                                         ----------     ----------     ----------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1993         1992
                                                                         --------     --------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents..............................................  $    293     $    270
Receivables, less allowance for doubtful accounts of $940 and $1,050...    29,940       26,797
Inventories............................................................    57,492       58,824
Other current assets...................................................     1,540        1,520
                                                                         --------     --------
     Total current assets..............................................    89,265       87,411
Property, plant and equipment, net of accumulated depreciation.........    54,956       59,453
Other noncurrent assets................................................     8,250        6,393
                                                                         --------     --------
     Total assets......................................................  $152,471     $153,257
                                                                         --------     --------
                                                                         --------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt......................................  $    120     $    120
Accounts payable.......................................................    11,770        8,889
Accrued wages and other employee costs.................................     6,383        4,390
Other accrued liabilities..............................................     4,673        1,783
                                                                         --------     --------
     Total current liabilities.........................................    22,946       15,182
Long-term debt.........................................................    66,660       62,280
Accrued postretirement benefit cost....................................    15,938           --
Noncurrent pension liabilities.........................................    17,056       10,401
Other noncurrent liabilities...........................................     2,010        2,092
                                                                         --------     --------
     Total liabilities.................................................   124,610       89,955
                                                                         --------     --------
Contingencies (Note 15)................................................

SHAREHOLDERS' EQUITY:
Preferred Stock, no par value; 5,000,000 shares authorized;
  no shares outstanding................................................        --           --
Common Stock, $0.01 par value; 30,000,000 shares authorized;
  15,312,995 and 15,154,856 shares issued (Note 17)....................       153          152
Additional paid-in capital (Note 17)...................................   124,578      124,306
Accumulated deficit....................................................   (86,154)     (57,261)
Deferred compensation..................................................      (205)        (249)
Minimum pension liability adjustment...................................    (7,520)        (677)
Treasury Common Stock at cost 562,536 and 550,472 shares...............    (2,991)      (2,969)
                                                                         --------     --------
     Total shareholders' equity........................................    27,861       63,302
                                                                         --------     --------
     Total liabilities and shareholders' equity........................  $152,471     $153,257
                                                                         --------     --------
                                                                         --------     --------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
CASH PROVIDED FROM (USED IN) OPERATIONS:
Net loss...................................................  $(28,893)    $(14,062)    $(57,085)
Adjustment for items not affecting cash:
  Cumulative effect of change in accounting principle......    16,938           --           --
  Plant closing charge.....................................        --           --       37,123
  Depreciation.............................................     6,298        6,506       10,789
  (Gain) loss on disposal of facilities....................    (1,436)          --          320
  Other noncash charges, net...............................       943        1,757        1,939
                                                             --------     --------     --------
                                                               (6,150)      (5,799)      (6,914)
                                                             --------     --------     --------
CHANGES IN ASSETS AND LIABILITIES (EXCLUDING CASH):
Receivables................................................    (3,792)       8,058        8,935
Inventories................................................     1,332        6,261       13,850
Accounts payable...........................................     2,881         (519)      (1,743)
Deferred tax asset.........................................        --        2,844           --
Other current liabilities..................................     2,475      (11,685)      (1,824)
Other assets...............................................      (801)        (623)       1,553
Noncurrent liabilities.....................................       (82)        (480)       1,006
Other......................................................       (92)        (619)         186
                                                             --------     --------     --------
                                                                1,921        3,237       21,963
                                                             --------     --------     --------
       Cash (used in) provided from operations.............    (4,229)      (2,562)      15,049

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in joint ventures............................    (1,216)          --           --
  Proceeds from sale of facilities.........................     2,124        1,783          153
  Capital expenditures.....................................    (1,014)      (4,227)      (8,952)
                                                             --------     --------     --------
       Cash used in investing activities...................      (106)      (2,444)      (8,799)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving credit agreement..............     4,500        3,600          500
  Debt repayments..........................................      (120)        (120)      (3,074)
  Common Stock repurchased.................................       (22)         (82)      (1,149)
  Dividends................................................        --           --       (1,095)
                                                             --------     --------     --------
       Cash provided from (used in) financing activities...     4,358        3,398       (4,818)
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents...........        23       (1,608)       1,432
Cash and cash equivalents at beginning of period...........       270        1,878          446
                                                             --------     --------     --------
Cash and cash equivalents at end of period.................  $    293     $    270     $  1,878
                                                             --------     --------     --------
                                                             --------     --------     --------
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (net of amounts capitalized)........  $  2,548     $  2,829     $  3,573
                                                             --------     --------     --------
                                                             --------     --------     --------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                                     MINIMUM
                                                                                ADDT'L.    RETAINED     TREASURY     PENSION
                                            SHARES      COMMON     DEFERRED     PAID-IN    EARNINGS      COMMON     LIABILITY
                                          OUTSTANDING   STOCK    COMPENSATION   CAPITAL    (DEFICIT)     STOCK      ADJUSTMENT
                                          -----------   ------   ------------   --------   ---------    --------    ----------
Balance at December 31, 1990............   14,745,900    $151         $(841)    $124,068    $ 14,981     $(1,790)          --
Shares issued for Restricted
  Stock Award Plans.....................       22,700      --          (129)         129          --          --           --
Reinvestment of dividends on
  Restricted Stock Awards...............        2,081      --            --           13          --          --           --
Treasury Common Stock purchases at
  cost..................................     (208,900)     --            --           --          --      (1,149)          --
Compensation expense recognized.........           --      --           452           --          --          --           --
Net loss................................           --      --            --           --     (57,085)         --           --
Cash dividends declared.................           --      --            --           --      (1,095)         --           --
                                          -----------   ------   ------------   --------   ---------    --------    ----------
Balance outstanding at December 31,
  1991..................................   14,561,781     151          (518)     124,210     (43,199)     (2,939)          --
Compensation expense recognized.........           --      --           366           --          --          --           --
Treasury Common Stock reissued..........       24,500      --            --           --          --          52           --
Shares issued for Restricted
  Stock Award Plans.....................       38,475       1           (97)          96          --          --           --
Treasury Common Stock purchases at
  cost..................................      (20,372)     --            --           --          --         (82)          --
Net loss................................           --      --            --           --     (14,062)         --           --
Minimum pension liability adjustment....           --      --            --           --          --          --        $(677)
                                          -----------   ------   ------------   --------   ---------    --------    ----------
Balance at December 31, 1992............   14,604,384     152          (249)     124,306     (57,261)     (2,969)        (677)
Compensation expense recognized.........           --      --           245           --          --          --           --
Shares issued for Restricted Stock Award
  Plans.................................      122,700       1          (201)         200          --          --           --
Shares issued for Directors'
  compensation..........................       35,439      --            --           72          --          --           --
Treasury Common Stock purchases at
  cost..................................      (12,064)     --            --           --          --         (22)          --
Minimum pension liability adjustment....           --      --            --           --          --          --       (6,843)
Net loss................................           --      --            --           --     (28,893)         --           --
                                          -----------   ------   ------------   --------   ---------    --------    ----------
Balance at December 31, 1993*...........   14,750,459    $153         $(205)    $124,578    $(86,154)    $(2,991)     $(7,520)
                                          -----------   ------   ------------   --------   ---------    --------    ----------
                                          -----------   ------   ------------   --------   ---------    --------    ----------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

* See Note 17 to the Consolidated Financial Statements.

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND OPERATIONS:

     The consolidated financial statements of RMI Titanium Company (the "Company") include the financial position and results of operations for the Company and its immediate predecessor, RMI Company, a partnership organized under the laws of Ohio. The partnership was 50% owned by Quantum Chemical Corporation ("Quantum") and 50% owned by USX Corporation ("USX").

     Pursuant to the Reorganization Agreement entered into by Quantum, USX and the Company on April 20, 1990, Quantum and USX transferred their partnership interest in RMI Company to the Company in exchange for 7.5 million shares each of the Company's common stock (the "Reorganization"). Concurrent with this reorganization, Quantum, in a secondary offering, sold its shares to the public. USX has retained its 7.5 million shares of the Company's common stock. Partners' equity as of the date of the Reorganization was reclassified to common stock and additional paid-in capital. At December 31, 1993, approximately 51% of the outstanding common stock was owned by USX.

     The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. In 1993, no single customer accounted for more than 10% of consolidated revenues. In the years ended December 31, 1993, 1992 and 1991, export sales were $24.2 million, $31.7 million, and $36.1 million, respectively, principally to customers in Western Europe.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of RMI Titanium Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

  Inventories:

     Inventories are valued at cost as determined by the last-in, first-out
(LIFO) method which, in the aggregate, is lower than market. Inventory costs generally include materials, labor costs and manufacturing overhead (including depreciation).

  Depreciation and amortization:

     In general, depreciation and amortization of properties is determined using the straight-line method over the estimated useful lives of the various classes of assets.

  Retirement and disposal of properties:

     The cost of properties, together with the accumulated depreciation provided thereon, is eliminated from the accounts when such properties are retired or otherwise disposed of. The net gain or loss is recognized in other income and expense.

  Maintenance and repairs:

     Routine maintenance, repairs and replacements are charged to operations. Expenditures that materially increase values, change capacities or extend useful lives are capitalized.

  Revenue and cost recognition:

     Revenues from the sale of commercial products are recognized upon passage of title to the customer, which in most cases coincides with shipment. Revenues from long-term, fixed-price contracts are recognized on the percentage-of-completion method, measured based on the achievement of certain milestones in the production and fabrication process. Such milestones have been weighted based on the critical nature of the operation performed, which management believes is the best available measure of progress on these contracts. Revenues related to cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

     Contract costs comprise all direct material and labor costs, including outside processing fees, and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     Contract costs and estimated earnings on uncompleted contracts, net of progress billings, are included in the consolidated balance sheet under "Inventories."

  Pensions:

     The Company and its subsidiaries have a number of noncontributory pension plans which cover substantially all employees. Most employees are covered by defined benefit plans in which benefits are based on years of service and annual compensation. Contributions to the defined benefit plans, as determined by an independent actuary in accordance with regulations, provide not only for benefits attributed to date but also for those expected to be earned in the future.

     The Company's policy is to fund pension costs at amounts equal to the minimum funding requirements of ERISA plus additional amounts as may be approved from time to time.

  Postretirement Benefits:

     The Company provides certain health care benefits and life insurance coverage for certain of its employees and their dependents. Under the Company's current plans, certain of the Company's employees will become eligible for those benefits if they reach retirement age while working with the Company.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," (SFAS 106). The new standard requires accrual accounting for postretirement benefits, similar to accounting for pensions, rather than recognizing cost as claims are paid, which was the method the Company previously used. As permitted by SFAS 106, the Company elected to recognize the accumulated postretirement benefit obligation at adoption (transition obligation) immediately as the cumulative effect of a change in accounting principle.

  Income tax:

     In connection with the Reorganization, the tax basis of the Company's assets at that time reflected the fair market value of the common stock then issued by the Company. The new tax basis was allocated to all assets of the Company based on federal income tax rules and regulations, and the results of an independent appraisal. For financial statement purposes, the Company's assets are carried at historical cost. As a result, the tax basis of a significant portion of the Company's assets exceeds the related book values and depreciation and amortization for tax purposes exceeds the corresponding financial statement amounts.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Prior to the adoption of SFAS 109, the Company accounted for income taxes pursuant to Statement of Financial Accounting Standards No. 96 (SFAS 96) "Accounting for Income Taxes." The change from SFAS 96 to SFAS 109 did not have a material effect on the financial position, results of operations or cash flows of the Company. As permitted under SFAS 109, prior year financial statements have not been restated.

  Cash flows:

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3--LONG-TERM CONTRACTS

     During 1993, the Company executed an agreement to supply all the titanium components for the world's first titanium high-pressure drilling riser for use by a major oil company in development of a project in the Norwegian sector of the North Sea (the "Riser Contract"). Work commenced on the Riser Contract during the third quarter of 1993 and deliveries are scheduled to begin late in 1994. During 1993, the Company recorded an estimate of the revenue earned under the Riser Contract of $4.3 million. At December 31, 1993, there was $1.3 million included in the consolidated balance sheet under "Inventories," which represents the amount of cost incurred on the Riser Contract, plus estimated earnings, less progress billings receivable of $3.9 million (see Notes 5 and 6). There were no unapproved change orders, claims or other items included as contract costs at December 31, 1993 for which the realization under the contract was considered to be uncertain.

     In October 1993, the Company executed a long-term contract with the U.S. Department of Energy ("DOE") covering the remediation and restoration of the Company's former Extrusion Plant in Ashtabula, Ohio. The contract calls for the Company to earn fees on cost-plus-fee basis, and acknowledges the DOE's responsibility for the remediation of the site. During 1993 the Company recognized revenues, including fees, of $10.4 million under the contract.

NOTE 4--PLANT CLOSING CHARGE:

     In connection with its continuing efforts to reduce input metallic costs, the Company's Board of Directors approved a program which resulted in the closing of the Company's Sodium and Metals Reduction facilities located in Ashtabula, Ohio. The resulting charge, which was recorded in 1991, includes $28.1 million in connection with fixed assets, $5.4 million in employee related costs, and $3.6 million in other costs.

NOTE 5--INVENTORIES:

                                                                      DECEMBER 31
                                                                    (IN THOUSANDS)
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Raw materials and supplies............................   $ 18,366     $ 14,009
        Work-in-process and finished goods....................     52,151       56,341
        Adjustment to LIFO values.............................    (13,025)     (11,526)
                                                                 --------     --------
                                                                 $ 57,492     $ 58,824
                                                                 --------     --------
                                                                 --------     --------

     Included in work-in-process at December 31, 1993 are costs relating to the Riser Contract. Contract costs, plus estimated earnings, less progress billings rendered at December 31, 1993 totalled $1.3 million.

     During 1993 and 1992 LIFO inventory quantities, which were carried at lower costs prevailing in prior years as compared with the cost of 1993 and 1992 purchases, were reduced. The effect of this reduction was to reduce cost of sales for 1993 by $0.1 million and 1992 by $0.7 million.

NOTE 6--ACCOUNTS RECEIVABLE:

                                                                      DECEMBER 31
                                                                    (IN THOUSANDS)
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Trade and commercial customers........................    $26,373      $27,847
        Progress billings on uncompleted contract.............      3,866           --
        U.S. Government-DOE...................................        641           --
                                                                 --------     --------
                                                                   30,880       27,847
        Less allowance for doubtful accounts..................       (940)      (1,050)
                                                                 --------     --------
                                                                  $29,940      $26,797
                                                                 --------     --------
                                                                 --------     --------

NOTE 7--PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment is stated at cost and consists of the following:

                                                                      DECEMBER 31
                                                                    (IN THOUSANDS)
                                                                 ---------------------
                                                                   1993         1992
                                                                 --------     --------
        Land..................................................   $    882     $    882
        Buildings and improvements............................     54,605       55,699
        Machinery and equipment...............................    113,048      114,717
        Other.................................................     14,523       14,583
        Construction in progress..............................      8,683        9,298
                                                                 --------     --------
                                                                  191,741      195,179
        Less--Accumulated depreciation........................    136,785      135,726
                                                                 --------     --------
                                                                 $ 54,956     $ 59,453
                                                                 --------     --------
                                                                 --------     --------

     Interest is capitalized in connection with the construction of major facilities and other capital projects. The capitalized interest is recorded as a part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1993 and 1992, $0.2 million of interest cost was capitalized each year.

NOTE 8--INCOME TAXES:

     As discussed in Note 2, effective January 1, 1993, the Company adopted the provisions of SFAS 109. Under the provisions of SFAS 109 or the previous income tax accounting standard, SFAS 96, no tax benefits were recognized in connection with the 1993, 1992 and 1991 pretax losses. The provisions for income taxes in 1992 and 1991 result primarily from certain state income taxes and taxes of a subsidiary not consolidated for tax purposes.

     Deferred taxes result from the following at December 31, 1993 (in thousands):

        Deferred tax assets:
          Federal income tax loss carryforwards
             (expiring in 2006 through 2008)..............................   $ 27,050
          Inventories.....................................................      5,966
          Property, plant and equipment...................................      5,082
          Intangible assets...............................................      2,305
          Other postretirement benefit costs..............................      5,609
          Other employment related items..................................      5,992
          Other...........................................................      1,622
          Valuation allowance.............................................    (53,626)
                                                                             --------
             Total deferred tax assets....................................         --
                                                                             --------
        Deferred tax liabilities..........................................         --
                                                                             --------
             Net deferred taxes...........................................   $     --
                                                                             --------
                                                                             --------

     SFAS 109 requires a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred income tax asset depends on the Company's ability to generate sufficient taxable income in the future. While the Company believes that the deferred income tax asset will be fully or partially realized by future operating results, losses in recent years and a desire to be conservative make it appropriate to record a valuation allowance.

     If the Company achieves sufficient profitability, the valuation allowance will be reduced through a credit to income tax expense, thereby increasing shareholders' equity.

     If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the Federal income tax loss carryforward and other deductions which could be utilized.

NOTE 9--LONG-TERM DEBT:

     In June 1993, the Company and participating banks completed a new three year, $75 million revolving credit facility which replaced the previous $100 million facility. The new credit facility provides for an increase in LIBOR-based borrowing rates, maintenance of a minimum net worth, and USX's commitment to maintain its majority ownership of the Company's voting stock. It is secured by inventory, accounts receivable and certain other assets. Interest rates in effect at December 31, 1993 ranged from 4.41% to 4.73%. A commitment fee of 1/8% is charged for the unused portion of the facility. As of December 31, 1993, the Company was in compliance with the covenants and terms of the new credit facility. However, continued losses from operations could result in noncompliance with the minimum net worth covenant in 1994. In light of these developments, the Company is currently negotiating with its banks in an effort to refinance or restructure its existing debt, and to expand its borrowing capacity (see "Subsequent Event (Unaudited)" below in this Note 9). At December 31, 1993, the available and unused portion of the facility amounted $9.4 million.

     The previous $100 million facility provided for the rates based on the prime rate or at negotiated rates derived from the bank's short-term rate or LIBOR rate. Interest rates in effect at December 31, 1992 ranged from 4.01% to 4.99%.

                                                                       DECEMBER 31
                                                                     (IN THOUSANDS)
                                                                   -------------------
                                                                    1993        1992
                                                                   -------     -------
        Bank Credit Agreement dated June 1993...................   $65,600          --
        Bank Credit Agreement dated December 1990...............        --     $61,100
        Industrial revenue bond bearing interest at floating
          rates based on weekly tax exempt market rates (3.4%
          and 4.5% at December 31, 1993 and 1992, respectively)
          payable in annual sinking fund payments of $120 over
          15 years from October 1988............................     1,180       1,300
        Current portion of long-term debt.......................      (120)       (120)
                                                                   -------     -------
                                                                   $66,660     $62,280
                                                                   -------     -------
                                                                   -------     -------

     The minimum principal payments on long-term debt outstanding at December 31, 1993 for the succeeding five years are as follows (in thousands):

                1994...............................................   $   120
                1995...............................................       120
                1996...............................................    65,720
                1997...............................................       120
                1998...............................................       120

SUBSEQUENT EVENT (UNAUDITED):

     On April 19, 1994, the participating banks entered into a commitment to amend the terms of the $75 million revolving credit facility. The terms and conditions of the $75 million credit facility, as amended, are described in "Capitalization--Revolving Credit Facilities" on pages 18-19 of this Prospectus.

NOTE 10--PENSION PLANS:

     Pension expense was determined assuming an expected rate of return on plan assets of 10% for 1993 and 1992, and 8.5% for 1991. The components of pension expense for the three years ended December 31, 1993 are summarized as follows (in thousands):

                                             1993                   1992                   1991
                                      ------------------     ------------------     ------------------
Service cost.......................              $ 1,092                $ 1,314                $ 1,288
Interest cost (1993-8%; 1992-8%
  and 1991-9%......................                4,940                  4,858                  4,643
Return on plan assets:
  Actual...........................   $(3,460)               $(1,675)               $(8,990)
  Deferred gain (loss).............    (1,595)    (5,055)     (3,079)    (4,754)      4,869     (4,121)
                                      -------                -------                -------
Net amortization and deferral......                  611                    635                    645
                                                 -------                -------                -------
                                                 $ 1,588                $ 2,053                $ 2,455
                                                 -------                -------                -------
                                                 -------                -------                -------

     Funds' status--The benefit obligations at December 31, 1993 and 1992 were determined using weighted average discount rates of approximately 7% and 8%, respectively, and an assumed rate of compensation increase of 5.75% for both years.

                                                                             DECEMBER 31
                                                                           (IN THOUSANDS)
                                                                       -----------------------
                                                                         1993           1992
                                                                       --------       --------
Fair value of plan assets...........................................   $ 49,587       $ 51,545
Projected benefit obligation (PBO)..................................    (70,674)       (64,468)
                                                                       --------       --------
Plan assets less than PBO...........................................    (21,087)       (12,923)
Unrecognized net loss...............................................     11,221          3,721
Unrecognized transition obligation..................................      2,096          2,405
Unrecognized prior service cost.....................................      2,878          3,228
Adjustment required to recognize minimum liability..................    (12,922)        (6,255)
                                                                       --------       --------
  Net pension liability.............................................   $(17,814)      $ (9,824)
                                                                       --------       --------
                                                                       --------       --------
Accumulated benefit obligation......................................   $(67,398)      $(61,048)
                                                                       --------       --------
                                                                       --------       --------
Vested benefit obligation...........................................   $(63,626)      $(57,955)
                                                                       --------       --------
                                                                       --------       --------

     As of December 31, 1993, approximately 27% of the plans' assets are invested in equity securities, and 36% in government debt instruments and the balance in cash equivalents or debt securities.

     Pursuant to the provisions of Statement of Financial Accounting Standards No. 87 "Employers Accounting for Pensions," the Company recorded in noncurrent pension liabilities an additional minimum pension liability adjustment of $12.9 million and $6.3 million as of December 31, 1993 and 1992, respectively, representing the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus accrued amounts previously recorded. The reduction in the discount rate as of December 31, 1993 resulted in an increase in the adjustment required to recognize the additional minimum pension liability of approximately $6.7 million.

     As a result of staff reduction actions, the Company recognized a $0.8 million curtailment loss in 1992.

NOTE 11--POSTRETIREMENT HEALTH CARE BENEFITS AND OTHER EMPLOYEE BENEFITS:

     As discussed in Note 2, RMI adopted SFAS 106 effective January 1, 1993. The Company elected to recognize immediately the transition obligation determined at the date of adoption of the new accounting standard. The cumulative effect of this change in accounting principle resulted in a charge of $16.9 million to the Company's 1993 results.

     Net periodic postretirement benefit cost for 1993 included the following components (in thousands):

        Service cost........................................................   $  316
        Interest cost.......................................................    1,337
                                                                               ------
                                                                               $1,653
                                                                               ------
                                                                               ------

     The cash cost of providing these benefits in 1992 and 1991 amounted to $1.4 million and $1.5 million, respectively.

     The following table sets forth the plans' status reconciled with the amount reported in the Company's balance sheet at December 31, 1993 (in thousands):

        Accumulated Postretirement Benefit Obligation ("APBO")
          attributable to:
          Retirees........................................................   $(13,338)
          Active participants.............................................     (9,071)
                                                                             --------
               Total APBO.................................................   $(22,409)
                                                                             --------
                                                                             --------
         Accrued liability included in balance sheet, including transition
          obligation......................................................   $(17,238)
         Unrecognized net loss............................................     (5,171)
                                                                             --------
               Total APBO.................................................   $(22,409)
                                                                             --------
                                                                             --------

     For measurement purposes, a 5% annual rate of increase in the per capita cost of postretirement medical benefits was assumed beginning in 1993. The ultimate costs of certain of the Company's retiree health care plans are capped at contractually determined out-of-pocket spending limits. The annual rate of increase in the per capita costs for these plans is limited to the contractually determined spending cap. The health care cost trend rate assumption has a significant affect on the amounts reported. For example, increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1993 by $2.4 million and increase net periodic expense by $0.2 million. The discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993 was approximately 7%.

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers Accounting for Postemployment Benefits." The statement will require accrual accounting for certain postemployment benefits. The effective date for compliance with the statement is 1994. The Company intends to adopt SFAS 112 effective January 1, 1994. The effect of adopting SFAS 112 is estimated to be approximately $1.2 million.

NOTE 12--OPERATING LEASES:

     The Company and its subsidiaries have entered into various operating leases for the use of certain equipment, principally office equipment and vehicles. The leases generally contain renewal options and provide that the lessee pay insurance and maintenance costs. The total rental expense under operating leases amounted to $1.4 million in 1993, $1.6 million in 1992, and $1.8 million in 1991. Future commitments under operating leases are considered to be immaterial.

NOTE 13--TRANSACTIONS WITH RELATED PARTIES:

     The Company, in the ordinary course of business, purchases goods and services from USX. The cost of such transactions to the Company in 1993, 1992, and 1991 amounted to $0.1 million in each year, and were transacted on terms no less favorable to the Company than those obtained from other parties. On August 2, 1993 the United States Steel and Carnegie Pension Fund (the "Pension Fund") was appointed as the trustee of the Company's pension plans. The Pension Fund has for many years acted as trustee of USX Corporation's employee benefit plans. The Pension Fund is a registered investment advisor under the Investment Advisors Act of 1940, and receives a negotiated fee for such services. Other transactions with related parties are incidental to the Company's business and are not significant.

NOTE 14--OTHER INCOME STATEMENT INFORMATION:

     Costs incurred for repairs and maintenance of plant and equipment totaled $2.8, $4.5, and $7.3 million, for the years ended December 31, 1993, 1992, and 1991, respectively.

     Real and personal property taxes amounted to $1.5, $1.8, and $2.5 million, for the years ended December 31, 1993, 1992, and 1991, respectively.

     Other income (expense) for 1993 includes a $1.4 million gain on sales and retirements of equipment and facilities. Amounts for 1991 include a loss of $0.5 million on disposals of facilities and a loss of $0.1 million pertaining to settlement of litigation.

NOTE 15--CONTINGENCIES:

     In connection with the Reorganization Agreement, the Company has agreed to indemnify USX and Quantum against liabilities related to their ownership of the RMI Company and its immediate predecessor, Reactive Metals, Inc., which was formed by USX and Quantum in 1964.

AIRCRAFT PRODUCT LIABILITY

     The Company has been named as a defendant in a number of cases arising from the aircraft crash at Sioux City, Iowa, which occurred on July 19, 1989. In its final report, issued November 1, 1990, the National Transportation Safety Board ("NTSB") concluded that the titanium used to manufacture the fan disc which ultimately failed, leading to the crash, was supplied by a major competitor of the Company.

     The Company maintains an aircraft products liability insurance program. Based on the conclusions contained in the NTSB report and the coverage provided by aircraft products liability insurance, the Company does not anticipate any liability as a result of these actions.

ENVIRONMENTAL MATTERS

     In the ordinary course of business, the Company is subject to pervasive environmental laws and regulations concerning the production, handling, storage, transportation, emission, and disposal of waste materials and is also subject to other federal and state laws and regulations regarding health and safety matters. These laws and regulations are constantly evolving, and it is not currently possible to predict accurately the ultimate effect these laws and regulations will have on the Company in the future.

     On October 9, 1992 the U.S. Environmental Protection Agency ("EPA") filed a complaint alleging certain violations of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA") at the Company's now closed Sodium Plant in Ashtabula, Ohio. The EPA's determination is based on information gathered during inspections of the facility in February, March and June of 1991. Under the complaint the EPA proposes to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the preliminary nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The Company, together with a number of unrelated companies, is involved in investigative or cleanup projects under federal or state environmental laws at certain waste disposal sites, including the Fields Brook Superfund Site and the Ashtabula River and Harbor Area (designated an Area of Concern on the Great Lakes by the International Joint Commission). The Company is also involved in investigative and cleanup projects at certain of its own facilities. Given the status of the proceedings at certain of these projects, and the evolving nature of environmental laws, regulations, and remediation techniques, the Company's ultimate obligation for investigative and remediation costs cannot be predicted.

     Based on the information available regarding the current ranges of estimated remediation costs at currently active projects, and what the Company believes will be its ultimate share of such costs, provisions for environmental-related costs were recorded, including $2.7 million in 1991. These provisions are in addition to amounts which have previously been provided for the Company's share of environmental study costs. At December 31, 1993 the amount accrued for future environmental-related costs was $2.9 million. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $1.6 million which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects.

     The ultimate resolution of the foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that RMI will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

NOTE 16--STOCK OPTION AND RESTRICTED STOCK AWARD PLANS:

1989 STOCK OPTION INCENTIVE PLAN:

     The 1989 Stock Option Incentive Plan authorizes the granting of options to purchase up to 750,000 shares of Common Stock to eligible officers and key management employees at not less than the market value on the date the options are granted. No option may be granted after August 14, 1999. Options granted may include stock appreciation rights. The option period may not exceed ten years from the date of the grant. The Organization and Compensation Committee of the Board of Directors may approve surrender of any option and payment, in cash or Common Stock, of the difference between the option exercise price and the market value of the shares covered by the option surrendered. The Company has granted options (which include stock appreciation rights) to employees to purchase 150,000 shares of Common Stock at the initial public offering price of $12.50, 90,000 shares at $5.875, 149,500 shares at $3.00, and 100,000 shares at $1.625.

     To date, none of these options to purchase have been exercised.

1989 EMPLOYEE RESTRICTED STOCK AWARD PLAN:

     The 1989 Restricted Stock Award Plan authorizes the granting of up to 300,000 shares of Common Stock to employees who have made significant contribution to the success of the Company. No grant of such shares may be made after December 31, 1994. Shares awarded are subject to such restrictions and conditions as the Organization and Compensation Committee of the Board of Directors may deem appropriate for carrying out the plan.

     In 1993, 1992, and 1991, respectively, 134,000, 35,775 and 22,000 shares of
Common Stock were awarded under the plan. Compensation expense equivalent to the fair market value of the shares on the date of the grant is being recognized over the vesting periods during which the restrictions lapse. In November of 1992, in connection with the labor settlement at the Niles Plant, 35,775 shares were awarded to unionized employees as a signing bonus. The restrictions on these shares lapse over a two-year period.

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK AWARD PLAN:

     The Non-Employee Director Restricted Stock Award Plan authorizes the granting of up to 15,000 shares of Common Stock of the Company to directors who are not and have never been officers or employees of the Company. Shares awarded are subject to a restriction providing that a participant shall not be permitted to sell, transfer, pledge or assign awarded shares during the period commencing with the date of an award and ending upon the participant retiring from the Board of Directors. On the date of the Company's Annual Meeting of Shareholders each calendar year, each eligible director shall be awarded 300 restricted shares. No grant of such shares may be made after December 31, 1994.

     During 1993, 1992 and 1991, 2,700 restricted shares of Common Stock were awarded annually under the plan. Compensation expense equivalent to the fair market value of the shares on the date of the grant has been recognized.

NOTE 17--SUBSEQUENT EVENT

     On January 28, 1994, the Company's Board of Directors approved and recommended for approval by the shareholders a proposal to amend the Articles of Incorporation of the Company to implement a one-for-ten reverse stock split. On March 31, 1994, the Company's shareholders approved this amendment and the reverse stock split became effective on that same date. Common Stock, additional paid-in capital, and the shares of

Common Stock issued and outstanding prior to the effective date of the reverse stock split have not been restated. All per share and weighted average share amounts have been retroactively restated to reflect the reduction in the shares of Common Stock outstanding as a result of the reverse stock split.

NOTE 18--SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The following table sets forth selected quarterly financial data for 1993 and 1992 (in thousands).

                                                       1ST         2ND         3RD         4TH
                       1993                          QUARTER     QUARTER     QUARTER     QUARTER
                                                     -------     -------     -------     --------
Sales.............................................   $32,134     $30,730     $32,151     $ 32,382
Gross profit......................................       362         704        (545)        (610)
Operating loss....................................    (2,359)     (2,281)     (3,124)      (3,000)
Cumulative effect of change in accounting
  principle.......................................   (16,938)         --          --           --
Net loss..........................................   (19,835)     (2,867)     (3,812)      (2,379)
Net loss per common share (Note 17)
Before change in accounting principle.............     (1.98)         --          --           --
Net loss..........................................    (13.58)      (1.95)      (2.59)       (1.55)

                                                       1ST         2ND         3RD         4TH
                       1992                          QUARTER     QUARTER     QUARTER     QUARTER
                                                     -------     -------     -------     --------
Sales.............................................   $35,791     $35,392     $34,722     $ 29,702
Gross profit......................................       347       1,406        (177)      (1,954)
Operating loss....................................    (2,442)     (1,564)     (3,006)      (4,375)
Net loss..........................................    (3,093)     (2,249)     (3,684)      (5,036)
Net loss per common share (Note 17)...............     (2.12)      (1.54)      (2.53)       (3.47)

                              RMI TITANIUM COMPANY

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                        ----------------------
                                                                         1994           1993
                                                                        -------       --------
Sales...............................................................    $36,360       $ 32,134
Operating costs:
  Cost of sales.....................................................     35,833         31,772
  Selling, general and administrative expenses......................      2,406          2,338
  Research and development expenses.................................        337            383
                                                                        -------       --------
     Total operating costs..........................................     38,576         34,493
                                                                        -------       --------
Operating loss......................................................     (2,216)        (2,359)
Other income--net...................................................         15             73
Interest expense....................................................       (728)          (610)
                                                                        -------       --------
Loss before income taxes and cumulative effect of change in
  accounting principle..............................................     (2,929)        (2,896)
Provision for income taxes..........................................         --              1
                                                                        -------       --------
Loss before cumulative effect of change in accounting principle.....     (2,929)        (2,897)
Cumulative effect of change in accounting principle (Note 4).........     (1,202)       (16,938)
                                                                        -------       --------
Net loss............................................................    $(4,131)      $(19,835)
                                                                        -------       --------
                                                                        -------       --------
Net loss per common share: (Note 3)
     Before cumulative effect of change in accounting principle.....    $ (1.99)      $  (1.98)
     Cumulative effect of change in accounting principle............       (.81)      $ (11.60)
                                                                        -------       --------
          Net loss..................................................    $ (2.80)      $ (13.58)
                                                                        -------       --------
                                                                        -------       --------
     Weighted average shares outstanding............................  1,457,049      1,460,438
                                                                      ---------      ---------
                                                                      ---------      ---------

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                              RMI TITANIUM COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                                                        MARCH 31      DECEMBER 31
                                                                          1994            1993
                                                                       ----------     ----------
                                                                       (UNAUDITED)
                               ASSETS
Current assets:
Cash and cash equivalents...........................................   $    348       $    293
Receivables--less allowance for doubtful accounts of $1,219 and
  $940..............................................................     29,096         29,940
Inventories.........................................................     60,851         57,492
Other current assets................................................      1,388          1,540
                                                                       --------      ---------
       Total current assets.........................................     91,683         89,265
                                                                       --------      ---------
  Property, plant and equipment, net of accumulated depreciation....     53,487         54,956
  Other noncurrent assets...........................................      8,671          8,250
                                                                       --------      ---------
       Total assets.................................................   $153,841       $152,471
                                                                       --------      ---------
                                                                       --------      ---------
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.................................   $    120       $    120
  Accounts payable..................................................     13,267         11,770
  Accrued wages and other employee costs............................      7,690          6,383
  Other accrued liabilities.........................................      4,089          4,673
                                                                       --------      ---------
       Total current liabilities....................................     25,166         22,946
                                                                       --------      ---------
Long-term debt......................................................     68,530         66,660
Other employee benefit liabilities..................................     17,140         15,938
Noncurrent pension liabilities......................................     17,056         17,056
Other noncurrent liabilities........................................      2,010          2,010
                                                                       --------      ---------
       Total liabilities............................................    129,902        124,610
                                                                       --------      ---------
Contingencies (Note 5)..............................................
Shareholders' equity:
  Preferred Stock, no par value; 5,000,000 shares authorized;
     no shares outstanding..........................................         --             --
  Common Stock, $0.01 par value; 30,000,000 shares authorized;
     2,037,821 and 15,312,995 shares issued (Note 3)................         15            153
  Additional paid-in capital (Note 3)...............................    124,720        124,578
  Retained deficit..................................................    (90,285)       (86,154)
  Deferred compensation.............................................         --           (205)
  Minimum pension liability adjustment..............................     (7,520)        (7,520)
  Treasury Common Stock at cost 562,536 shares......................     (2,991)        (2,991)
                                                                       --------      ---------
       Total shareholders' equity...................................     23,939         27,861
                                                                       --------      ---------
       Total liabilities and shareholders' equity...................   $153,841       $152,471
                                                                       --------      ---------
                                                                       --------      ---------

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                              RMI TITANIUM COMPANY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                        ----------------------
                                                                         1994           1993
                                                                        -------       --------
CASH PROVIDED FROM (USED IN) OPERATIONS:
Net loss.............................................................   $(4,131)      $(19,835)
Adjustment for items not affecting funds from operations:
  Depreciation.......................................................     1,560          1,619
  Cumulative effect of change in accounting principle................     1,202         16,938
  Other noncash charges, net.........................................       578            503
                                                                        -------       --------
                                                                           (791)          (775)
                                                                        -------       --------
Changes in assets and liabilities (excluding cash):
Receivables..........................................................       565         (3,022)
Inventories..........................................................    (3,359)         3,888
Accounts payable.....................................................     1,497         (1,762)
Other current liabilities............................................       633             18
Other assets.........................................................       (97)          (388)
Other................................................................        --           (185)
                                                                        -------       --------
                                                                           (751)        (1,451)
       Cash used in operating activities.............................    (1,552)        (2,226)
                                                                        -------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of facilities...................................         7             --
  Capital expenditures...............................................       (98)           (50)
  Investment in joint venture........................................      (172)            --
                                                                        -------       --------
       Cash used in investing activities.............................      (263)           (50)
                                                                        -------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under credit agreements.................................     1,900          2,500
  Debt repayments....................................................       (30)           (30)
                                                                        -------       --------
  Cash provided from financing activities............................     1,870          2,470
                                                                        -------       --------
INCREASE IN CASH AND CASH EQUIVALENTS................................        55            194
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................   $   293       $    270
                                                                        -------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................   $   348       $    464
                                                                        -------       --------
                                                                        -------       --------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest (net of amounts capitalized)................   $   738       $    588
                                                                        -------       --------
                                                                        -------       --------

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                              RMI TITANIUM COMPANY

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                                         MINIMUM
                                                                     ADD'TL.    RETAINED    TREASURY     PENSION
                                 SHARES      COMMON     DEFERRED     PAID-IN    EARNINGS     COMMON     LIABILITY
                               OUTSTANDING   STOCK    COMPENSATION   CAPITAL    (DEFICIT)     STOCK     ADJUSTMENT
                               -----------   ------   ------------   --------   ---------   ---------   ----------
Balance at December 31,
 1992........................   14,604,384   $ 152        $(249)     $124,306    $(57,261)   $(2,969)     $  (677)
Compensation expense
  recognized.................           --      --          245            --          --         --           --
Shares issued for Restricted
  Stock Award Plans..........      122,700       1         (201)          200          --         --           --
Shares issued in lieu of
  Directors' compensation....       35,439      --           --            72          --         --           --
Treasury common stock
  purchases-at cost..........      (12,064)     --           --            --          --        (22)          --
Minimum pension liability
  adjustment.................           --      --           --            --          --         --       (6,843)
Net loss.....................           --      --           --            --     (28,893)        --           --
                               -----------   ------      ------      --------   ---------   ---------   ----------
Balance at December 31,
  1993.......................   14,750,459     153         (205)      124,578     (86,154)    (2,991)      (7,520)
Compensation expense
  recognized.................           --      --          205            --          --         --           --
One-for-ten reverse stock
  split effective March 31,
  1994 (Note 3)..............  (13,275,414)   (138 )         --           138          --         --           --
Shares issued for Restricted
  Stock Award Plans..........          240      --           --             4          --         --           --
Net loss.....................           --      --           --            --      (4,131)        --           --
                               -----------   ------      ------      --------   ---------   ---------   ----------
Balance at March 31, 1994....    1,475,285   $  15        $  --      $124,720    $(90,285)   $(2,991)     $(7,520)
                               -----------   ------      ------      --------   ---------   ---------   ----------
                               -----------   ------      ------      --------   ---------   ---------   ----------

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                              RMI TITANIUM COMPANY

                     SELECTED NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--GENERAL

     The condensed consolidated financial statements include the accounts of RMI Titanium Company and its majority-owned subsidiaries. The condensed consolidated financial statements included herein have been prepared by RMI Titanium Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial information presented reflects all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results to be expected for the year.

     The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products.

NOTE 2--ORGANIZATION

     On April 20, 1990, Quantum Chemical Corporation ("Quantum") and USX Corporation ("USX") transferred their 50% partnership interests in RMI Company (the immediate predecessor of the Company) to the Company in exchange for shares of the Company's common stock (the "Reorganization"). Concurrent with the Reorganization, Quantum completed a sale of its 7,500,000 shares of the Company's common stock to the public. USX has retained its 7.5 million shares of the Company's common stock. At March 31, 1994 approximately 51% of the Company's outstanding common stock was owned by USX.

NOTE 3--REVERSE STOCK SPLIT

     At its Annual Meeting held on March 31, 1994, the Company's shareholders approved an amendment to the Articles of Incorporation of the Company effecting a one-for-ten reverse stock split. A Certificate of Amendment to the Articles of Incorporation was filed with the Ohio Secretary of State on March 31, 1994, and the reverse split became effective on that date. Pursuant to the reverse split, each certificate representing shares of common stock outstanding immediately prior to the reverse split is deemed to represent one-tenth the number of shares of common stock after the reverse split. Per share and weighted average share amounts reported herein have been retroactively restated to reflect the reverse stock split. Common Stock and additional paid-in capital have also been adjusted at March 31, 1994 to reflect the reverse split. Treasury Common Stock was not affected by the reverse split.

NOTE 4--NEW ACCOUNTING STANDARDS

     Effective January 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employer's Accounting for Postemployment Benefits." The results for the period ended March 31, 1994 reflect a one-time charge of $1.2 million representing the cumulative effect of adopting the new standard. SFAS No. 112 will have no effect on cash flow. Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 ("SFAS No. 106") "Employers' Accounting for Postretirement Benefits Other than Pensions." The results for the three months ended March 31, 1993 reflect a one-time charge of $16.9 million representing the cumulative effect of recognizing the entire SFAS No. 106 transition obligation. Additionally, effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Prior to the adoption of SFAS No. 109, income tax expense was determined under Statement of Financial Accounting Standards No. 96 (SFAS No. 96), "Accounting for Income Taxes." Under the provisions of SFAS No. 109 and SFAS No. 96, no tax benefits were recognized for the 1994 and 1993 pretax losses. The provision for taxes in the first quarter of 1993 results from certain state income taxes.

NOTE 5--CONTINGENCIES

     The Company is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including a Superfund site. Given the status of the proceedings with respect to these sites, ultimate investigative and remediation costs cannot presently be accurately predicted, but could, in the aggregate, be material. Based on the information available regarding the current ranges of estimated remediation costs at currently active sites, and what the Company believes will be its ultimate share of such costs, provisions for environmental-related costs have been recorded. These provisions are in addition to amounts which have previously been accrued for the Company's share of environmental study costs. At March 31, 1994, the amount accrued for future environmental-related costs was $2.9 million. The amount accrued is net of expected contributions from third parties (other than insurers) of approximately $1.6 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects.

     The Company is also the subject of, or a party to, a number of other pending or threatened legal actions involving a variety of matters.

     The ultimate resolution of the foregoing contingencies could individually or in the aggregate, be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

NOTE 6--INVENTORIES

                                                                (DOLLARS IN THOUSANDS)
                                                          MARCH 31, 1994     DECEMBER 31, 1993
                                                          --------------     ------------------
                                                           (UNAUDITED)
     Raw material and supplies........................       $ 15,395             $ 18,366
     Work-in-process and finished goods...............         58,481               52,151
     Adjustments to LIFO values.......................        (13,025)             (13,025)
                                                          --------------     ------------------
                                                             $ 60,851             $ 57,492
                                                          --------------     ------------------
                                                          --------------     ------------------

     Inventories are valued at cost as determined by the last-in, first-out
(LIFO) method which, in the aggregate, is lower than market. Inventory costs generally include materials, labor costs and manufacturing overhead (including depreciation).

     Included in work-in-process are costs relating to a drilling riser contract, which is being accounted for as a long-term contract. Contract costs, plus estimated earnings, less progress billings at March 31, 1994 and December 31, 1993 amounted to $4.0 million and $1.3 million, respectively.

Inside back cover of Prospectus

Components made from RMI Titanium Products

Five photographs of component parts made from RMI Titanium

Medical implants
Sour gas production tubulars
Superplastically formed aircraft wing part
Jet engine fan blade
Coiled tubing spool

- ------------------------------------------------------
- ------------------------------------------------------
NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RMI. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
Summary..............................     3
Use of Proceeds......................    17
Capitalization.......................    17
Price Range of Common Stock and
  Dividends..........................    19
The Rights Offering..................    20
Business.............................    31
Selected Financial Information.......    42
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    44
Description of Capital Stock.........    49
The RMI Voting Trust Agreement.......    51
Legal Matters........................    52
Experts..............................    52
Index to Financial Statements........   F-1

- ------------------------------------------------------
- ------------------------------------------------------



- ------------------------------------------------------
- ------------------------------------------------------

                                          Shares

                               ------------------

                                  Common Stock
                                       of
                              RMI TITANIUM COMPANY

                               ------------------

                                   PROSPECTUS

                                 April   , 1994

                               ------------------


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        Securities and Exchange Commission registration fee.............     $10,345
        Blue Sky fees and expenses......................................           *
        Costs of printing and engraving.................................           *
        Legal fees and expenses.........................................           *
        Financial Advisor fees and expenses.............................           *
        Subscription Agent fees and expenses............................           *
        Information Agent fees..........................................           *
        Accounting fees and expenses....................................           *
        Stock Exchange listing fee......................................           *
        Miscellaneous expenses..........................................           *
                                                                            --------
             Total......................................................     $     *
                                                                            --------
                                                                            --------

- ---------
* To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Ohio law contains numerous provisions concerning the responsibilities of the officers and directors of Ohio corporations, such as the Company, including provisions that have the effect of limiting the potential liability of such officers and directors. The latter provisions are discussed below.

     In general terms and subject to certain limitations, under Ohio law an Ohio corporation is explicitly authorized to indemnify its directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding against expenses, including attorney's fees, or any judgment, fines or settlement amounts issued against or incurred by them, provided that they acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation's best interests. An Ohio corporation is also specifically authorized (1) to provide indemnification to an even greater extent than that described above, and (2) to purchase and maintain insurance for or on behalf of its directors, officers, employees and agents against liability arising out of their service, even if indemnification would not be permitted under the circumstances. Ohio law concerning director responsibilities was amended in 1990 to provide that a director shall be liable in damages only if it is proved by clear and convincing evidence that his action or failure to act arose out of deliberate intent to harm the corporation or out of reckless disregard for the corporation's best interests, subject to certain limitations and exceptions. Moreover, Ohio law makes clear that directors may legitimately consider the interests of persons and groups such as employees and local and national economic and other interests, in addition to interests of shareholders, in connection with matters on which they may act.

     The Company's Regulations provide that its directors and officers shall be indemnified to the full extent permitted by law against liability and expenses. In addition, the Company has obtained insurance covering liability of its directors and officers for their actions as such. The Company will essentially be a self-insurer with respect to any director and officer indemnification claim not covered by the insurance policy.

ITEM 16.  EXHIBITS

EXHIBITS

      4.1--Form of Subscription Warrant with Instructions*

      5 --Opinion of R.E. Hilton, Assistant General Counsel of the U.S. Steel
          Group--USX Corporation, regarding legality of the securities being offered**

     23.1--Consent of Price Waterhouse*

     23.2--Consent of R.E. Hilton, Assistant General Counsel of the U.S. Steel
           Group--USX Corporation (included in Exhibit 5)**

     24 --Powers of Attorney.*
- ---------
 * filed herewith
** to be filed by amendment

     All other schedules are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference herein.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to supplement the prospectus set forth in this registration statement, after the expiration of the subscription period, to set forth the results of the subscription offer.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANA,
ON APRIL 22, 1994.

                                                RMI TITANIUM COMPANY

                                                By                *
                                                   ---------------------------------------
                                                           L. Frederick Gieg, Jr.
                                                             President and Chief
                                                              Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 22, 1994.

                  SIGNATURE                                         TITLE
                  ---------                                         -----
                      *
- --------------------------------------------    President and Chief Executive Officer and Director
           L. Frederick Gieg, Jr.

                      *
- --------------------------------------------    Senior Vice President and Chief Financial Officer
              Timothy G. Rupert

                      *
- --------------------------------------------    Director
             Craig R. Andersson

                      *
- --------------------------------------------    Director
              Neil A. Armstrong

                      *
- --------------------------------------------    Director
              Charles C. Gideon

                      *
- --------------------------------------------    Director
               Dan F. Huebner

                      *
- --------------------------------------------    Chairman of the Board and Director
               R. M. Hernandez

                      *
- --------------------------------------------    Director
             William E. Lewellen

                      *
- --------------------------------------------    Director
            Wesley W. von Schack

                      *
- --------------------------------------------    Director
               Louis A. Valli

              /s/T. G. Rupert
By:_________________________________________
               T. G. Rupert
             Attorney-in-fact